     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               IBT BANCORP, INC.
               (Exact name of registrant as specified in charter)
                               ------------------

             MICHIGAN                              6712                             38-2830092
  (State or other jurisdiction of      (Primary Standard Industrial                (IRS Employer
  incorporation or organization)        Classification Code Number)           Identification Number)

                               ------------------

                               IBT BANCORP, INC.
                               200 East Broadway
                          Mt. Pleasant, Michigan 48858
                                 (517) 772-9471
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                                 DAVID W. HOLE
                                   PRESIDENT
                               IBT BANCORP, INC.
                               200 East Broadway
                          Mt. Pleasant, Michigan 48858
                                 (517) 772-9471
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   Copies to:

                   MATT G. HREBEC                                         LLOYD C. FELL
        FOSTER, SWIFT, COLLINS & SMITH, P.C.                    BODMAN, LONGLEY & DAHLING, L.L.P.
             313 SOUTH WASHINGTON SQUARE                         229 COURT STREET, P.O. BOX 405
            LANSING, MICHIGAN 48933-2193                            CHEBOYGAN, MICHIGAN 49721
                   (517) 371-8100                                        (231) 627-4351

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:

    As soon as practicable after this registration statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM
                                           AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED        REGISTERED              PER SHARE           OFFERING PRICE(1)      REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, no par value...                875,092                   N/A                $10,806,540.62            $2,852.93
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) Computed in accordance with Rule 457(f)(2) based on the book value on March 31, 2000 of the maximum number of shares of FSB Bancorp, Inc. common stock expected to be received by the registrant in the merger and calculated by multiplying (i) the book value of a share of FSB Bancorp, Inc. common stock on March 31, 2000 ($26.38) by (ii) 409,649, representing the maximum approximate number of shares of FSB Bancorp, Inc. common stock expected to be received by the registrant in the merger.

(2) Based on .000264 of the proposed maximum aggregate offering price.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               FSB BANCORP, INC.

                               ------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD             , 2000

                               ------------------

To the Shareholders of FSB Bancorp, Inc.:

     A special meeting of shareholders of FSB Bancorp, Inc., a Michigan
corporation ("FSB"), will be held on             ,             , 2000, at
a.m., local time, at the United Methodist Church, 125 Third Street, Breckenridge, Michigan, 48615, for the following purposes:

          1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 7, 2000, (the "Merger Agreement"), by and between FSB and IBT Bancorp, Inc. ("IBT"), pursuant to which, among other things, FSB will merge with and into IBT upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the proxy statement-prospectus that follows this notice.

          2. To transact such other business as may properly be brought before the special meeting and any adjournments or postponements of the special meeting.

     The board of directors of FSB has fixed the close of business on
            , 2000 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Only shareholders of record on this date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

                                            By Order of the Board of Directors

                                            ------------------------------------
                                            Chairman

Breckenridge, Michigan
            , 2000

Please promptly complete, sign, date and return the enclosed proxy card whether or not you plan to attend the special meeting. Failure to return a properly executed proxy or to vote at the meeting will have the same effect as a vote against the Merger Agreement and the merger. You may still vote at the special meeting even if you have previously returned your proxy card.

                                   [FSB LOGO]
                               ------------------

     The board of directors of FSB has approved the sale of FSB to IBT (the "Merger"). The Merger requires the approval of FSB's shareholders. A special meeting of shareholders will be held to vote on the proposed merger. The date, time and place of the meeting are set forth in the notice of special meeting on the preceding page.

     If the merger is completed, IBT expects to exchange 2.1362 of shares of its common stock for each share of FSB common stock then outstanding.

     The last transaction price in IBT common stock known to management occurring prior to the public announcement of the Merger was $30.00 a share on March 29, 2000, making 2.1362 shares of IBT common stock on that date equal to $64.09. The last transaction price in IBT common stock known to management occurring prior to the mailing of this Proxy Statement-Prospectus was
$          a share on             , 2000, making 2.1362 shares of IBT common
stock equal on that date to $          .

     The Merger is expected to be generally tax free to FSB shareholders, except for cash received instead of fractional shares.

     This proxy statement-prospectus provides detailed information about the proposed merger. Please read this entire document carefully. You can find additional information about IBT from documents filed with the Securities Exchange Commission.

     Whether or not you plan to attend the meeting, please complete and mail the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the Merger. If you fail to return your proxy card, or if you fail to instruct your broker how to vote shares held for you in the broker's name, the effect will be the same as a vote against the merger.

     No vote of IBT's shareholders is required to approve the transaction.

                           Herbert C. Wybenga
                           President

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE IBT COMMON STOCK TO BE ISSUED OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF IBT COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OR ANY BANK OR NON-BANK SUBSIDIARY OF IBT, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                               ------------------

              Proxy Statement-Prospectus dated             , 2000.
        First mailed to FSB shareholders on or about             , 2000.

                             ADDITIONAL INFORMATION

     This proxy statement-prospectus incorporates important business and financial information about IBT that is not included in or delivered with this document. See "Where You Can Find More Information" on page 79 for a list of the documents that IBT has incorporated into this proxy statement-prospectus. The documents are available to you without charge upon written or oral request made as follows:

                               IBT BANCORP, INC.
                               200 East Broadway
                          Mt. Pleasant, Michigan 48858
                                 (517) 772-9471

     TO OBTAIN DOCUMENTS IN TIME FOR THE SPECIAL MEETING, YOUR REQUEST SHOULD BE
RECEIVED BY             , 2000.

                   QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT

WHAT IS THE PURPOSE OF THIS DOCUMENT?

     This document serves as both a proxy statement of FSB and a prospectus of IBT. As a proxy statement, it's being provided to you because FSB's board of directors is soliciting your proxy for use at the special meeting of shareholders called to consider and vote on the proposed merger of FSB to IBT. As a prospectus, it's being provided to you because IBT is offering to exchange shares of its common stock for your shares of FSB common stock.

DO I NEED TO READ THE ENTIRE DOCUMENT?

     Absolutely. Much of this proxy statement-prospectus summarizes information that is in greater detail elsewhere in this document or in the appendices to this document. Each summary discussion is qualified by reference to the full text. For example, the summary of the terms of the Merger Agreement is qualified by the actual terms of the Merger Agreement, a copy of which is attached as Appendix A.

IS THERE OTHER INFORMATION I SHOULD CONSIDER?

     Yes. Much of the business and financial information about IBT that may be important to you is not included in this document. Instead, this information is incorporated by reference to documents filed by IBT with the SEC. This means that IBT may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC.

     See "Where You Can Find More Information" on page 79 for a list of documents that IBT has incorporated by reference into this proxy statement-prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

     You should rely on the later filed document. Information in this proxy statement-prospectus may update information contained in one or more of the IBT documents incorporated by reference. Similarly, information in documents that IBT may file after the date of this proxy statement-prospectus may update information in this proxy statement-prospectus or information in previously filed documents.

WHAT IF I CHOOSE NOT TO READ THE INCORPORATED DOCUMENTS?

     Information contained in a document that is incorporated by reference is part of this proxy statement-prospectus, unless it is superseded by information contained directly in this proxy statement-prospectus or in one or more documents filed with the SEC after the date of this proxy statement-prospectus. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

                               TABLE OF CONTENTS

SUMMARY.....................................................    1
  The Merger................................................    1
  The Companies.............................................    1
  What You Will Receive.....................................    1
  Federal Income Tax Consequences to FSB Shareholders.......    2
  Reasons for the Merger....................................    2
  Fairness Opinions.........................................    2
  Surrender of FSB Shares...................................    2
  Additional Benefits to FSB Management.....................    2
  Dissenters' Rights........................................    2
  Special Meeting...........................................    2
  Vote Required to Approve Merger...........................    3
  Differences in the Rights of Shareholders.................    3
  Regulatory Approvals......................................    3
  Other Conditions to Completing the Merger.................    3
  Termination of the Merger Agreement.......................    3
  Accounting Treatment......................................    3
  Regulation of IBT.........................................    3
  Selected Financial Data...................................    4
  Comparative Per Common Share Data.........................    5
SPECIAL MEETING OF SHAREHOLDERS.............................    6
  Date, Time and Place......................................    6
  Record Date...............................................    6
  Vote Required to Approve Merger...........................    6
  Voting and Revocation of Proxies..........................    6
  Solicitation of Proxies...................................    7
  Other Matters Considered at the Meeting...................    7
THE MERGER..................................................    8
  Effect of the Merger......................................    8
  Background of and Reasons for the Merger..................    8
  Opinions of FSB's and IBT's Financial Advisors............   10
  Additional Interests of FSB Management....................   19
  Dissenters' Rights........................................   19
  Exchange of Certificates..................................   21
  Regulatory Approvals......................................   21
  Effect of Merger on FSB's Employee Benefit Plans..........   22
  U.S. Federal Income Tax Consequences of the Merger........   22
  Resale of IBT Common Stock Issued in the Merger...........   23
  Accounting Treatment......................................   23
THE MERGER AGREEMENT........................................   24
  Basic Plan of Reorganization..............................   24
  Representations and Warranties............................   25
  Management and Operations After the Merger................   25
  Certain Covenants.........................................   25
  Conditions to the Merger..................................   27
  Termination of the Merger Agreement.......................   27
  Effect of Termination.....................................   28
  Waiver and Amendment......................................   28
  Expenses..................................................   28

COMPARISON OF SHAREHOLDER RIGHTS............................................................................         29
  Introduction..............................................................................................         29
  Authorized and Outstanding Capital Stock..................................................................         29
  Number and Election of Directors..........................................................................         29
  Amendment of Governing Documents..........................................................................         30
  Approval of Mergers and Assets Sales......................................................................         30
  Preemptive Rights.........................................................................................         30
  Special Meetings..........................................................................................         31
  Action Without a Meeting..................................................................................         31
  Limitations on Directors' Liability.......................................................................         31
  Indemnification of Officers and Directors.................................................................         32
  Dividends.................................................................................................         32
  Corporate Governance Procedures; Nomination of Directors..................................................         32
INFORMATION ABOUT IBT.......................................................................................         33
  General...................................................................................................         33
  Management and Additional Information.....................................................................         33
DESCRIPTION OF IBT CAPITAL STOCK............................................................................         34
REGULATION AND SUPERVISION OF IBT...........................................................................         35
  Introduction..............................................................................................         35
  Regulatory Agencies.......................................................................................         35
  Financial Holding Company Activities......................................................................         35
  Dividend Restrictions.....................................................................................         36
  Holding Company Structure.................................................................................         36
  Capital Requirements......................................................................................         37
  FDIC Insurance............................................................................................         38
  Fiscal and Monetary Policies..............................................................................         39
  Competition...............................................................................................         39
  Financial Modernization...................................................................................         39
INFORMATION ABOUT FSB.......................................................................................         40
  General...................................................................................................         40
  FSB Audited Consolidated Financial Statements.............................................................         41
  FSB Management's Discussion and Analysis..................................................................         56
  FSB Condensed Consolidated Financial Statements...........................................................         66
IBT AND FSB UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION....................................         72
EXPERTS.....................................................................................................         78
  IBT's Independent Accountants.............................................................................         78
  FSB's Independent Accountants.............................................................................         78
OPINIONS....................................................................................................         78
  Share Issuance............................................................................................         78
  Tax Matters...............................................................................................         79
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES................................................................................         79
WHERE YOU CAN FIND MORE INFORMATION.........................................................................         79
  SEC Filings...............................................................................................         79
  Registration Statement....................................................................................         79
  Documents Incorporated By Reference.......................................................................         79
  Documents Available Without Charge........................................................................         80
FORWARD-LOOKING STATEMENTS..................................................................................         80

APPENDIX A -- AGREEMENT AND PLAN OF MERGER

APPENDIX B -- MBCA PROVISIONS ON DISSENTER'S RIGHTS

APPENDIX C -- OPINION OF AUSTIN ASSOCIATES, INC.

APPENDIX D -- OPINION OF AUSTIN FINANCIAL SERVICES, INC.

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully, and for a more complete description of the legal terms of the Merger, you should carefully read this document and the other documents to which this document refers you. See "Where You Can Find More Information" on page 79. Each item in this summary includes a page reference to a more complete description of that item.

THE MERGER (PAGE 8)

     In the proposed transaction, IBT will acquire FSB through the merger of FSB with and into IBT. IBT will survive the Merger and Farmers State Bank of Breckenridge ("Farmers Bank") shall become a wholly owned subsidiary of IBT. If the Merger is completed, IBT will exchange shares of its common stock for shares of FSB common stock so that, after the Merger is completed, IBT will own all of the outstanding stock of Farmers Bank.

     The Merger Agreement is attached to this proxy statement-prospectus as Appendix A. Please read the Merger Agreement as it is the document that governs the Merger.

THE COMPANIES (PAGES 33 AND 40)

     IBT BANCORP, INC.
     200 East Broadway
     Mt. Pleasant, Michigan 48858
     (517) 772-9471

     IBT is a financial holding company whose subsidiaries provide banking, insurance and investments through fifteen offices located throughout Isabella County, northeastern Montcalm County, and southern Clare County, all of which are located in central Michigan. At March 31, 2000, IBT had assets of $401.1 million.

     FSB BANCORP, INC.
     316 East Saginaw Street
     Breckenridge, Michigan 48615
     (517) 842-3191

     FSB is a bank holding company with one subsidiary state bank and one insurance agency subsidiary. The insurance agency conducts no business other than obtaining insurance for FSB. FSB owns minority interests of Michigan Bankers Title Company of Northern Michigan, LLC, and of West Shore Computer Services, Inc. Its subsidiary bank provides a full range of banking services from three offices in Gratiot and Saginaw Counties of Michigan. At March 31, 2000, FSB had assets of $99.7 million.

WHAT YOU WILL RECEIVE (PAGE 24)

  Shares Of IBT Common Stock

     If the Merger is completed, you will receive a certain number of IBT common stock for each share of FSB common stock you own. The number of shares is referred to as the exchange ratio.

     FSB and IBT expect the exchange ratio to be 2.1362. The exchange ratio formula is described in more detail in "The Merger Agreement -- Basic Plan Of Reorganization."

  Cash Instead Of Fractional Shares

     IBT will not issue fractional shares in the Merger. If the total number of shares of IBT common stock you will receive in the Merger does not equal a whole number, you will receive cash instead of the fractional share.

FEDERAL INCOME TAX CONSEQUENCES TO FSB SHAREHOLDERS (PAGE 22)

     FSB shareholders generally will not recognize gain or loss for U.S. federal income tax purposes from the exchange of their shares of FSB common stock for shares of IBT common stock. FSB shareholders will be taxed on cash they receive instead of fractional shares and cash received pursuant to the exercise of dissenters' rights.

     THE TAX TREATMENT DESCRIBED ABOVE MAY NOT APPLY TO EVERY FSB SHAREHOLDER. DETERMINING THE TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED. YOU SHOULD CONSULT YOUR OWN ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

     The parties are not obligated to complete the Merger unless they receive an opinion of their respective counsel that no gain or loss will be recognized by the holders of FSB common stock upon receipt of IBT common stock except for cash received instead of fractional shares and cash received pursuant to the exercise of dissenters' rights.

REASONS FOR THE MERGER (PAGE 8)

     FSB's board of directors believes that the Merger is in the best interests of FSB shareholders and recommends that FSB shareholders approve the Merger. FSB's board believes that, as a result of the Merger, FSB shareholders will have the potential for greater stock value appreciation than they would if FSB had remained independent. Currently Farmers Bank has a substantial amount of agricultural lending. Isabella Bank and Trust has a more diverse loan portfolio, which helps alleviate the risk of a concentration in agricultural lending. The Merger Agreement provides that Farmers Bank shall remain in existence as a state chartered commercial bank, its banking offices will remain open and that there will be no layoffs of Farmers Bank employees as a result of the Merger.

FAIRNESS OPINIONS (PAGE 10)

     Austin Associates, Inc. has given its opinion to FSB's and IBT's boards of directors that the consideration to be received in the Merger by FSB shareholders is fair from a financial point of view. Austin Financial Services, Inc. has given its opinion to FSB's board of directors that the consideration to be received in the Merger by FSB shareholders is fair from a financial point of view.

SURRENDER OF FSB SHARES (PAGE 21)

     To receive certificates for your shares of FSB common stock, you will need to surrender your FSB share certificates. After the Merger is completed, IBT's stock transfer agent will send you written instructions for exchanging your stock certificates.

     PLEASE DO NOT SEND IN YOUR CERTIFICATES UNTIL YOU RECEIVE THESE
INSTRUCTIONS.

ADDITIONAL BENEFITS TO FSB MANAGEMENT (PAGE 19)

     In considering FSB's board of directors' recommendation to approve the Merger, you should be aware that the President of FSB has an interest in the Merger that is in addition to his interests as an FSB shareholder. This interest involves an employment agreement with Farmers Bank and generated by IBT. The board of directors of FSB was aware of this additional interest when it approved the Merger Agreement.

DISSENTERS' RIGHTS (PAGE 19)

     FSB shareholders will have dissenters' rights under Michigan law in connection with the Merger.

SPECIAL MEETING (PAGE 6)

     FSB will hold the special meeting of shareholders at      a.m., local time,
on           ,             , 2000, at the United Methodist Church, 125 Third
Street, Breckenridge, Michigan 48615. You can vote at the meeting if you owned FSB common stock at the close of business on
            , 2000, the record date for the meeting.

VOTE REQUIRED TO APPROVE MERGER (PAGE 6)

     Approval of the Merger requires the affirmative vote of a majority of the outstanding shares of FSB common stock entitled to vote at the special meeting. Not voting, or failing to instruct your broker how to vote shares held for you in the broker's name, will have the same effect as voting against the Merger.

     At the record date for the special meeting, FSB's directors and executive officers beneficially owned a total of 61,648 shares of FSB common stock, representing approximately 15% of the shares of FSB common stock entitled to vote at the special meeting. At the record date, IBT and its subsidiaries beneficially owned no shares of FSB common stock.

DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (PAGE 29)

     Your rights as an FSB shareholder are currently governed by Michigan law and FSB's articles of incorporation and bylaws. Upon completion of the Merger, you will become an IBT shareholder, and your rights will be governed by Michigan law and IBT's articles of incorporation and bylaws.

REGULATORY APPROVALS (PAGE 21)

     The Board of Governors of the Federal Reserve System must approve the Merger before it can be completed. IBT believes that it has filed the required application with the Federal Reserve Board. As of the date of this proxy statement-prospectus, the Federal Reserve Board had not acted on IBT's application for approval of the Merger. Although IBT expects that the Federal Reserve Board will approve the Merger, it cannot be certain when or if, or on what terms and conditions, the required approvals will be given.

OTHER CONDITIONS TO COMPLETING THE MERGER (PAGE 27)

     In addition to the receipt of regulatory approvals, there are a number of other conditions that must be met before the Merger can be completed. These conditions include obtaining requisite shareholder and regulatory approvals, the absence of any materially burdensome requirement or condition imposed in connection with obtaining any such regulatory approval, the accuracy in all material respects of the representations and warranties of the two companies and receipt of opinions of counsel in respect of certain Federal income tax consequences of the Merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 27)

     IBT and FSB can agree to terminate the Merger Agreement at any time without completing the Merger. Also, either company can terminate the Merger Agreement without the consent of the other under certain circumstances, including:

     - a court or other governmental authority prohibits or denies the Merger;
       or

     - the Merger is not completed by December 31, 2000.

ACCOUNTING TREATMENT (PAGE 23)

     IBT expects to account for the Merger under the pooling of interests method of accounting.

REGULATION OF IBT (PAGE 35)

     IBT, its banking subsidiary and its nonbanking subsidiaries are subject to extensive regulation by a number of federal and state agencies. This regulation, among other things, may restrict IBT's ability to diversify into other areas of financial services, acquire depository institutions in certain states and pay dividends on its stock. It may also require IBT to provide financial support to its subsidiary bank, maintain capital balances in excess of those desired by management and pay higher deposit premiums as a result of the deterioration in the financial condition of depository institutions in general.

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 that, effective March 11, 2000, will permit bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines "financial in nature" to include:

     - securities underwriting, dealing and market making;

     - sponsoring mutual funds and investment companies;

     - insurance underwriting and agency;

     - merchant banking activities; and

     - activities that the Board of Governors of the Federal Reserve System has determined to be closely related to banking.

     On February 12, 2000, IBT filed application with the Federal Reserve to become a financial holding company. IBT's application was approved by the Federal Reserve effective March 13, 2000.

     Under the Gramm-Leach-Bliley Act, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which IBT and its subsidiaries conduct business.

SELECTED FINANCIAL DATA

     The following financial information is to aid you in your analysis of the financial aspects of the Merger. The IBT financial data is derived from its audited consolidated financial statements for 1995 through 1999. The FSB financial data is derived from its audited consolidated financial statements for 1995 through 1999. The information in the table is only a summary and should be read with the full financial statements and related notes of IBT and FSB. The information in the table has been adjusted for stock splits and stock dividends.

                              IBT AND SUBSIDIARIES

                                                        YEARS ENDED DECEMBER 31
                                          ----------------------------------------------------
                                            1999       1998       1997       1996       1995
                                            ----       ----       ----       ----       ----
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net interest income.....................  $ 14,603   $ 13,317   $ 12,196   $ 11,741   $ 10,855
Net income..............................     4,051      3,634      3,609      3,340      2,958
Diluted earnings per share..............      1.38       1.26       1.26       1.18       1.06
Cash dividends per share................      0.50       0.47       0.45       0.42       0.36
Book value per share....................     12.32      11.87      10.76       9.85       9.19
Total assets............................   402,018    388,783    318,731    298,742    281,505
Long-term debt..........................         0          0          0          0          0

                              FSB AND SUBSIDIARIES

                                                        YEARS ENDED DECEMBER 31
                                          ----------------------------------------------------
                                            1999       1998       1997       1996       1995
                                            ----       ----       ----       ----       ----
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net interest income.....................  $  4,615    $ 4,270    $ 4,001    $ 3,822    $ 3,743
Net income..............................     1,194      1,067      1,040      1,009      1,008
Diluted earnings per share..............      2.94       2.64       2.60       2.55       2.57
Cash dividends per share................      1.12       1.02       1.00       0.90       0.83
Book value per share....................     25.55      23.77      22.03      20.42      18.91
Total assets............................   101,579     97,200     95,364     90,766     88,513
Long-term debt..........................         0          0          0          0          0

COMPARATIVE PER COMMON SHARE DATA

     The following table shows comparative per share data for IBT common stock on a historical and pro forma combined basis and for FSB common stock on a historical and pro forma equivalent basis. The information in the table assumes that IBT will account for the Merger as a pooling of interests and will exchange
2.1362 shares of its common stock for each share of FSB common stock. The pro forma equivalent information for FSB is calculated by multiplying the pro forma basic and diluted earnings per share, the historical cash dividends declared per share of FSB common stock and the pro forma shareholders' equity per share by the assumed exchange ratio of 2.1362.

     You should read the data with the historical financial statements and related notes of IBT and FSB. IBT's historical financial statements are included in documents filed with the SEC; FSB's financial statements are included elsewhere in this document. See "Where You Can Find More Information" on page
79. Amounts are in U.S. dollars. The information has been adjusted for stock splits and stock dividends.

                                                                    IBT                        FSB
                                                          -----------------------    ------------------------
                                                                        PRO FORMA                  PRO FORMA
                                                          HISTORICAL    COMBINED     HISTORICAL    EQUIVALENT
                                                          ----------    ---------    ----------    ----------
EARNINGS PER SHARE
  Basic
     Year Ended December 31, 1999.....................      $1.38         $1.38        $2.94         $2.95
  Diluted
     Year Ended December 31, 1999.....................       1.38          1.38         2.94          2.95
CASH DIVIDENDS DECLARED PER SHARE
  Year Ended December 31, 1999........................       0.50          0.49         1.12          1.05
SHAREHOLDERS' EQUITY PER SHARE
  December 31, 1999...................................      12.32         12.24        25.55         26.15

                        SPECIAL MEETING OF SHAREHOLDERS

DATE, TIME AND PLACE

     The date, time and place of the special meeting of FSB shareholders called to consider and vote on the Merger Agreement are:

                   ,             , 2000
            a.m., local time
       United Methodist Church
       125 Third Street
       Breckenridge, Michigan 48615

RECORD DATE

     FSB's board of directors has established             , 2000 as the record
date for the meeting. Only shareholders of record on that date are entitled to attend and vote at the special meeting.

VOTE REQUIRED TO APPROVE MERGER

     On the record date, there were 409,649 shares of FSB common stock outstanding and entitled to vote at the special meeting. The holders of FSB common stock are entitled to one vote per share. The presence, in person or by proxy, at the special meeting of the holders of a majority of the outstanding shares entitled to vote is necessary for a quorum. Approval of the Merger requires the affirmative vote, in person or by proxy, of the holders of a majority of the shares of FSB common stock outstanding on the record date.

     At the record date for the special meeting, FSB's directors and executive officers beneficially owned a total of 61,648 shares of FSB common stock, representing approximately 15% of the shares of FSB common stock entitled to vote at the special meeting. At the record date, IBT and its subsidiaries beneficially owned no shares of FSB common stock.

VOTING AND REVOCATION OF PROXIES

     All shares of FSB common stock represented at the special meeting by a properly executed proxy will be voted in accordance with the instructions indicated on the proxy, unless the proxy is revoked before a vote is taken. If you sign and return a proxy without voting instructions, and do not revoke the proxy, the proxy will be voted FOR the Merger.

     You may revoke your proxy at any time before it is voted by (a) filing either an instrument revoking the proxy or a duly executed proxy, in either case bearing a later date, with the corporate secretary of FSB before or at the special meeting or (b) voting the shares subject to the proxy in person at the special meeting. Attendance at the special meeting will not by itself result in your proxy being revoked.

     A proxy may indicate that all or a portion of the shares represented by the proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in the name of a nominee on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present for that proposal, even though the shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present but will not be counted as voting in favor of the proposal.

     The proposal to approve the Merger must be approved by the holders of a majority of the shares of FSB common stock outstanding at the record date. Because approval of the Merger requires the affirmative vote of a specified percentage of outstanding shares, not voting on the proposal, or failing to instruct your broker how to vote shares held for you by the broker, will have the same effect as voting against the proposal.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of FSB and its subsidiaries may solicit proxies from FSB shareholders, either personally or by telephone or other form of communication. None of the foregoing persons who solicit proxies will be specifically compensated for such services. FSB does not anticipate that anyone will be specifically engaged to solicit proxies or that special compensation will be paid for that purpose, but FSB reserves the right to do so should it conclude that such efforts are necessary or advisable.

     Nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. FSB will bear its own expenses in connection with any solicitation of proxies for the special meeting.

OTHER MATTERS CONSIDERED AT THE MEETING

     If an insufficient number of votes for the Merger is received before the scheduled meeting date, IBT and FSB may decide to postpone or adjourn the special meeting. If this happens, proxies that have been received that either have been voted for the Merger or contain no instructions will be voted for adjournment.

     FSB's board of directors is not aware of any business to be brought before the special meeting other than the proposal to approve the Merger. If other matters are properly brought before the special meeting or any adjournments or postponements of the meeting, the persons appointed as proxies will have authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of FSB.

                                   THE MERGER

EFFECT OF THE MERGER

     As a result of the Merger:

     - IBT will exchange shares of its common stock for shares of FSB common stock.

     - FSB will be merged with and into IBT.

     - IBT will acquire all of the outstanding common stock of Farmers Bank, resulting in Farmers Bank becoming a wholly-owned subsidiary of IBT.

     - FSB shareholders will become IBT shareholders, with their rights governed by Michigan law and IBT's articles of incorporation and bylaws. See "Comparison Of Shareholder Rights."

     - The name of the surviving holding company following consummation of the Merger will be "IBT Bancorp, Inc."

BACKGROUND OF AND REASONS FOR THE MERGER

  Background of the Merger

     The Merger Agreement was executed on April 7, 2000 and a press release issued announcing the terms of the Merger on April 10, 2000.

     FSB and IBT have enjoyed long histories of operating as independent community banks. Given the geographic proximity of operations, senior management and the boards of directors are familiar with the business strategies, philosophies and reputations of each company. Early in the third quarter of 1999, IBT and FSB invited Austin Associates, Inc. ("AAI") to attend individual meetings with each organization to outline the manner in which IBT and FSB could accomplish a business combination transaction.

     On August 4, 1999, AAI met with the FSB board and separately met with the executive management of IBT to discuss the range of issues involved in this type of transaction. Both FSB and IBT retained AAI in a joint engagement letter to assist in evaluating and facilitating the potential acquisition of FSB by IBT.

     On September 7, 1999, AAI issues its report related to the potential transaction. The report consisted of a valuation of IBT on a minority share level, a valuation of FSB on a sale of control level, and an exchange ratio analysis to evaluate the pro forma impact of the transaction to FSB and IBT, including the effect to per share earnings, book value and dividends.

     On October 19, 1999, AAI met with the FSB board and IBT executive management to review the AAI report. On December 14, AAI met with the FSB board to further examine the report, to discuss various nonfinancial issues related to a potential transaction, and to review additional information regarding IBT, including its employee benefit program. The nonfinancial issues reviewed by the board included the formal structure of the transaction, name of the resulting company, management and control issues following the Merger and the impact of the transaction to FSB's customers and employees.

     Subsequent to the December 14, 1999 FSB board meeting, AAI facilitated negotiation of various nonfinancial issues and on January 6, 2000, AAI met with the IBT board to discuss these matters.
AAI met with the FSB board on February 1, 2000 to finalize the negotiation of the substantive financial and nonfinancial issues in connection with the Merger. Both the IBT and FSB boards of directors authorized the commencement of due diligence of the other organization and each retained special legal counsel to draft and negotiate the Merger Agreement.

     Special legal counsel to FSB advised the FSB board to secure its own financial fairness opinion in connection with the Merger. On February 9, 2000, FSB retained Austin Financial Services, Inc. ("AFSI") to render such an opinion. AFSI is not affiliated with AAI.

     At the FSB board of directors meeting held on April 4, 2000 and at the IBT board of directors meeting held on February 29, 2000, the respective boards were advised that AAI believed the financial terms of the Merger Agreement were fair, from a financial point of view, to shareholders of both FSB and IBT. The FSB board was also advised that AFSI believed the financial terms of the Merger Agreement were fair, from a financial point of view, to shareholders of FSB. The boards of directors, with legal counsel, then considered the overall terms of the Merger Agreement and voted unanimously to approve the Merger Agreement.

  FSB's Board of Directors' Reasons for the Merger

     Subject to satisfaction of certain conditions contained in the Merger Agreement, FSB's board of directors believes the Merger to be fair and in the best interest of FSB shareholders.

     The terms of the proposed Merger are the result of arm's-length negotiations by representatives of FSB and IBT, which culminated in the signing of the Merger Agreement as of April 7, 2000. In arriving at its decision to approve and recommend the terms of the Merger Agreement, the board of directors of FSB considered a number of factors, including, but not limited to, the following:

     - the potential benefits to be derived for FSB shareholders from a combination of the two companies, including the potential for greater stock appreciation and the efficiencies and economies provided by a larger combined institution with greater resources and a larger customer base;

     - the strategic and financial alternatives available in the rapidly consolidating financial services industry and the increasing cost and difficulty for a smaller institution to meet technological changes;

     - the terms of the Merger Agreement;

     - the current and prospective economic, competitive and regulatory environment facing FSB and other financial institutions;

     - the fact that the transaction was structured to continue the existence of FSB, to keep its offices open to provide that no employee would be laid off;

     - the opinions of FSB's financial advisor that, as of March 31, 2000, and May 26, 2000 subject to the assumptions and limitations set forth in the opinions, the Merger from a financial point of view was fair to FSB and its shareholders;

     - the likely social and economic effect of the Merger on FSB's customers and employees and the communities in which it operates;

     - the diversification which will result from joining forces with IBT, which has a more diverse loan portfolio than does FSB, which has a substantial amount of agricultural lending;

     - the qualification of the Merger as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of FSB common stock) and the expected accounting treatment as a pooling of interests;

     - our board's review, based in part on presentation by our financial advisors and our due diligence review of IBT, of the financial condition, results of operation, businesses and prospects of each of the institutions before and after giving effect to the Merger and the determination of the Merger's effect on shareholder value; and

     - the current market conditions for financial institution stocks, historical market prices of FSB and IBT common stock, price volatility and trading information.

     The President of FSB has an interest in the Merger in addition to his interests as a shareholder generally. This additional interest relates to a future employment agreement. Shareholders may wish to consider those interests in evaluating the recommendation of the FSB board of directors that shareholders vote for approval of the Merger. See "Additional Interests of FSB Management" below.

     In reaching its determination to approve and recommend the Merger, the board of directors of FSB did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

     FSB'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FSB SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE MERGER.

OPINIONS OF FSB'S AND IBT'S FINANCIAL ADVISORS

     The fairness opinions of the financial advisors, Austin Associates, Inc. ("AAI") and Austin Financial Services, Inc. ("AFSI") are described below. The full text of the fairness opinions which set forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken are attached to this document as Appendix C and D, respectively. Shareholders of FSB are urged to read the fairness opinions carefully and in their entirety. To the extent that the descriptions contain projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of IBT, you should not rely on any of these statements as having been made or adopted by IBT unless they have been made by IBT in a document that is incorporated by reference into this proxy statement-prospectus. See "Where You Can Find More Information."

AUSTIN ASSOCIATES, INC. OPINION

     FSB and IBT retained Austin Associates, Inc. ("AAI") pursuant to an engagement letter dated August 4, 1999 to provide financial advisory services in connection with facilitating a potential business combination transaction under which IBT would acquire FSB. IBT and FSB selected AAI based on its experience, expertise and familiarity in representing community banks in similar transactions. AAI is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for corporate and other purposes.

     AAI orally advised the FSB and IBT boards of directors that, as of April 7, 2000, the financial terms of the Merger Agreement were fair to each company and their respective stockholders. AAI confirmed this oral opinion by delivery of a written opinion dated April 7, 2000, the date the Merger Agreement was signed.
AAI's written opinion has been updated to             , 2000, and this updated
opinion is attached as Appendix C to this Proxy Statement/Prospectus.

     You should consider the following when reading the discussion of AAI's opinion in this document:

     - The summary of the AAI opinion set forth in this Proxy
       Statement/Prospectus is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this document. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by AAI in connection with its opinion.

     - The AAI opinion is addressed to both IBT and FSB and is substantially identical to the written opinion delivered to the IBT and FSB boards dated April 7, 2000.

     - AAI expressed no opinion as to the price at which IBT common stock would actually be trading at any time.

     - The AAI opinion does not address the relative merits of the Merger and the other business strategies considered by IBT or FSB, nor does it address the IBT or FSB board decision to proceed with the Merger.

     - The AAI opinion to the IBT and FSB boards rendered in connection with the Merger does not constitute a recommendation to any IBT or FSB shareholder as to how he or she should vote at the special meeting.

     In connection with its opinion, AAI made the following assumptions:

     - that the Merger will be accounted for as a pooling in accordance with generally accepted accounting principles;

     - that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect to IBT, FSB or on the anticipated benefits of the Merger;

     - that IBT and FSB had provided it with all of the information prepared by IBT and FSB or its other representatives that might be material to AAI in its review; and

     - that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of IBT and FSB as to the future operating and financial performance of IBT and FSB, respectively.

     In addition, AAI:

     - reviewed the Merger Agreement and publicly available business and financial information relating to IBT and FSB that it considered relevant;

     - reviewed other information relating to IBT and FSB, including internal financial forecasts and forecasts of cost savings to be achieved in the merger;

     - held discussions with IBT and FSB management related to the business and prospects of the pro forma company;

     - considered financial and stock market information about IBT and FSB and compared that information with similar information about other publicly traded financial institutions;

     - considered the financial terms of other recent business combinations among financial institutions; and

     - considered such other studies, analyses, inquiries and examinations as AAI deemed appropriate.

     In connection with its review, AAI did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by AAI. AAI relied on this information being complete and accurate in all material respects. As to the financial forecasts, including the estimates of future cost savings and operating synergies expected to be achieved as a result of the merger, AAI assumed that these forecasts were reasonably prepared and reflected the best currently available estimates and judgments of the management of IBT and FSB as to the future financial performance of IBT and FSB. In addition, IBT and FSB did not ask AAI to make, and AAI did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of IBT or FSB, nor was AAI furnished with any evaluations or appraisals of this kind. IBT and FSB placed no limits on the scope of analysis performed, or opinion expressed, by AAI.

     In preparing its opinion, AAI performed a variety of financial and comparative analyses, the material aspects of which are described below. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, AAI made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, AAI believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and its opinion.

     The following is a summary of the material financial analyses performed by AAI in connection with its written opinion rendered to the IBT and FSB boards of
directors as of April 7, 2000 and its updated opinion as of             , 2000.
Certain of these summaries include information presented in tabular format. In order to fully understand the financial analyses used by AAI, these tables must be read together with the accompanying narrative. The tables alone do not constitute a complete description of the applicable financial analysis.

Summary of Financial Terms of Agreement: AAI reviewed the financial terms of the proposed transaction, including the form of consideration and the exchange ratio. Under the terms of the Merger Agreement, each outstanding share of FSB common stock shall be exchanged for 2.1362 shares of IBT common stock. No fractional shares of IBT common stock shall be issued in the Merger. Cash will paid in lieu of fractional shares based on the value of IBT common stock.

Preparation of Financial Analysis: In connection with AAI's role as financial advisor pursuant to the engagement letter dated August 4, 1999, AAI prepared a financial analysis comprised of a minority share valuation of IBT, a sale of control valuation of FSB and an exchange ratio analysis evaluating the financial impact of the transaction to both IBT and FSB. These reports were issued on September 7, 1999 based on June 30, 1999 financial information.

     Minority Share Valuation for IBT: In the minority share valuation for IBT, AAI determined a value range between $20.30 to $22.73 per share (adjusted for 3.3-for-1 stock split paid February 18, 2000). AAI used the following techniques to determine the fair market value of IBT on a minority share basis using financial performance data as of June 30, 1999:

     - Income Approach: AAI completed a discounted cash flow analysis of IBT operated as a going concern. The calculation is based on long term projections for assets, earnings and capital levels, among other variables. The future projected cash flows are discounted to a present value amount under this methodology.

     - Net Asset Value Approach: Under this method, the market value of IBT's liabilities is subtracted from the market value of its assets to determine a net asset value. Certain adjustments are made to reflect the going concern nature of IBT.

     - Guideline Transaction Approach: Indications of value are established for IBT based on two sets of guideline transactions, including (1) price/book and price/earnings multiples for selected publicly traded companies; and
       (2) price/book and price/earnings multiples for selected bank sale transactions. In determining minority share indications of value for IBT, AAI applied a minority share discount to all sale transaction multiples.

     - Market Price: The most recent trading prices of IBT's common shares based on arm's length transactions.

     The following chart highlights the valuation results for IBT:

---------------------------------------------------------------------------
                 IBT VALUATION RESULTS AS OF JUNE 30, 1999
                                                                PER SHARE
                                                                ---------
Income Approach.............................................     $17.82
Net Asset Value Approach....................................     $15.72
Guideline Transaction Approach
  Minority Share Value
     Price to Tangible Book Value Ratio.....................     $22.94
     Price to Earnings Multiple.............................     $21.16
  Control Level Value with Minority Discount
     Price to Tangible Book Value Ratio.....................     $23.40
     Price to Earnings Multiple.............................     $23.60
Market Price................................................     $24.24
                                                              -------------
Fair Market Value Conclusion................................  $20.30-$22.73
                                                              =============
---------------------------------------------------------------------------

     In determining the fair market value of IBT on a minority share basis, AAI considered each of the valuation results. No specific formula or weighting was utilized in AAI's appraisal to reach its fair market value conclusion.

Sale of Control Valuation for FSB: In the sale of control valuation for FSB, AAI determined a value range between $47.62 to $51.43 per share (adjusted for 5 percent stock dividend paid October 15, 1999) or $19.4 to $20.9 million in the aggregate. AAI used the following techniques to determine the fair market value of FSB on a sale of control basis as of June 30, 1999:

     - Income Approach: AAI completed a discounted cash flow analysis of FSB on a sale of control basis. The calculation is based on long term projections for assets, earnings and capital levels, among other variables. The future projected cash flows are discounted to a present value amount under this methodology. A control premium was added to reflect the nature of the proposed transaction.

     - Net Asset Value Approach: Under this method, the market value of FSB's liabilities is subtracted from the market value of its assets to determine a net asset value. A control premium was added to reflect the nature of the proposed transaction.

     - Guideline Transaction Approach: Indications of value for FSB are established based on guideline transactions. Price/book, price/earnings and premium over book value as a percent of total asset multiples for the selected bank sale transactions were reviewed in this analysis.

     The following chart highlights the valuation results for FSB:

--------------------------------------------------------------------------------------
                      FSB VALUATION RESULTS AS OF JUNE 30, 1999
                                                                            AGGREGATE
                                                                              VALUE
                                                             PER SHARE      ($ MILS.)
                                                             ---------      ---------
Income Approach..........................................     $48.97          $19.9
Net Asset Value Approach.................................     $47.08          $19.2
Guideline Transaction Approach
  Control Level Value
     Price to Tangible Book Value Ratio..................     $50.57          $20.6
     Price to Earnings Multiple..........................     $51.50          $21.0
     Premium over Tangible Book as a % of Assets.........     $49.97          $20.3
                                                           -------------   -----------
Fair Market Value Conclusion.............................  $47.62-$51.43   $19.4-$20.9
                                                           =============   ===========
--------------------------------------------------------------------------------------

     In determining the fair market value of FSB on a sale of control basis, AAI considered each of the valuation results. No specific formula or weighting was utilized in AAI's appraisal to reach its fair market value conclusion.

Exchange Ratio Analysis: AAI prepared an exchange ratio analysis to supplement the individual valuations of IBT and FSB. The purpose of this analysis was to evaluate the pro forma impact of the transaction to IBT, FSB and their shareholders. Four individual analyses were included in this exchange ratio analysis.

     - Contribution Analysis: AAI considered the contribution of certain balance sheet and income statement items that IBT and FSB would contribute to the pro forma company.

     - Guideline Transactions: AAI identified five transactions involving buyers and sellers with similar balance sheet and income statement characteristics to IBT and FSB. The financial terms of these transactions were evaluated and considered.

     - Fair Market Valuations of IBT and FSB: AAI calculated pro forma exchange ratios based on the range of values established in the individual valuations of IBT and FSB.

     - Pro Forma Merger Analysis: AAI considered the pro forma effect of the Acquisition to IBT and FSB per share data, including book value per share, earnings per share and dividends per share.

Contribution Analysis: AAI analyzed selective pro forma financial measures that IBT and FSB would be contributing to the combined company, excluding any projected cost savings, and compared this to the pro forma ownership of IBT and FSB stockholders.

---------------------------------------------------------------------------
          SELECTIVE CONTRIBUTION PERCENTAGES AS OF JUNE 30, 1999
                                                              IBT      FSB
                                                              ---      ---
Book Value..................................................  78.4%    21.6%
Tangible Book Value.........................................  76.8%    23.2%
Last 12 Month Net Income....................................  78.1%    21.9%
Last 12 Month Cash Net Income(1)............................  79.6%    20.4%
Total Assets................................................  80.7%    19.3%
Total Loans.................................................  76.4%    23.6%
Total Deposits..............................................  80.9%    19.1%
                                                              ----     ----
Financial Terms of Merger Agreement.........................  77.3%    22.7%
                                                              ====     ====
---------------
(1) Net income excluding goodwill amortization expense
---------------------------------------------------------------------------

Guideline Transactions: AAI analyzed the pro forma ownership and contribution results of selected bank acquisitions announced between January 1, 1998 and June 30, 1999 with similar characteristics to IBT and FSB. The criteria for the peer transactions included: (1) all stock as the form of consideration; (2) buyers having assets less than $1 billion; (3) sellers having assets less than $500 million; (4) buyer and seller return on average assets ("ROA") ranging from 0.9 percent to 1.5 percent; and (5) buyer and seller return on average equity ("ROE") ranging from 10 percent to 15 percent.

     Based on this criterion, five transactions were evaluated. The average buyer had $319 million in assets, while the average seller had $75 million in total assets. AAI considered the contribution of equity and net income of the selling institutions in comparison to their resulting pro forma ownership in the buying company. The selling institutions received an average ownership equal to 123 percent of their contribution of net income and 115 percent their contribution of equity.

     By applying these guideline transaction multiples to the IBT and FSB financial data, AAI calculated alternative pro forma exchange ratios. The following table highlights the results:

------------------------------------------------------------------------------------------------
                           IBT VALUATION RESULTS AS OF JUNE 30, 1999
                                                                         PRO
                                                         SALE OF        FORMA
                                      FSB'S 06/30/99   CONTROL PEER   OWNERSHIP   EXCHANGE RATIO
CATEGORY                               CONTRIBUTION      MULTIPLE      TO FSB         TO FSB
--------                              --------------   ------------   ---------   --------------
Net Income..........................       21.9%           123%         27.0%         2.6962
Cash Net Income.....................       20.4%           123%         25.1%         2.4462
Tangible Equity.....................       23.2%           115%         26.7%         2.6557
                                                                        ----          ------
Financial Terms of Merger
  Agreement.........................                                    22.7%         2.1362
                                                                        ====          ======
------------------------------------------------------------------------------------------------

Fair Market Valuations of IBT and FSB: The following chart highlights the individual appraisal results, and calculates a range of exchange ratios based on the range of respective values for IBT and FSB.
--------------------------------------------------------------------------------

                               APPRAISAL RESULTS

        VALUATION RANGE PER SHARE
------------------------------------------
      IBT                    FSB             OWNERSHIP   OWNERSHIP   EXCHANGE RATIO FOR
(MINORITY VALUE)   (SALE OF CONTROL VALUE)    TO IBT      TO FSB       EACH FSB SHARE
----------------   -----------------------   ---------   ---------   ------------------
  Low $20.30           High $51.43             74.2%       25.8%           2.5330
Midpoint $21.52      Midpoint $49.52           76.0%       24.0%           2.3018
  High $22.73          Low $47.62              77.7%       22.3%           2.0952
                                               ----        ----            ------
Financial Terms of Merger Agreement            77.3%       22.7%           2.1362
                                               ====        ====            ======

--------------------------------------------------------------------------------

Pro Forma Merger Analysis: AAI analyzed the pro forma effect of the merger to the estimated earnings per share of IBT and FSB for the four years following the merger. This analysis assumed a closing date of June 30, 2000. In performing this analysis, AAI considered pre-tax cost savings equal to 5% of FSB's operating expenses in the first year after the Merger, 10% in the second year, and 15% in both the third and fourth years.

     The following chart highlights the results of the pro forma merger analysis:
--------------------------------------------------------------------------------

                          PROJECTED 4-YEAR AVERAGE PERCENT CHANGE TO:
                          -------------------------------------------
 EXCHANGE RATIO TO FSB      IBT'S INCREMENTAL EPS        FSB'S EPS
 ---------------------      ---------------------        ---------
        2.5330                      (11.0)%                 31.7%
        2.3018                       (2.0)%                 22.6%
        2.0952                        7.6%                  14.0%
                                    -----                   ----
    Terms of Merger                   5.6%                  15.8%
                                    =====                   ====
       Agreement)
(2.1362 Exchange Ratio

--------------------------------------------------------------------------------

     AAI also analyzed the pro forma effect of the merger on the estimated book value per share of IBT and FSB for the four years following the transaction. Based on this analysis, AAI calculated that the merger would be 0.9 percent dilutive to IBT's estimated book value per share in 2004 and the transaction would be 8.0 percent accretive to FSB's estimated book value per share in 2004 based on a 2.1362 exchange ratio to FSB.

Interim Financial Performance since June 30, 1999: AAI evaluated the interim financial performance of IBT and FSB between June 30, 1999 and March 31, 2000. Balance sheet and income statement data for the six and twelve months ended December 31, 1999 and for the three months ended March 31, 2000 were reviewed.
--------------------------------------------------------------------------------

     IBT SELECTIVE FINANCIAL DATA ($000)

                                              SIX MONTH         SIX MONTH        THREE MONTH
                                            PERIOD ENDING     PERIOD ENDING     PERIOD ENDING
CATEGORY                                      06/30/99          12/31/99          03/31/00
--------                                    -------------     -------------     -------------
Total Assets..............................    $401,020          $402,018          $401,110
Total Loans...............................    $252,255          $276,722          $280,060
Total Deposits............................    $360,680          $355,635          $357,027
Total Equity..............................    $ 36,271          $ 36,678          $ 37,604
Total Tangible Equity.....................    $ 32,231          $ 32,926          $ 33,994
Net Income................................    $  2,016          $  2,035          $    996
Cash Net Income...........................    $  2,205          $  2,225          $  1,090
ROAA......................................        1.02%             1.01%             0.99%
ROAE......................................       11.83%            11.16%            10.46%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     FSB SELECTIVE FINANCIAL DATA ($000)

                                                  SIX MONTH       SIX MONTH       SIX MONTH
                                                PERIOD ENDING   PERIOD ENDING   PERIOD ENDING
CATEGORY                                          06/30/99        12/31/99        03/31/00
--------                                        -------------   -------------   -------------
Total Assets..................................     $95,972        $101,579         $99,713
Total Loans...................................     $77,871        $ 79,123         $82,686
Total Deposits................................     $84,957        $ 89,441         $88,069
Total Equity..................................     $ 9,998        $ 10,429         $10,771
Total Tangible Equity.........................     $ 9,798        $ 10,248         $10,600
Net Income....................................     $   556        $    638         $   342
Cash Net Income...............................     $   569        $    651         $   349
ROAA..........................................        1.16%           1.29%           1.36%
ROAE..........................................       11.32%          12.49%          12.91%

--------------------------------------------------------------------------------

Contribution Analysis as of March 31, 2000: AAI analyzed selective pro forma financial measures that IBT and FSB would be contributing to the combined company, excluding any projected cost savings, and compared this to the pro forma ownership of IBT and FSB stockholders. AAI noted that, based on the IBT exchange ratio and the number of shares of IBT stock and FSB stock outstanding at March 31, 2000, IBT stockholders would own approximately 77.4 percent and FSB stockholders would own approximately 22.6 percent of the pro forma shares outstanding. AAI compared these percentages to the following pro forma data:
--------------------------------------------------------------------------------

               SELECTIVE CONTRIBUTION PERCENTAGES AS OF MARCH 31, 2000

                                                              IBT      FSB
                                                              ---      ---
Book Value..................................................  77.7%    22.3%
Tangible Book Value.........................................  76.2%    23.8%
First Quarter 2000 Net Income...............................  74.4%    25.6%
First Quarter 2000 Cash Net Income(1).......................  75.8%    24.3%
Last 12 Month Net Income....................................  76.0%    24.0%
Last 12 Month Cash Net Income(1)............................  77.2%    22.8%
Total Assets................................................  80.0%    19.9%
Total Loans.................................................  81.2%    18.8%
Total Deposits..............................................  80.2%    19.8%
                                                              ----     ----
Financial Terms of Merger Agreement(2)......................  77.4%    22.6%
                                                              ====     ====

     --------------------

     (1) Net income excluding goodwill amortization expense

     (2) Adjusted to reflect effect of IBT Dividend Reinvestment Plan
--------------------------------------------------------------------------------

     The opinion expressed by AAI was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either IBT or FSB could materially affect the assumptions used in preparing this opinion.

     IBT and FSB have agreed to pay AAI customary fees for its services as financial advisor in connection with the Merger. In addition to its fees and regardless of whether the merger is consummated, IBT and FSB have agreed to reimburse AAI for its reasonable out-of-pocket expenses, and to indemnify AAI against certain liabilities, including liabilities under securities laws.

AUSTIN FINANCIAL, INC. OPINION

     AFSI is a nationally recognized investment banking firm specializing in the banking and financial services industry. ASFI is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. AFSI does not contemplate any future business with FSB or IBT arising from this engagement, nor has its opinion concerning the fairness, from a financial point of view, of the terms of the proposed Merger been subject to indications of future business with either FSB or IBT.

     AFSI rendered written opinions to FSB's Board of Directors to the effect that the terms of the proposed merger are fair, from a financial point of view, to the shareholders of FSB. The written opinions were delivered on March 31, 2000 and May 26, 2000. No limitations were imposed by the Board of Directors of FSB upon AFSI with respect to the investigations made or procedures followed by AFSI in rendering its opinion.

     AFSI's opinions are directed only to the fairness, from a financial point of view, of the terms of the proposed merger and do not constitute a recommendation to any FSB shareholder as to how such shareholders should vote at the special meeting of FSB shareholders or any other matter.

     In connection with its opinions, AFSI reviewed material bearing upon the financial operating conditions of FSB and IBT including, but not limited to: (1) the Annual Reports of FSB and IBT for the year 1999; (2) Consolidated Reports of Condition and Income of FSB and IBT for the years ending 1994-1999; (3) Uniform Bank Performance Reports of FSB and IBT as of September 30, 1999; (4) Consolidated Reports of Condition and Income of FSB and IBT for the period ending March 31, 2000; (5) the interest rate schedule for FSB and IBT; (6) FSB's and IBT's estimated depreciation schedule for the years 2000-2004; (7) other internal financial and operating information which was provided to AFSI by FSB and IBT; (8) publicly available information concerning certain other banks/ thrifts and bank/thrift holding companies merger and acquisition transactions;
(9) discussing the foregoing as well as other matters relevant to its inquiry, including the past and current business operations and acquisitions, results of regulatory examinations, financial condition, current loan quality and trends, and future prospects of IBT with certain officers and representatives of IBT; and (10) the Agreement. AFSI also took into account its assessment of general economic market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and general knowledge of the banking industry. AFSI's opinions were necessarily based upon conditions as they existed and could be evaluated on the date of the opinions and the information made available to AFSI through those dates.

     AFSI relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information provided to it by FSB and IBT or from public sources. In particular, AFSI did not make an independent evaluation of the assets and liabilities of FSB or IBT. Nor did AFSI independently verify the aggregate allowance for loan loss set forth in the balance sheets of FSB and IBT at March 31, 2000, and assumed on this date that such allowances complied fully with applicable law, regulatory policy, and sound banking practice. However, AFSI did perform the following due diligence of IBT:
(1) reviewed any pending litigation and solicited management's projected loss related to any pending litigation; (2) reviewed IBT's "watch" loan list and details involving the history of the loans contained within it; (3) reviewed IBT's 1999/2000 corporate minute book including board and executive committee meeting minutes; (4) reviewed IBT's most recent comprehensive regulatory exam;
(5) reviewed any administrative orders or other regulatory action imposed upon IBT or its affiliate bank; and (6) posed several questions to IBT's management concerning matters that could have a material impact on the future value of IBT's common stock.

     In its analyses, AFSI made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FSB and IBT. Any estimates contained in AFSI's analyses do not necessarily denote future results since many unforeseen occurrences could affect or alter such estimates. No financial institution or transaction utilized in AFSI's analyses was identical to FSB or IBT or the Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments by AFSI concerning differences in financial and operating characteristics of the relevant financial institutions, the timing of the relevant transactions and prospective buyer interest, as well as other factors that could affect the public trading markets of the financial institution or financial institutions to which they are being compared.

     Since neither FSB's or IBT's common stock is publicly traded it was paramount that AFSI perform an analysis of both institutions in order to derive its opinion, from a financial point of view, as to the fairness of the Agreement to FSB.

     The following is a brief description of the analysis of FSB (based on the written opinion delivered on May 26, 2000).

     Using a discounted future cash flow analysis, AFSI projected FSB's cash flow from April 1, 2000 through March 31, 2005. The principal behind the discounted future cash flow analysis is that the worth of a business is equal to the future expected cash flow discounted at a rate that reflects the riskiness of the cash flow. Besides determining five years of future cash flows, AFSI also estimated FSB's residual value as of March 31, 2005. The residual value represents the value of the institution beyond the explicit forecast period. This value is based on the cash flow during the year following the final projected year. The steps involved in determining FSB's value utilizing the discounted future cash flow analysis included the following: (1) the projected earnings in excess over the amount necessary to maintain a 6.00% equity capital to asset ratio were added to book charges such as depreciation less any projected capital expenditures in order to determine future cash flow; (2) the future cash flows were then converted to a present value equivalent using a discount rate of 16.55%, which was determined from the use of the Capital Asset Pricing Model ("CAPM"); (3) the residual value was then calculated by dividing the projected cash flows for the year 2005 by the capitalization rate. The capitalization rate not only includes all aspects of the CAPM but also reflects the long-term income growth prospects of FSB, as well as specific company risk factors; (4) the present value equivalent of the projected residual value was calculated using the 16.55% discount rate; and (5) the present value of the cash flows and the residual value were added together. The value per share of FSB's common stock resulting from this analysis was $30.73 (assuming 408,237 current shares outstanding).

     AFSI also determined the fair market value of FSB utilizing the adjusted book method as an alternative valuation method. The adjusted book value approach requires a three-step process. First, the book value is determined. This figure is derived from the March 31, 2000 balance sheet, and it represents the summary measure of shareholders' claims against the assets, on a historical cost basis. Second, assets and liabilities are restated to their fair market values. The adjusted book value calculation considers each major asset and liability account classification. Finally, additional "off-balance sheet" adjustments are calculated, if necessary. The value per share of FSB's common stock resulting from this analysis was $44.30 (assuming 408,237 current shares outstanding.)

     AFSI accorded an equal weight to each of the values derived from its analysis in order to arrive at an aggregate value of FSB. The weightings were based on AFSI's review of the financial position, history and recent performance of FSB. The sum of the weighted values or $37.52 per share equates to the fair market value of FSB as of March 31, 2000.

     AFSI used the same valuation methods, rates, etc., in analyzing IBT's common stock as it did with FSB. Assuming 2,985,084 current shares outstanding, the discounted future cash flow analysis resulted in a value per share of $17.39 and the adjusted book analysis resulted in a value per share of $19.44. AFSI, as it did with FSB, applied an equal weighting to the two values. The sum of the weighted values equaled $18.42 per share, which equates to the fair market value of IBT as of March 31, 2000.

     Based on the exchange rate of the Agreement, a determined fair market value of $18.42 per share for IBT's common stock, the transaction would result in a $39.35 per share value for FSB's shareholders. Therefore, the exchange terms of the Agreement would be favorable, from a financial standpoint, to FSB shareholders since the transaction would result in a positive margin of $1.83 per share in comparison to the fair market value of IBT as determined by AFSI.

     AFSI analyzed certain other mergers and acquisitions that have consummated over the past fourteen months in Michigan as well as the neighboring states of Ohio and Wisconsin, which involved target financial institutions with assets under $700 million. AFSI compared the multiple produced by this reorganization to the mean multiples for the transactions analyzed. See the opinion at Appendix D for more details.

     AFSI's analysis showed that the implied valuations of FSB, applying the mean transaction multiples described above to FSB's last twelve months earnings per share and book value per share as of March 31, 2000, were $67.56 per share and $56.21 per share, respectively. The results produced in this analysis do not purport to be indicative of actual value or expected value of FSB shares of common stock.

     Summarizing the contractual relationship between FSB and AFSI, the fee in determining AFSI's opinion, is a contractual $17,500 plus out of pocket expenses. In addition, FSB also has agreed to indemnify AFSI and its officers, directors, shareholders, employees and agents for all of its time, expenses, and any liability incurred as a result of AFSI's proposed engagement by means of legal action, administrative proceedings or threat thereof, unless such action, pending or threat thereof is caused by AFSI's own unlawful conduct, breach of duty or negligence during the course of performing AFSI's services.

     AFSI, in rendering its opinion, has assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to any of the parties involved. In addition, AFSI has assumed that in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed upon FSB or IBT that will have a materially adverse impact on the contemplated benefits of the proposed transaction to FSB and IBT and their shareholders.

     Based upon AFSI's analysis and subject to the qualifications described in its fairness opinion, considering all circumstances known to AFSI and based upon other matters considered relevant, AFSI believes that as of May 26, 2000, the terms of the Agreement from a financial point of view are fair to FSB and its shareholders.

ADDITIONAL INTERESTS OF FSB MANAGEMENT

     The President of FSB has an interest in the Merger that is in addition to his interests as a shareholder of FSB generally. This additional interest is described below. FSB's board of directors was aware of this additional interest when it approved the Merger Agreement.

  Employment Agreement

     Farmers Bank and Herbert C. Wybenga will enter into an employment agreement that will become effective on the day immediately following the Merger's closing date. Mr. Wybenga is currently FSB's President and Farmers Bank's President and CEO.

     For a term beginning on the day immediately following the day the Merger closes and ending three (3) years later, Farmers Bank will employ Mr. Wybenga as a regular employee in the position of President and CEO. Mr. Wybenga will receive an annual salary of $100,000.

     Under the terms of his employment agreement, Mr. Wybenga is subject to non-competition restrictions while employed by Farmers Bank and for a period of two years from the date he ceases to be an employee of Farmers Bank.

DISSENTERS' RIGHTS

     Each holder of FSB common stock has the right to dissent from the Merger and receive the fair value of such shares of FSB common stock in cash if the shareholder follows the procedures required under Sections 450.761-450.774 of the MBCA set forth in Appendix B, the material provisions of which are summarized below. Under the MBCA, a holder of FSB common stock may dissent and IBT will pay to such shareholder the fair value of such shareholder's shares of FSB common stock if such shareholder:

(1) files with FSB before the vote is taken, written notice of intent to demand payment for his or her shares and (2) does not vote in favor of the Merger.

     If the Merger is approved at the FSB special meeting, IBT will deliver written dissenters' notice to those FSB shareholders who complied with their notice requirements. This dissenters' notice will be sent no later than ten days after the Closing Date. The dissenters' notice will (1) state where payment demand must be sent and when certificates must be deposited; (2) supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the Merger and requires that the shareholder certify whether he or she acquired beneficial ownership of the shares before such date; and (3) set a date by which the payment demand must be received, which date may be not less than thirty nor more than sixty days after the date the dissenters' notice was delivered to shareholders.

     A shareholder sent a dissenters' notice must demand payment, certify whether he or she acquired beneficial ownership of the FSB common stock before the date required to be set forth in the dissenters' notice and deposit his or her certificates in accordance with the terms of the notice. FSB shareholders who do not demand payment or deposit certificates within the time set forth in the dissenters' notice lose all rights to payment for their FSB common stock.

     Except for "after-acquired" shares, which are discussed below, at the Closing Date or upon receipt of a payment demand, FSB will pay each dissenter the amount IBT estimates to be the fair market value of the shares plus accrued interest. The payment will be accompanied by FSB's most recent balance sheet, income statement, and statement of changes in shareholder equity plus the latest available interim financial statements, as well as IBT's estimate of the fair value of the FSB Common Stock, an explanation of how interest was calculated, and a statement of the dissenter's right to make a supplemental demand for payment if dissatisfied with the payment made.

     FSB common stock acquired after the date of the first announcement to the news media or FSB shareholders of the terms of the Merger still qualify for dissenters' rights, but the holder of the these shares may receive different and somewhat less favorable treatment than those shares acquired before such announcements. IBT, at its election, may withhold payment from a dissenter who holds "after-acquired" shares, at a time when payment to other shareholders is required. Should IBT elect to withhold payment, IBT, after the Closing Date, will estimate the fair value of the dissenter's shares plus interest and offer to pay this amount to each dissenter who agrees to accept it in full satisfaction. Along with its offer, IBT will send a statement of its estimate of the fair value of the shares, an explanation of how interest was calculated, and a statement of the dissenter's right to make a supplemental demand for payment if dissatisfied with the offer.

     In the event a shareholder is dissatisfied with the payment received, or with the amount offered in the case of after-acquired shares, he or she must notify IBT in writing of his or her own estimate of the fair value of the shares and interest due and make a supplemental demand for payment of the amount he or she believes to be owing. This right is waived unless the dissenter makes his or her demand within thirty days after IBT made or offered payment for his or her shares.

     If a supplemental demand remains unsettled, IBT shall commence a proceeding within sixty days after receiving the demand, and petition the circuit court to determine the fair value and accrued interest. Should IBT fail to do so it must pay each dissenter whose demand remains unsettled, the amount demanded. Each dissenter made a party to the proceeding is entitled to judgment for the amount by which the court determined fair value of the shares plus interest exceeds the amount paid by IBT or, in the case of after-acquired shares for which payment was not made, the total amount of the fair value plus interest.

     A PROXY OR VOTE AGAINST THE MERGER WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

     THE ABOVE SUMMARY OF THE PROVISIONS REGARDING DISSENTERS' RIGHTS UNDER THE MBCA IS QUALIFIED IN ITS ENTIRETY BY THE TEXT OF

SECTIONS 450.761-450.774 OF THE MBCA. THE TEXT OF SECTIONS 450.761-450.774 IS ATTACHED HERETO AS APPENDIX B.

     SHAREHOLDERS OF FSB INTENDING TO EXERCISE DISSENTERS' RIGHTS ARE URGED TO SEEK THE ADVICE OF COUNSEL. FAILURE TO COMPLY WITH ALL REQUIREMENTS OF SECTIONS 450.761-450.774 OF THE MBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

EXCHANGE OF CERTIFICATES

     The conversion of FSB Common Stock into IBT Common Stock will occur automatically at the Effective Time.

     On the next business day after the Effective Time, Isabella Bank and Trust, in its capacity as Exchange Agent (the "Exchange Agent"), will send to each FSB shareholder a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to certificates for shares of FSB common stock will pass, only upon proper delivery of such certificates to the Exchange Agent) and instructions for use in effecting the exchange of the certificates for shares of IBT common stock and cash in lieu of fractional shares.

     FSB SHAREHOLDERS SHOULD NOT FORWARD FSB STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. FSB SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Until the certificates representing FSB common stock are surrendered for exchange after the consummation of the Merger, holders of such certificates will not be paid dividends or other distributions with respect to the shares of IBT common stock into which such shares of FSB common stock have been converted. When such certificates are surrendered, any such unpaid dividends or other distributions will be paid (without interest) with respect to the number of whole shares of IBT common stock represented by such certificates. Holders of unsurrendered certificates shall not be entitled to vote after the Effective Time at any meeting of IBT shareholders until they have exchanged their certificates. For all other purposes (excluding the right to vote at meetings of IBT's shareholders), however, each certificate which represents shares of FSB common stock outstanding immediately prior to the Effective Time will be deemed to evidence ownership of the number of whole shares of IBT common stock into which such shares have been converted by virtue of the Merger.

     After one year following the Effective Time, the Exchange Agent will return any cash balances and IBT stock certificates held by it to IBT. Any FSB shareholders who have not properly surrendered their FSB certificate(s) for exchange may then do so directly to IBT.

     All shares of IBT common stock issued upon conversion of shares of FSB common stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of FSB common stock.

REGULATORY APPROVALS

     The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System.

     The approval of the Federal Reserve Board is required because IBT is a financial holding company registered under the Bank Holding Company Act. On June 1, 2000, IBT filed an application with the Federal Reserve Board requesting approval of the Merger. As of the date of this proxy statement-prospectus, the Federal Reserve Board had not acted on IBT's application.

     The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by FSB shareholders is fair. Regulatory approval does not constitute an endorsement or recommendation of the Merger.

     IBT and FSB are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the Merger to become effective other than those described above. IBT and FSB intend to seek any other approval and to take any other action that may be required to effect the Merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

     The Merger cannot be completed unless all necessary regulatory approvals are granted. In addition, either party may elect not to complete the Merger if any condition under which any regulatory approval is granted is unreasonably burdensome to IBT. See "The Merger Agreement -- Conditions To The Merger."

EFFECT OF MERGER ON FSB'S EMPLOYEE BENEFIT PLANS

     The Merger Agreement provides that, subject to any eligibility requirements applicable to such plans, employees of FSB will be entitled to participate in the IBT employee benefit and welfare plans.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary of the anticipated material U.S. federal income tax consequences of the Merger to FSB shareholders who are citizens or residents of the United States and who, on the date of disposition of their shares of FSB common stock, hold such shares as capital assets. This summary does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment circumstances, or to certain types of investors, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, "S" corporations, limited liability corporations, foreign corporations and taxpayers subject to alternative minimum tax.

     The summary is based on the U.S. federal income tax laws as currently in effect and as currently interpreted. It does not cover issues of state, local or foreign taxation. Nor does it address all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their personal circumstances or to shareholders subject to special rules under U.S. federal income tax laws. Future legislation, regulations, administrative rulings and court decisions may alter the tax consequences summarized below.

     The anticipated U.S. federal income tax consequences to FSB shareholders are as follows:

     - A shareholder who receives shares of IBT common stock in exchange for shares of FSB common stock will not recognize any gain or loss on the receipt of the shares of IBT common stock, except for cash received in lieu of a fractional share. The shareholder's gain or loss on the receipt of cash in lieu of a fractional share will equal the difference between the cash received and the basis of the fractional share exchanged.

     - A shareholder's tax basis in the shares of IBT common stock received will be the same as the shareholder's tax basis in the shares of FSB common stock exchanged in the Merger, less any cash received in lieu of fractional shares.

     - The holding period of the shares of IBT common stock received by a shareholder will include the holding period of the shareholder's shares of FSB common stock exchanged in the Merger, but only if the shares of FSB common stock were held as a capital asset at the time the Merger is completed.

     - Where a cash payment is received by a dissenting shareholder, the cash will be treated as received by the shareholder as a distribution in redemption of FSB common stock.

     Neither party is required to complete the Merger unless it receives an opinion of counsel that these will be the U.S. federal income tax consequences of the Merger. The opinions may make certain assumptions and may rely on representations of the parties to the Merger as to factual matters. It will reflect the opinion giver's judgment as to the tax status of the Merger under the Code and will not be binding on the Internal Revenue Service ("IRS"). There is no assurance that the IRS will not take a contrary position regarding the tax consequences of the Merger, nor is there any assurance that the IRS would not prevail in the event the tax consequences of the Merger were litigated.

     THE U.S. FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY OR MAY NOT BE APPLICABLE DEPENDING UPON A SHAREHOLDER'S PARTICULAR SITUATION. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAW.

RESALE OF IBT COMMON STOCK ISSUED IN THE MERGER

     The IBT common stock issued in the Merger will be freely transferable under the Securities Act of 1933, except for shares issued to FSB shareholders who are considered to be "affiliates" of FSB or IBT under Rule 145 under the Securities Act. The definition of "affiliate" is complex and depends on the specific facts, but generally includes directors, executive officers, 10% shareholders and other persons with the power to direct the management and policies of the company in question.

     Affiliates of FSB may not sell the shares of IBT common stock received in the Merger except (a) pursuant to an effective registration statement under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with Rule 144 and Rule 145 under the Securities Act. Generally, those rules permit resales of stock received by affiliates so long as IBT has complied with certain reporting requirements and the selling shareholder complies with certain volume and manner of sale restrictions.

     FSB has agreed to use its best efforts to deliver to IBT signed representations by each person who may be deemed to be an affiliate of FSB that the person will not sell, transfer or otherwise dispose of the shares of IBT common stock to be received by the person in the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder.

     This proxy statement-prospectus does not cover any resales of IBT common stock received by affiliates of FSB.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of IBT and FSB will be carried forward to the combined corporation at their recorded amounts; income of the combined corporation will include income of IBT and FSB for the entire fiscal year in which the combination occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of the combined corporation. The unaudited pro forma condensed combined financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests method of accounting. See "Summary -- Comparative Per Common Share Data."

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement-prospectus as Appendix A and is incorporated by reference into this proxy statement-prospectus. This summary is qualified in its entirety by reference to the full text of the Merger Agreement. FSB shareholders are encouraged to read the Merger Agreement carefully and in its entirety. Parenthetical references are to the relevant section or sections of the Merger Agreement.

BASIC PLAN OF REORGANIZATION

     The Merger Agreement provides that FSB will merge by statutory merger with and into IBT, with IBT as the surviving corporation. (section 1.3).

  Exchange Of IBT Shares For FSB Shares

     In the Merger, each share of FSB common stock outstanding immediately before the Merger will be exchanged for 2.1362 shares of IBT common stock (subject to provisions with respect to fractional shares and shares for which dissenters' rights have been effectively exercised and not withdrawn). (section 2.1(b))

     Any shares of FSB common stock owned by IBT, FSB and their respective subsidiaries (other than shares held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties ("Trust Account Shares")) will be canceled.

     Each outstanding share of IBT common stock will remain outstanding and unchanged as a result of the Merger.

     Upon consummation of the Merger, the holders of FSB common stock will receive, in the aggregate approximately 875,092 shares of IBT common stock (depending on the calculation of the Exchange Ratio discussed above), except those holders of shares of FSB common stock with respect to which the shareholder has effectively exercised dissenter's rights and not withdrawn his or her demand, therefor, in the manner required by the MBCA. There are currently 409,649 shares of FSB common stock issued and outstanding, and no shares are issuable pursuant to the exercise of warrants or options, nor are any shares issuable in conversion of any other securities. Based upon the outstanding shares of stock of IBT and FSB as of June 15, 2000 the shareholders of FSB would own IBT Common Stock representing approximately 22.7% of the outstanding voting power of IBT following consummation of the Merger. For purposes of calculating such percentage, it is assumed that no additional shares of IBT common stock have been issued.

  Adjustments For Changes In Capitalization

     If before the Merger is completed the outstanding shares of IBT are increased or decreased in number or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, reclassification, recapitalization, stock dividend, stock split or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the Exchange Ratio. (section 2.1(a))

  Cash In Lieu Of Fractional Shares

     No fractional shares of IBT common stock will be issued to any FSB shareholder upon consummation of the Merger. In lieu of the issuance of any fractional share of IBT common stock, cash payments will be made to FSB shareholders in respect of any fractional share of IBT common stock that would otherwise be issuable in an amount equal to such fractional proportion of the value of a share of IBT common stock. No interest on the cash payments to be made in lieu of the issuance of fractional shares will accrue pending surrender to the Exchange Agent of certificates representing FSB common stock.

  Effective Date And Time Of The Merger

     The Merger will become effective upon the filing of a Certificate of Merger with the Department of Consumer and Industry Services of the State of Michigan (the Effective Time") or such later time as is specified in such certificate. The filing with respect to the Merger will occur as soon as practicable on or after the first day which is the fifth business day after satisfaction or waiver of the latest to occur of certain conditions to the Merger specified in the Merger Agreement, unless another date is agreed to in writing by FSB and IBT. See "THE MERGER
AGREEMENT -- Conditions to the Merger" below. It is expected that a period of time will elapse between the Special Meeting and the Effective Time while the parties seek to obtain the regulatory approvals required in order to consummate the Merger. See "THE MERGER -- Regulatory Approvals Required" below. The Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before December 31, 2000. See "THE MERGER AGREEMENT -- Termination of the Merger Agreement" below.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties by IBT and FSB concerning, among other things (a) their organization and legal authority to engage in their respective businesses; (b) their capitalization; (c) their corporate authority to enter into the Merger Agreement and complete the Merger, (d) the absence of certain material changes; (e) compliance with applicable laws; (f) benefit plans; (g) absence of certain litigation; (h) certain environmental matters; and (i) filing of tax returns and payment of taxes. (sections 3.1 and 3.2) Because the representations and warranties do not survive completion of the Merger, they function primarily as a due diligence device and a closing condition (that is, they must continue to be true in all material respects until the Merger is completed).

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Directors After the Merger. On the closing date of the Merger, FSB will be merged with and into IBT and the separate corporate existence of FSB will cease. IBT will be the surviving company in the Merger and will have a Board of Directors consisting of those persons serving as directors of IBT immediately prior to the Effective Time plus two additional members initially appointed, prior to the Effective Time, by the FSB board of directors, with the consent of IBT. Farmers Bank will operate with its current directors plus two additional members to be designated by IBT. Isabella Bank and Trust will operate with its current directors plus one additional member to be designated by FSB.

     Executive Officers After the Merger. Following the Merger, it is anticipated that (i) IBT, as the surviving corporation, will operate with IBT's current executive officers, though the president of Farmers Bank shall be appointed a Vice President of IBT and (ii) Farmers Bank and Isabella Bank and Trust will operate with their current executive officers and employees.

     Operations after the Merger. At and after the Closing Date:

     - Farmers Bank shall remain a state-chartered commercial bank.

     - The names of IBT, Farmers State Bank of Breckenridge and Isabella Bank and Trust shall not change as a result of the Merger. In the future, the Board of Directors of IBT will consider the possibility of a name change which is less geographically restrictive.

     - All banking offices of Farmers Bank will remain open.

     - There will be no layoffs at Farmers Bank as a result of the Merger. Any reduction in staffing levels shall be accomplished through attrition.

CERTAIN COVENANTS

     The Merger Agreement has a number of covenants and agreements that govern the actions of FSB and IBT pending completion of the Merger. Some of the covenants and agreements are summarized below.

  Conduct of Business Pending the Merger

     Pursuant to the Merger Agreement, FSB has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. In addition, FSB has agreed that neither it nor its subsidiaries may, without the written consent of IBT, among other things: (i) enter into any new material line of business; (ii) increase or decrease the current number of FSB directors except as consistent with FSB's current Board of Directors' retirement policy; (iii) change its lending, investment, liability management and other material banking policies in any material respect; (iv) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith except in the ordinary course of business consistent with past practice; (v) declare or pay any dividends on shares of capital stock other than regular semi-annual cash dividends not in excess of $0.75 per share of FSB Common Stock, and dividends by FSB's wholly owned subsidiary, or split, combine or reclassify any of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock; (vi) have any of its subsidiaries issue any shares of capital stock, other than to its parent; (vii) make any acquisition or enter into any merger or similar transaction, provided, however, that the foregoing shall not prohibit (a) internal reorganizations, consolidations or dissolutions involving only existing subsidiaries of FSB, (b) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business, or
(c) acquisitions of financial assets and merchant banking activities, in each case in the ordinary course of business; (viii) dispose of any assets, other than as disclosed prior to the date of the Merger Agreement, as required in order to consummate the transactions contemplated by the Merger Agreement or in the ordinary course of business consistent with past practices; (ix) incur any indebtedness other than in the ordinary course of business consistent with past practice; (x) except as contemplated by or disclosed prior to execution of the Merger Agreement, enter into, amend or terminate any employee benefit plan or any agreement or arrangement between it and any of its directors or officer, or
(xi) authorize or permit any of its officers, directors, employees, representatives or agents to solicit any takeover proposal or agree to endorse any takeover proposal (See "THE MERGER AGREEMENT -- Certain
Covenants -- Competing Transactions" below).

     Pursuant to the Merger Agreement, IBT and FSB have each agreed that neither it nor any of its subsidiaries may, without written consent of the other, among other things: (i) amend their articles of incorporation or bylaws other than an amendment to IBT's articles of incorporation to increase its authorized common stock to 10.0 million shares or any other amendments required to complete the transaction; (ii) take any action intended to result in any of the representations or warranties to the Merger Agreement being or becoming materially untrue or any conditions to the Merger not being satisfied or in violation of any provision of the Merger Agreement; or (iii) take any action which would disqualify the Merger as a "pooling of interest" for accounting purposes or a tax-free "reorganization" for tax purposes.

  Competing Transactions

     Except as the FSB board of directors deems necessary, on the advice of counsel, in the exercise of its fiduciary obligations under applicable law, the Merger Agreement provides that FSB and its subsidiaries will not, directly or indirectly, authorize or permit any of their respective officers, directors, employees, representatives or agents to solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any "takeover proposal," or agree to or endorse any takeover proposal or participate in any discussions or negotiations or provide third parties with any nonpublic information, relating to any such inquiry or proposal. The foregoing does not restrict or prohibit any disclosure by FSB that is required, on the advice of counsel, in any document to be filed with a regulatory authority after the date of the Merger Agreement or in any document or statement otherwise required under applicable law. The Merger Agreement provides that FSB shall promptly advise IBT (orally and in writing) of any such inquiry or proposal. For these purposes, a "takeover proposal" is defined as any tender or exchange offer, proposal for a merger, consolidation or other business combination involving FSB or any subsidiary of FSB, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, FSB or any of its subsidiaries, other than the transactions contemplated or permitted by the Merger Agreement.

  Other Covenants

     The Merger Agreement contains various other covenants, including covenants relating to the preparation and distribution of this proxy statement-prospectus and access to information. In addition, FSB has agreed to use its best efforts to deliver to IBT prior to completion of the Merger signed representations from each executive officer, director or shareholder of FSB who may reasonably be deemed an "affiliate" of FSB within the meaning of such term as used in Rule 145 of the Securities Act. (sections 5.1 and 5.6) See "The Merger -- Resale Of IBT Common Stock Issued In The Merger."

CONDITIONS TO THE MERGER

     Under the Merger Agreement, various conditions are required to be met before the parties are obligated to complete the Merger. These conditions are customary and include such items as the receipt of shareholder and regulatory approval, the absence of any materially burdensome requirement or condition imposed in connection with obtaining any regulatory approval, and the receipt by FSB and IBT of favorable tax opinions. (sections 6.1, 6.2 and 6.3) See "The Merger -- U.S. Federal Income Tax Consequences Of The Merger."

     The obligations of the parties are also subject to the continued accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the Merger Agreement, and, subject to certain exceptions, the absence of any changes that have had or might be reasonably expected to have an adverse effect on FSB. Some of the conditions to the Merger are subject to exceptions and/or a "materiality" standard. Certain conditions to the Merger may be waived by the party seeking to assert the condition. (sections 6.2 and 6.3)

TERMINATION OF THE MERGER AGREEMENT

  Termination by Mutual Consent

     IBT and FSB can agree to terminate the Merger Agreement at any time before completion of the Merger. (section 7.1)

  Termination by Either IBT or FSB

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of FSB: (a) by mutual consent of IBT and FSB if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board; (b) by either IBT or FSB upon written notice to the other party if any Requisite Regulatory Approval is denied or if any governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; (c) by either IBT or FSB if the Merger shall not have been consummated on or before December 31, 2000; (d) by either IBT or FSB (provided that the terminating party is not in material breach of any of its obligations) if any approval of the shareholders of FSB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof; (e) by either IBT or FSB if there is a material breach of any of the representations or warranties in the Merger Agreement by the other party, which breach by its nature cannot be cured prior to the Closing; or (f) by either IBT or FSB if there is a material breach of any of the covenants or agreements in the Merger Agreement on the part of the other party, which breach is not cured within twenty business days following receipt by the breaching party of written notice of such breach from the other party.

     In the event of termination of the Merger Agreement, the Merger Agreement will become void and have no effect except (i) for certain specified provisions of the Merger Agreement dealing with confidentiality and expenses; and (ii) that neither party will be relieved or released from any liabilities or damages arising out of the willful breach by the other party of any provisions of the Merger Agreement.

EFFECT OF TERMINATION

     Generally, if either party terminates the Merger Agreement, it becomes void without any liability to either party other than for willful breaches occurring before termination; however, the provisions of the Merger Agreement governing confidential information and expenses incurred in connection with the Merger continue in effect after termination of the Merger Agreement. (section 7.2)

WAIVER AND AMENDMENT

     Either IBT or FSB may waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants or conditions contained in the Merger Agreement. (section 7.4)

     IBT and FSB can amend the Merger Agreement at any time before the Merger is completed; however, the Merger Agreement prohibits them from amending the Merger Agreement after FSB shareholders approve the Merger if the amendment would require further approval by FSB's shareholders, unless such further approval is obtained. (section 7.3)

EXPENSES

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, and the transactions contemplated thereby will be paid by the party incurring such expense, except (i) for liabilities and damages arising out of the willful breach of the Merger Agreement, and (ii) that expenses incurred in connection with printing and mailing this Proxy Statement/Prospectus will be shared equally by IBT and FSB. (section 5.8)

                        COMPARISON OF SHAREHOLDER RIGHTS

     The following is a summary of material differences between the rights of FSB shareholders and the rights of IBT shareholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of FSB shareholders and IBT shareholders. The summary is qualified in its entirety by reference to the Michigan Business Corporation Act (MBCA), FSB's articles of incorporation and bylaws, and IBT's articles of incorporation and bylaws.

INTRODUCTION

     Upon completion of the Merger, holders of FSB common stock will become shareholders of IBT. There are material differences in the rights of FSB shareholders as compared to the rights of IBT shareholders. The rights of FSB shareholders are governed by Michigan law and FSB's articles of incorporation and bylaws, and the rights of IBT shareholders are governed by Michigan law and IBT's articles of incorporation and bylaws.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  IBT

     IBT's articles of incorporation currently authorize the issuance of 10,000,000 shares of IBT common stock, no par value per share. At June 15, 2000, there were 2,986,258 shares of IBT common stock outstanding.

  FSB

     FSB's articles of incorporation authorize the issuance of 600,000 shares of common stock, no par value. An aggregate of 409,649 shares of common stock were issued and outstanding as of June 15, 2000.

NUMBER AND ELECTION OF DIRECTORS

  IBT

     IBT's bylaws provide for a board of directors consisting of not less than five nor more than eleven persons. The number of directors is currently nine. The board of directors is divided into three classes, with the directors in each class being elected for a term of three years. Directors of IBT may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority of the shares of IBT common stock entitled to vote thereon. Vacancies on IBT's board of directors may be filled by majority vote of the remaining directors or, in the event a vacancy is not so filled or if no director remains, by the shareholders. Directors of IBT are elected by plurality of the votes of shares of IBT common stock entitled to vote thereon present in person or by proxy at the meeting at which directors are elected. IBT's articles of incorporation do not currently permit cumulative voting in the election of directors.

  FSB

     FSB's bylaws provide for a board of directors consisting of not less than five nor more than twenty-five persons. The number of directors is currently eight. The board of directors is divided into three classes, with the directors in each class being elected for a term of three years. Directors of FSB may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority of the shares of FSB common stock entitled to vote thereon. Vacancies on FSB's board of directors may be filled by majority vote of the remaining directors. Directors of FSB are elected by plurality of the votes of shares of FSB common stock entitled to vote thereon present in person or by proxy at the meeting at which directors are elected. FSB's articles of incorporation do not currently permit cumulative voting in the election of directors.

AMENDMENT OF GOVERNING DOCUMENTS

  IBT

     In general, IBT's articles of incorporation may be amended only if the proposed amendment is approved by 66 2/3% of the outstanding IBT shares entitled to vote thereon. IBT's bylaws may be amended by a two-thirds affirmative vote of the board of directors or by a majority of the outstanding shares entitled to vote thereon; provided however, the provision of the bylaws relating to the classified board may not be amended by the board of directors.

  FSB

     In general, FSB's articles of incorporation may be amended only if the proposed amendment is approved by a majority of the outstanding FSB shares entitled to vote thereon. However, amendment of Article VII, dealing with the Board of Directors, requires the approval of at least 80% of the outstanding FSB shares entitled to vote thereon (and, in certain circumstances, if the amendment is proposed by an "interested shareholder" controlling more than 20% of the outstanding FSB shares, by 66 2/3% of the shareholders other than the "interested shareholder"). Article VIII, dealing with business combinations, may be amended by the affirmative vote of 66 2/3% of the outstanding FSB shares (and, in addition, if the amendment has been proposed by an "interested shareholder" controlling more than 20% of the outstanding FSB shares, also by a majority of the shares held by shareholders other than the "interested shareholder"). FSB's bylaws may be amended by the vote of the board of directors or by the shareholders.

APPROVAL OF MERGERS AND ASSETS SALES

  IBT

     Except as described below, the affirmative vote of 66 2/3% of the outstanding shares of IBT common stock entitled to vote thereon is required to approve a merger or consolidation involving IBT or the sale, lease or exchange of all or substantially all of IBT's corporate assets. No vote of the shareholders is required, however, in connection with a merger in which IBT is the surviving corporation and (a) the agreement of merger for the merger does not amend in any respect IBT's articles of incorporation, (b) each IBT shareholder whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares with identical descriptions, preferences, limitations and relative rights, immediately after the merger and
(c) the number of shares of capital stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 100% of the shares of IBT capital stock outstanding immediately before the merger.

  FSB

     The affirmative vote of a majority of the outstanding shares of FSB common stock is required to approve the Merger. Under certain circumstances, not here applicable, a higher percentage would be required. For such circumstances, see
Article VIII of FSB's articles of incorporation.

PREEMPTIVE RIGHTS

  IBT

     IBT's articles of incorporation do not grant shareholders preemptive rights to subscribe to any or all issues of IBT shares or securities.

  FSB

     FSB's articles of incorporation do not grant shareholders preemptive rights to subscribe to any or all issues of FSB shares or securities.

SPECIAL MEETINGS

  IBT

     IBT's bylaws provide that a special meeting of shareholders may be called by the president or the secretary and shall be called by either of them on the request in writing or by vote of a majority of the directors or shareholders of record.

  FSB

     FSB's articles of incorporation provide that a special meeting of shareholders may be called by a resolution approved by a majority of the board of directors.

ACTION WITHOUT A MEETING

  IBT

     IBT's articles of incorporation permit any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders to be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

     Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent must be given to shareholders who did not consent in writing.

  FSB

     FSB's articles of incorporation do not permit actions by FSB shareholders to be taken by written consent. Instead, any action by shareholders must be effected at a duly called annual or special meeting of the shareholders.

LIMITATIONS ON DIRECTORS' LIABILITY

  IBT

     IBT's articles of incorporation provide that a director of IBT shall not be personally liable to IBT or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to IBT or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) violation of Section 551(1) of the MBCA relating to distributions or (d) any transaction from which the director derived an improper personal benefit. This provision protects IBT's directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his duty of care.

  FSB

     FSB's articles of incorporation provide that a director of FSB shall not be personally liable to FSB or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to FSB or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) violation of Section 551(1) of the MBCA relating to distributions or (d) any transaction from which the director derived an improper personal benefit. This provision protects FSB's directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of his duty of care.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  IBT

     IBT's articles of incorporation provide that IBT shall indemnify to the full extent permitted by law each person who is or was or had agreed to become a director or officer of the Corporation or who serves or served any other enterprise at the request of the corporation. The MBCA permits such indemnification if such individual has acted in good faith and in a manner the person reasonably believed to be in the best interest of the corporation or its shareholders, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

  FSB

     FSB's articles of incorporation provide that FSB has the power to indemnify to the full extent permitted by law each person who is or was or had agreed to become a director or officer of the Corporation or who serves or served any other enterprise at the request of the corporation. The MBCA permits such indemnification if such individual has acted in good faith and in a manner the person reasonably believed to be in the best interest of the corporation or its shareholders, and , in the case of a criminal proceeding, has no reasonable cause to believe the conduct of the person was unlawful.

DIVIDENDS

  IBT

     The holders of IBT common stock are entitled to receive dividends when and as declared by IBT's board of directors out of funds legally available therefor. The MBCA provides that a corporation may make a distribution to its shareholders if after giving it effect the corporation is able to pay its debts as the debts become due in the usual course of business, and the corporation's total assets would equal or exceed the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. IBT is also subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings.

  FSB

     The holders of FSB common stock are entitled to receive dividends when and as declared by FSB's board of directors out of funds legally available therefor. The MBCA provides that a corporation may make a distribution to its shareholders if after giving it effect the corporation is able to pay its debts as the debts become due in the usual course of business, and the corporation's total assets would equal or exceed the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. FSB is also subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings.

CORPORATE GOVERNANCE PROCEDURES; NOMINATION OF DIRECTORS

  IBT

     IBT's articles of incorporation and bylaws do not contain any provision relating to the ability of shareholders to nominate directors of IBT. However, pursuant to applicable law, an eligible shareholder may submit a proposal to be presented at the annual meeting of shareholders provided it is received at IBT's principal executive offices not less than 120 calendar days in advance of the date of IBT's proxy statement released to shareholders in connection with the previous year's annual meeting of the shareholders.

  FSB

     FSB's articles of incorporation provide that nomination for the election of directors shall be made by the board of directors, a nominating committee appointed by the board of directors or any shareholder entitled to vote for directors. In the case of a shareholder nomination, certain procedures that must be followed. Shareholders intending to nominate candidates for election must deliver written notice of the nomination to the secretary of FSB at least 60 days but not more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. The notice must include (i) the name and address of the shareholder who intends to make the nomination; (ii) the name, age, business address and if known, residence address of each nominee;
(iii) the principal occupation or employment of each nominee; (iv) the number of shares of stock of FSB which are beneficially owned by each nominee and by the nominating shareholders; (v) any other information concerning the nominee that must be disclosed about nominees in a proxy statement soliciting proxies for the election of the nominee; and (vi) the executed consent of each nominee to serve as a director, if needed. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

                             INFORMATION ABOUT IBT

GENERAL

     IBT is a registered financial holding company incorporated under Michigan law in September 1988. The Corporation has four subsidiaries: Isabella Bank and Trust, IBT Financial Services, Inc., IBT Title, Inc. and IBT Loan Production. Its principal subsidiary, Isabella Bank and Trust has fifteen banking offices located throughout Isabella County, northeastern Montcalm County, and southern Clare County, all of which are located in central Michigan. IBT Financial Services, Inc. is a full service retail brokerage offering stocks, bonds and mutual funds to individuals. It is also authorized to sell life insurance, casualty insurance, and fixed and variable annuities. IBT Title, Inc. provides title insurance, abstract searches, and closes real estate loans. IBT Loan Production originates residential real estate mortgages.

     At March 31, 2000, IBT had consolidated total assets of $401.1 million, consolidated total deposits of $357 million and shareholders' equity of $37.6 million.

     IBT is a legal entity separate and distinct from its banking and nonbanking subsidiaries. As a result, the right of IBT, and thus the right of IBT's creditors, to participate in any distribution of assets or earnings of any subsidiary, other than in its capacity as a creditor of such subsidiary, is subject to the prior payment of claims of creditors of such subsidiary. The principal sources of IBT's revenues are dividends and fees from its subsidiaries. See "Regulation And Supervision Of IBT -- Dividend Restrictions" for a discussion of the restrictions on the subsidiary bank's ability to pay dividends to IBT.

     IBT's executive offices are located at 200 East Broadway, Mt. Pleasant, Michigan 48858, and its telephone number is (517) 772-9491.

MANAGEMENT AND ADDITIONAL INFORMATION

     Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning IBT is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1999. IBT's annual report on Form 10-K is incorporated by reference into this proxy statement-prospectus. FSB shareholders who want a copy of this annual report or any document incorporated by reference into the report may contact IBT at the address or phone number indicated below under "Where You Can Find More Information."

                        DESCRIPTION OF IBT CAPITAL STOCK

     The following description contains a summary of the material features of the capital stock of IBT but does not purport to be complete and is subject to and qualified in its entirety by reference to the IBT articles of incorporation which are filed as an exhibit to the Registration Statement of which this Proxy Statement-Prospectus forms a part and are incorporated herein by reference. The following description should be read carefully by FSB shareholders since, at the Effective Time, each issued and outstanding share of FSB common stock will be converted into 2.1362 shares of IBT common stock.

     The authorized capital stock of IBT consists of 10,000,000 shares of common stock no par value (of which 2,986,258 shares were issued and outstanding on June 15, 2000.)

     The holders of IBT common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. IBT's articles of incorporation do not provide for cumulative voting of the shares of IBT common stock. Holders of IBT common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of a liquidation, holders of IBT common stock are entitled to share ratably in all assets of IBT available for distribution to holders of shares of IBT common stock. Holders of IBT common stock have no preemptive rights and have no rights to convert their IBT common stock into any other securities. All shares of IBT common stock now issued and outstanding are fully paid and nonassessable.

     The transfer agent for IBT common stock is Isabella Bank and Trust.

                       REGULATION AND SUPERVISION OF IBT

     To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the full text of those provisions. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to IBT could have a material effect on the business of IBT.

INTRODUCTION

     IBT, its banking subsidiary and its nonbanking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of federal financial holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

     As discussed in more detail below, this regulatory environment, among other things, may restrict IBT's ability to diversify into certain areas of financial services, acquire depository institutions in certain states and pay dividends on its capital stock. It may also require IBT to provide financial support to one or more of its banking subsidiaries, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

REGULATORY AGENCIES

  Financial Holding Company

     IBT, as a federal financial holding company, is subject to regulation under the Bank Holding Company Act of 1956 and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956.

  Subsidiary Bank

     IBT's state-chartered banking subsidiary is subject to primary federal regulation and examination by the FDIC and, in addition, is regulated and examined by the Financial Institutions Bureau of the State of Michigan.

  Nonbank Subsidiaries

     IBT's nonbank subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. IBT's brokerage subsidiary is regulated by the SEC, the National Association of Securities Dealers, Inc. and state securities regulators. IBT's insurance activities are subject to regulation by applicable state insurance regulatory agencies.

FINANCIAL HOLDING COMPANY ACTIVITIES

  Banking-Related Requirement

     Effective March 11, 2000, subject to certain conditions, bank holding companies that elect to become financial holding companies may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Also effective March 11, 2000, no regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. See "Financial Modernization" below.

  Interstate Banking

     Under the Riegle-Neal Interstate Banking and Branching Act (Riegle-Neal
Act), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company's initial entry into the state, more than 30% of such deposits in the state, or such lesser or greater amount set by the state.

     The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. States may opt out of the Interstate Banking Act and thereby prohibit interstate mergers in the state. IBT will be unable to consolidate its banking operations in one state with those of another state if either state in question has opted out of the Riegle-Neal Act.

  Regulatory Approval

     In determining whether to approve a proposed bank acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

DIVIDEND RESTRICTIONS

     IBT is a legal entity separate and distinct from its subsidiary bank and other subsidiaries. Its principal source of funds to pay dividends on its common stock and debt service on its debt is dividends from its subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that IBT's bank subsidiary may pay without regulatory approval. Dividends payable by a Michigan State bank are subject to state regulations that limit dividends.

     Before Isabella Bank and Trust can declare dividends in 2000 without the prior approval of the Michigan Financial Institutions Bureau, it must have net
income of $          plus an amount equal to or greater than the dividends
declared in 2000.

HOLDING COMPANY STRUCTURE

  Transfer of Funds from Banking Subsidiaries

     IBT's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds or other items of value from these subsidiaries to IBT and its nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, these transactions by a banking subsidiary with a single affiliate are limited to 10% of the subsidiary bank's capital and surplus and, with respect to all covered transactions with affiliates in the aggregate, to 20% of the subsidiary bank's capital and surplus. Also, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.

  Source of Strength Doctrine

     The Federal Reserve Board has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required at times when the financial holding company may not have the resources to provide it. Capital loans from IBT to its subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In addition, in the event of IBT's bankruptcy, any commitment by IBT to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Depositor Preference

     The Federal Deposit Insurance Act (FDI Act) provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including IBT.

  Liability of Commonly Controlled Institutions

     Under the FDI Act, an insured depository institution is generally liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (a) the default of a commonly controlled insured depository institution or (b) any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

CAPITAL REQUIREMENTS

     IBT and its subsidiary bank are subject to capital adequacy requirements and guidelines administered by the Federal Reserve Board and/or the FDIC.

     The Federal Deposit Insurance Corporation Act of 1991 (FDICIA) required that the Federal Reserve Board and the FDIC adopt regulations defining five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on IBT's business.

     Quantitative measures, established by the regulators to ensure capital adequacy, require that IBT and its bank subsidiary maintain minimum ratios of total capital to risk-weighted assets of eight percent (8%) and of Tier 1 capital to risk-weighted assets of four percent (4%).

     There are two categories of capital under the guidelines. Tier 1 capital includes common shareholders' equity, qualifying preferred stock and, for bank holding companies, trust preferred securities, less goodwill and certain other deductions, including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value. Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated debt, certain unsecured senior debt issued by IBT, the allowance for loans losses and net unrealized gains on marketable securities, subject to limitations established by the guidelines. At least half of total capital must be in the form of Tier 1 capital.

     Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also assigned one of the above risk weights after calculating balance sheet equivalent amounts. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. In addition, the federal banking agencies have specified minimum "leverage ratio" (the ratio of Tier 1 capital to quarterly average total assets) guidelines for bank holding companies and state member banks. The minimum leverage ratio guideline is three percent (3%) for banking organizations that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations and state member banks are required to maintain a leverage ratio of three percent (3%) plus an additional cushion of at least two percent (2%).

     The Federal Reserve Board's capital guidelines provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Also, the guidelines indicate that the Federal Reserve Board will consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital (excluding intangibles) to total assets (excluding intangibles).

     The Federal Reserve Board and the FDIC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Amendments to the risk-based capital requirements, incorporating market risk, became effective January 1, 1998. Under the new market risk requirements, capital will be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

     At March 31, 2000, IBT's ratio of total capital (the sum of Tier 1 and Tier 2 capital) to risk-weighted assets was 14.8% and its ratio of Tier 1 capital to risk-weighted assets was 13.6%. IBT's leverage ratio at March 31, 2000 was 8.8%. IBT's management believes that IBT's subsidiary bank meets all capital requirements to which it is subject.

     As an additional means to identify problems in the financial management of depository institutions, the FDI Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

     The FDI Act requires federal bank regulatory agencies to take "prompt corrective action" with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

FDIC INSURANCE

     Through the Bank Insurance Fund (BIF), the FDIC insures the deposits of IBT's depository institution subsidiary up to prescribed limits for each depositor. The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

     The BIF assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. An increase in the BIF assessment rate could have a material adverse effect on IBT's earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of IBT's subsidiary depository institutions could have a material adverse effect on IBT's earnings, depending on the collective size of the particular institutions involved.

     All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as FICO bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. FDIC-insured depository institutions continued to pay approximately 1.2 cents per $100 of BIF-assessable deposits until the December 31, 1999. Thereafter, they will pay an assessment rate equal to the rate assessed on deposits insured by the Savings Association Insurance Fund.

FISCAL AND MONETARY POLICIES

     IBT's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. IBT is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of IBT.

COMPETITION

     The financial services industry is highly competitive. IBT's subsidiaries compete with financial services providers, such as banks, savings and loan associations, credit unions, finance companies, mortgage banking companies, insurance companies, and money market and mutual fund companies. They also face increased competition from non-banking institutions such as brokerage houses and insurance companies, as well as from financial services subsidiaries of commercial and manufacturing companies. Many of these competitors enjoy the benefits of advanced technology, fewer regulatory constraints and lower cost structures.

     Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which the Company and its subsidiaries conduct business. See "Financial Modernization" below. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

FINANCIAL MODERNIZATION

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which, effective March 11, 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act (CRA) by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

     The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has CRA rating of satisfactory or better.

                             INFORMATION ABOUT FSB

GENERAL

     FSB is a Michigan corporation registered as a bank holding company under the Bank Holding Company Act of 1956. FSB owns one subsidiary bank, and conducts banking activities in Gratiot and Saginaw Counties in Michigan. FSB's subsidiary banks provide a full range of banking services from three banking locations and three ATMs. FSB also wholly-owns and insurance agency which conducts no business other than obtaining insurance for FSB. FSB owns minority interests of Michigan Bankers Title Company of Northern Michigan, LLC, and of West Shore Computers Services, Inc.

     At March 31, 2000, FSB had consolidated total assets of $99.7 million, consolidated total deposits of $88.1 million, and shareholders' equity of $10.77 million.

     FSB's executive offices are located at 316 East Saginaw Street, Breckenridge, Michigan 48615, and its telephone number is (517) 842-3191.

                 FSB AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                         ANDREWS HOOPER & PAVLIK P.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
FSB Bancorp, Inc.

     We have audited the accompanying consolidated balance sheets of FSB Bancorp, Inc. and its wholly owned subsidiary, Farmers State Bank of Breckenridge, as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSB Bancorp, Inc. and its wholly owned subsidiary, Farmers State Bank of Breckenridge, as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Andrews Hooper & Pavlik P.L.C.

January 19, 2000

                               FSB BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31
                                                                -----------------------
                                                                   1999         1998
                                                                   ----         ----
                                                                (DOLLARS IN THOUSANDS)
ASSETS

Cash and due from banks.....................................     $  4,549      $ 4,172
Federal funds sold..........................................        4,550        2,450
Investment securities (Note 3):
  Securities held to maturity (market value $7,520 in 1999
     and $9,389 in 1998)....................................        7,573        9,317
  Securities available for sale.............................        3,607        6,392
                                                                 --------      -------
Total investment securities.................................       11,180       15,709
Loans (Note 4):
  Commercial................................................        8,834        8,852
  Agricultural..............................................       30,639       28,016
  Real estate mortgage......................................       29,978       26,045
  Installment...............................................        9,673        9,292
                                                                 --------      -------
Total loans.................................................       79,124       72,205
Less allowance for loan losses..............................        1,412        1,435
                                                                 --------      -------
Net loans...................................................       77,712       70,770
Premises and equipment (Note 5).............................        1,229        1,252
Accrued interest receivable.................................        1,724        1,742
Other real estate and other assets..........................          343          819
Federal Home Loan Bank stock................................          292          286
                                                                 --------      -------
  TOTAL ASSETS..............................................     $101,579      $97,200
                                                                 ========      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits (Note 6):
  Noninterest bearing.......................................     $ 10,682      $ 8,607
  Interest bearing:
     Time deposits over $100................................        2,565        2,773
     Demand deposit NOW accounts............................        8,274        7,601
     Other..................................................       67,920       67,720
                                                                 --------      -------
  Total interest-bearing deposits...........................       78,759       78,094
                                                                 --------      -------
Total deposits..............................................       89,441       86,701
Advances from Federal Home Loan Bank (Note 7)...............        1,000
Accrued interest payable and other liabilities..............          628          664
Deferred federal income taxes (Note 8)......................           81          184
                                                                 --------      -------
  Total liabilities.........................................       91,150       87,549
SHAREHOLDERS' EQUITY (NOTES 2, 10 AND 11):
  Common stock -- no par value:
     Authorized -- 600,000 shares in 1999 and 400,000 shares
      in 1998; Issued and Outstanding -- 408,237 shares in
      1999 and 386,567 shares in 1998
  Capital surplus...........................................        4,583        3,649
  Retained earnings.........................................        5,864        5,974
     Accumulated other comprehensive income, net of taxes...          (18)          28
                                                                 --------      -------
  Total shareholders' equity................................       10,429        9,651
                                                                 --------      -------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................     $101,579      $97,200
                                                                 ========      =======

                            See accompanying notes.

                               FSB BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                               1999           1998
                                                               ----           ----
                                                              (DOLLARS IN THOUSANDS
                                                               EXCEPT FOR PER SHARE
                                                                     AMOUNTS)
INTEREST INCOME
Interest and fees on loans..................................  $7,124         $6,867
Interest on investment securities:
  Held to maturity (non-taxable interest $235 in 1999 and
     $259 in 1998)..........................................     449            440
  Available for sale........................................     297            422
                                                              ------         ------
Total interest on investment securities.....................     746            862
Interest on federal funds sold..............................      73            124
                                                              ------         ------
Total interest income.......................................   7,943          7,853
Interest on deposits........................................   3,329          3,583
                                                              ------         ------
Net interest income.........................................   4,614          4,270
Provision for loan losses...................................     200            210
                                                              ------         ------
Net interest income after provision for loan losses.........   4,414          4,060
OTHER INCOME
Service charges and fees....................................     337            335
Gain on sale of mortgage loans..............................      20
Other.......................................................     189            143
                                                              ------         ------
Total other income..........................................     546            478
OPERATING EXPENSES
Salaries, wages and benefits................................   1,591          1,437
Net occupancy expense.......................................     146            141
Furniture and equipment expense.............................     304            307
FDIC insurance premiums.....................................      14             13
Data processing expense.....................................     146            137
Other.......................................................   1,013            939
                                                              ------         ------
Total operating expenses....................................   3,214          2,974
                                                              ------         ------
Income before federal income taxes..........................   1,746          1,564
Federal income taxes (Note 8)...............................     553            497
                                                              ------         ------
NET INCOME..................................................  $1,193         $1,067
                                                              ======         ======
NET INCOME PER SHARE (NOTE 2)...............................  $ 2.94         $ 2.64
                                                              ======         ======

                            See accompanying notes.

                               FSB BANCORP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                          COMMON    CAPITAL   RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                          STOCK     SURPLUS   EARNINGS      INCOME          EQUITY
                                          ------    -------   --------   -------------   -------------
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Balance at January 1, 1998.............             $2,864     $5,998        $  8           $ 8,870
Comprehensive income:
  Net income for 1998..................                         1,067                         1,067
  Other comprehensive income, net of
     tax:
     Change in unrealized gains
       (losses) on securities available
       for sale, net of taxes of $10...                                        20                20
                                                                                            -------
Total comprehensive income.............                                                       1,087
Cash dividends declared -- $1.02 per
  share................................                          (416)                         (416)
Stock dividend and related transfer to
  capital surplus......................                675       (675)
Issuance of 3,192 shares of common
  stock under dividend reinvestment
  plan.................................                110                                      110
                                                    ------     ------        ----           -------
Balance at December 31, 1998...........              3,649      5,974          28             9,651
Comprehensive income:
  Net income for 1999..................                         1,193                         1,193
  Other comprehensive income, net of
     tax:
     Change in unrealized gains
       (losses) on securities available
       for sale, net of taxes of
       $(24)...........................                                       (46)              (46)
                                                                                            -------
Total comprehensive income.............                                                       1,147
Cash dividends declared -- $1.12 per
  share................................                          (462)                         (462)
Stock dividend and related transfer to
  capital surplus......................                841       (841)
Issuance of 2,410 shares of common
  stock under dividend reinvestment
  plan.................................                 93                                       93
                                                    ------     ------        ----           -------
Balance at December 31, 1999...........             $4,583     $5,864        $(18)          $10,429
                                                    ======     ======        ====           =======

                            See accompanying notes.

                               FSB BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED
                                                                   DECEMBER 31
                                                              ----------------------
                                                                1999         1998
                                                                ----         ----
                                                              (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................   $ 1,193      $ 1,067
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       214          246
  Deferred federal income tax credit........................       (80)         (75)
  Provision for loan losses.................................       200          210
  Net loss (gain) on sale of other real estate..............       (31)           2
  Net amortization on investment securities.................        73           68
  Gain on sale of mortgage loans............................       (20)
  Proceeds from sales of mortgage loans.....................     1,955
  Loans originated for sale.................................    (1,935)
  (Increase) decrease in accrued interest receivable........        17         (239)
  (Increase) decrease in other real estate and other
     assets.................................................       469         (276)
  Increase (decrease) in accrued interest payable and other
     liabilities............................................       (35)         137
                                                               -------      -------
     Net cash provided by operating activities..............     2,020        1,140
INVESTING ACTIVITIES
Proceeds from maturities of investment securities held to
  maturity..................................................     3,308        3,095
Purchases of investment securities held to maturity.........    (1,872)      (5,987)
Proceeds from maturities of investment securities available
  for sale..................................................     4,750        5,260
Purchases of investment securities available for sale.......    (2,056)      (2,964)
Principal collected on Collateralized Mortgage
  Obligations...............................................       256          203
Net increase in loans.......................................    (7,142)      (3,140)
Proceeds from sale of premises and equipment................                     22
Purchases of premises and equipment.........................      (152)        (165)
Purchase of Federal Home Loan Bank stock....................        (6)         (13)
                                                               -------      -------
     Net cash used by investing activities..................    (2,914)      (3,689)
FINANCING ACTIVITIES
Net increase in deposits....................................     2,740          983
Advances from Federal Home Loan Bank........................     4,500
Repayment of Federal Home Loan Bank advances................    (3,500)
Cash dividends declared.....................................      (462)        (417)
Proceeds from issuance of common stock under dividend
  reinvestment plan.........................................        93          110
                                                               -------      -------
Net cash provided by financing activities...................     3,371          676
                                                               -------      -------
Increase (decrease) in cash and cash equivalents............     2,477       (1,873)
Cash and cash equivalents at beginning of year..............     6,622        8,495
                                                               -------      -------
Cash and cash equivalents at end of year....................   $ 9,099      $ 6,622
                                                               =======      =======
SUPPLEMENTAL INFORMATION
Cash paid during the year for interest......................   $ 3,347      $ 3,565
Cash paid during the year for income taxes..................       621          584

                            See accompanying notes.

                               FSB BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1. ACCOUNTING POLICIES

Organization and Consolidation

     FSB Bancorp, Inc. (the Corporation) is the parent of its 100% wholly owned subsidiary, Farmers State Bank of Breckenridge (the Bank). Significant intercompany transactions and accounts have been eliminated upon consolidation.

Nature of Operations

     The Bank provides a variety of financial services to individuals and corporate customers through its three offices in Breckenridge, Hemlock and Ithaca, Michigan, which are primarily agricultural areas. The Bank's primary deposit products are interest-bearing checking and saving accounts and certificates of deposit. Its primary lending products are residential-mortgage loans, installment loans and commercial loans. Agricultural loans represent approximately 39% of the Bank's loan portfolio.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of other real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize loan losses, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated loan losses. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the estimated loan losses may change in the near term. However, the amount of the change cannot be estimated.

Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with other banks and federal funds sold. The Bank reports customer loan and deposit transactions on a net cash flow basis.

Investment Securities

     The Bank has classified its investment securities as trading (none), available-for-sale or held-to-maturity securities.

     Investment securities held to maturity are those securities for which the Bank has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the straight-line method over the period to maturity.

     Investment securities available for sale are those securities not classified as trading or held-to-maturity securities. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale

                               FSB BANCORP, INC.

1. ACCOUNTING POLICIES -- CONTINUED
securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the straight-line method over the period to maturity.

Federal Home Loan Bank Stock

     Federal Home Loan Bank (FHLB) stock is recorded and traded at cost and can only be sold to the FHLB or another member institution. The Bank is required to maintain an investment in FHLB stock equal to one percent of the net permanent home mortgage loan portfolio. At December 31, 1999 and 1998, the Bank's investment in FHLB stock exceeded the required amount.

Allowance for Loan Losses

     An allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb losses on loans. Management determines the adequacy of the allowance for loan losses based on an evaluation of the loan portfolio, past and recent loan loss experience, current economic conditions, including agricultural land and equipment values, current commodity prices, and other pertinent factors.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, the provision for depreciation is computed principally by the straight-line method based upon the useful lives of the assets.

Other Real Estate

     Other real estate includes assets that have been acquired in satisfaction of debt. Recorded values of other real estate are periodically reviewed and carried at the lower of cost or fair market value less estimated costs to sell.

Interest on Loans

     Interest on loans is generally accrued based upon the principal amount outstanding. Loans are placed on nonaccrual status whenever the collectibility of principal or interest is considered doubtful. When this occurs, previously accrued but unpaid interest is reversed from current earnings and such loans are placed on a cash basis for future recognition of interest income. Cash-basis loans are restored to an accrual basis whenever interest and principal payments are current and it is believed that the financial condition of the borrower has improved to the extent that future principal and interest payments will be met.

Mortgage Banking Activities

     The Bank originates and sells all mortgage loans with fixed rates and maturities of 15 and 30 years and retains the servicing rights. The Bank estimates the cost of servicing to approximate the servicing income received. The Bank does not have any loans available for sale at December 31, 1999.

Employee Benefits

     The profit sharing plan of the Bank covers substantially all employees. Contributions to the plan, which are discretionary, totaled $95 in 1999 and $75 in 1998.

                               FSB BANCORP, INC.

1. ACCOUNTING POLICIES -- CONTINUED
Federal Income Taxes

     The provision for federal income taxes is based on amounts reported in the consolidated financial statements (after exclusion of nontaxable interest income) and reflects deferred federal income taxes on temporary differences between financial statement and income tax accounting.

Net Income Per Share

     Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding and reflects a 5% stock dividend in the current year (See Note 2).

Advertising Costs

     The Bank expenses advertising costs as incurred. The total amount of advertising costs charged to expense during 1999 and 1998 was approximately $75 and $76, respectively. The Bank has no direct-response advertising.

2. SHAREHOLDERS' EQUITY

     On October 15, 1999 and September 15, 1998, the Corporation distributed shares of common stock in connection with 5% stock dividends. As a result of the stock dividends, capital surplus was increased by $841 in 1999 and $675 in 1998 and retained earnings was decreased by the same amounts. All per share amounts have been restated to reflect the stock dividends.

     During 1999 and 1998, the Corporation issued 2,410 and 3,192 shares of common stock in conjunction with the Corporation's dividend reinvestment plan.

3. INVESTMENT SECURITIES

     Investment securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of investment securities and their approximate market values at December 31, are as follows:

                                                             GROSS        GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                 COST        GAINS        LOSSES     VALUE
                                               ---------   ----------   ----------   ------
SECURITIES HELD TO MATURITY
1999
States and political subdivisions............   $4,650        $10          $(34)     $4,626
Corporate and other securities...............    1,851                      (12)      1,839
Collateralized mortgage obligations..........    1,072                      (17)      1,055
                                                ------        ---          ----      ------
                                                $7,573        $10          $(63)     $7,520
                                                ======        ===          ====      ======
1998
States and political subdivisions............   $5,210        $65          $ (3)     $5,272
Corporate and other securities...............    2,781          9                     2,790
Collateralized mortgage obligations..........    1,326          3            (2)      1,327
                                                ------        ---          ----      ------
                                                $9,317        $77          $ (5)     $9,389
                                                ======        ===          ====      ======

                               FSB BANCORP, INC.

3. INVESTMENT SECURITIES -- CONTINUED

                                                             GROSS        GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                 COST        GAINS        LOSSES     VALUE
                                               ---------   ----------   ----------   ------
SECURITIES AVAILABLE FOR SALE
1999
U.S. Treasury, U.S. agency, States and
  political subdivisions and corporate
  securities.................................   $3,556                     $(28)     $3,528
Federal Reserve stock........................       79                                   79
                                                ------        ---          ----      ------
                                                $3,635                     $(28)     $3,607
                                                ======        ===          ====      ======
1998
U.S. Treasury, U.S. agency and corporate
  securities.................................   $6,271        $43          $ (1)     $6,313
Federal Reserve stock........................       79                                   79
                                                ------        ---          ----      ------
                                                $6,350        $43          $ (1)     $6,392
                                                ======        ===          ====      ======

     The amortized cost and approximate market value of debt securities at December 31, 1999 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   HELD TO MATURITY    AVAILABLE FOR SALE
                                                  ------------------   ------------------
                                                  AMORTIZED   MARKET   AMORTIZED   MARKET
                                                    COST      VALUE      COST      VALUE
                                                  ---------   ------   ---------   ------
Due in one year or less.........................   $2,840     $2,833    $1,581     $1,579
Due after one year through five years...........    2,898      2,877     2,054      2,028
Due after five years............................      763        755
                                                   ------     ------    ------     ------
                                                    6,501      6,465     3,635      3,607
Collateralized mortgage obligations.............    1,072      1,055
                                                   ------     ------    ------     ------
                                                   $7,573     $7,520    $3,635     $3,607
                                                   ======     ======    ======     ======

     Investment securities with a carrying value of approximately $1,003 at December 31, 1999 and $2,008 at December 31, 1998 were pledged to secure overnight investments.

4. LOANS

     The following summarizes the changes in the allowance for loan losses:

                                                               1999      1998
                                                               ----      ----
Balance at beginning of year................................  $1,435    $1,435
Charge-offs and recoveries:
  Losses (deduction)........................................    (283)     (355)
  Recoveries................................................      60       145
                                                              ------    ------
Net charge-offs.............................................    (223)     (210)
Provision for loan losses...................................     200       210
                                                              ------    ------
Balance at end of year......................................  $1,412    $1,435
                                                              ======    ======

                               FSB BANCORP, INC.

4. LOANS -- CONTINUED
     Certain directors and executive officers of the Corporation and the Bank (including their immediate families and companies in which they have 10% or more ownership) were loan customers during 1999 and 1998. Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection. Total loans to these customers aggregated $1,512 and $1,335 at December 31, 1999 and 1998, respectively.

     Nonperforming loans include nonaccrual loans, restructured loans and loans past due 90 days or more. These loans aggregated $779 and $458 at December 31, 1999 and 1998, respectively. Additional interest income that would have been recorded on nonaccrual loans, if the loans had been current in accordance with their original terms, was approximately $48 in 1999 and $56 in 1998.

     The Bank grants loans to customers generally in their geographic area. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the agriculture industry. These loans are primarily secured by residential and farm real estate, equipment and crops.

5. PREMISES AND EQUIPMENT

     A summary of premises and equipment at December 31 follows:

                                                               1999     1998
                                                               ----     ----
Premises....................................................  $1,277   $1,258
Equipment...................................................   1,766    1,636
                                                              ------   ------
                                                               3,043    2,894
Less accumulated depreciation...............................   1,814    1,642
                                                              ------   ------
                                                              $1,229   $1,252
                                                              ======   ======

6. DEPOSITS

     Deposit account balances at December 31, are summarized as follows:

                                                               1999      1998
                                                               ----      ----
Noninterest bearing.........................................  $10,682   $ 8,607
Interest bearing:
  NOW.......................................................    8,274     7,601
  Savings...................................................   10,644    10,518
  Certificates of deposit...................................   43,096    44,881
  Money market..............................................   16,745    15,094
                                                              -------   -------
          Total interest bearing............................   78,759    78,094
                                                              -------   -------
                                                              $89,441   $86,701
                                                              =======   =======

                               FSB BANCORP, INC.

6. DEPOSITS -- (CONTINUED)
     Certificates of deposit maturing in years ending December 31 are as follows:

2000.......................................................  $21,432
2001.......................................................   10,902
2002.......................................................    6,533
2003.......................................................    3,213
2004 and thereafter........................................    1,016
                                                             -------
                                                             $43,096
                                                             =======

     The Bank held related party deposits of approximately $2,900 at December 31, 1999.

7. ADVANCES FROM FEDERAL HOME LOAN BANK (FHLB)

     During 1999, the Bank received $4,500 in advances from the FHLB and repaid $3,500 leaving $1,000 outstanding at December 31, 1999. Pursuant to collateral agreements with the FHLB, advances are secured by the FHLB stock and qualifying first year mortgage loans. The outstanding balance was paid in full in January 2000.

8. FEDERAL INCOME TAXES

     The components of federal income tax expense are as follows:

                                                              1999   1998
                                                              ----   ----
Current.....................................................  $633   $572
Deferred credit.............................................   (80)   (75)
                                                              ----   ----
                                                              $553   $497
                                                              ====   ====

     A reconciliation between federal income taxes and the amount computed by applying the statutory federal income tax rate (34%) to income before federal income taxes is as follows:

                                                              1999   1998
                                                              ----   ----
Income tax on pretax income.................................  $594   $531
Effect of nontaxable interest income........................   (44)   (40)
Other.......................................................     3      6
                                                              ----   ----
                                                              $553   $497
                                                              ====   ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income

                               FSB BANCORP, INC.

8. FEDERAL INCOME TAXES -- (CONTINUED)
tax purposes. Significant temporary differences which comprise the deferred tax assets and liabilities of the Bank as of December 31 are approximately as follows:

                                                              1999   1998
                                                              ----   ----
Deferred tax assets:
  Other real estate tax gains in excess of book gains.......  $  4   $  4
  Net unrealized depreciation on investment securities
     available for sale.....................................     9
  Other.....................................................    32     27
                                                              ----   ----
     Total deferred tax assets..............................    45     31
Deferred tax liabilities:
  Allowance for loan losses.................................    10     78
  Tax over book depreciation................................    79     73
  Net unrealized appreciation on investment securities
     available for sale.....................................           14
  Other.....................................................    37     50
                                                              ----   ----
     Total deferred tax liabilities.........................   126    215
                                                              ----   ----
          Net deferred tax liability........................  $ 81   $184
                                                              ====   ====

9. COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of business there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and guarantees, which are not reflected in the accompanying financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Historically, the majority of the commitments have not been drawn upon, and therefore do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Bank generally to guarantee the performance of a customer to a third party. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Outstanding loan commitments, lines of credit and standby letters of credit aggregated $7,814, $701, and $493, respectively at December 31, 1999. Management does not anticipate any losses as a result of these transactions.

10. OTHER MATTERS

     The Bank is subject to limitations under the Federal Reserve Act on the amount of loans or advances to the parent corporation and on the amount of dividends that can be paid to the parent corporation. Approval is needed if total dividends declared in any calendar year exceed the retained "net profit" (as defined in the Federal Reserve Act) of that year plus the retained "net profit" of the preceding two years. The amount that was not subject to this restriction was $1,358 at January 1, 2000.

     Banking regulations require that banks maintain cash reserves and cash balances with the Federal Reserve or certain other qualifying banks. At December 31, 1999, the average cash reserve requirement was $269.

     There were no material noncancelable lease commitments outstanding at December 31, 1999.

                               FSB BANCORP, INC.

11. CAPITAL REQUIREMENTS

     The Bank is subjected to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct, material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average adjusted assets (as defined). Management believes that as of December 31, 1999 the Bank meets all capital adequacy requirements to which it is subject.

     As of January 1999, the most recent notification from the Federal Reserve Bank of Chicago, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the following tables:

                                                                                       TO BE WELL
                                                                                      CAPITALIZED
                                                                   FOR CAPITAL        UNDER PROMPT
                                                                     ADEQUACY      CORRECTIVE ACTION
                                                    ACTUAL           PURPOSES          PROVISIONS
                                                ---------------   --------------   ------------------
                                                AMOUNT    RATIO   AMOUNT   RATIO    AMOUNT     RATIO
                                                ------    -----   ------   -----    ------     -----
DECEMBER 31, 1999
Total risk-based Capital (to risk-weighted
  assets).....................................  $11,174   15.5%   $5,771    8.0%    $7,214      10.0%
Tier I Capital (to risk-weighted assets)......   10,266   14.2%    2,886    4.0%     4,328       6.0%
Tier I Capital (to average adjusted assets)...   10,266   10.4%    3,933    4.0%     4,917       5.0%
DECEMBER 31, 1998
Total risk-based Capital (to risk-weighted
  assets).....................................  $10,273   14.7%   $5,608    8.0%    $7,010      10.0%
Tier I Capital (to risk-weighted assets)......    9,390   13.4%    2,804    4.0%     4,206       6.0%
Tier I Capital (to average adjusted assets)...    9,390    9.7%    3,862    4.0%     4,828       5.0%

12. FAIR VALUE DISCLOSURES

     In 1999, the Corporation adopted Financial Accounting Standards Board
(FASB) Statement No. 107, Disclosures About Fair Value of Financial Instruments, which requires disclosures about the estimated fair value of the Bank's financial instruments. The following table presents the carrying amount and estimated fair values of the Bank's financial instruments as of December 31, 1999. These estimates of fair value are significantly affected by the assumptions made, and accordingly, do not necessarily indicate amounts which could be realized in a current market exchange. It is also the Bank's general practice and intent to hold the majority of its financial instruments until maturity; therefore, the Bank does not expect to realize the estimated amount below. In addition, the estimated fair values shown below do not include any value for

                               FSB BANCORP, INC.

12. FAIR VALUE DISCLOSURES -- (CONTINUED) assets and liabilities which are not financial instruments as defined by FASB Statement No. 107, such as the value of property and equipment, other assets, the Bank's customer base or anticipated future business.

                                                                     1999
                                                              ------------------
                                                              CARRYING    FAIR
                                                               AMOUNT     VALUE
                                                              --------    -----
FINANCIAL ASSETS
Cash and due from banks.....................................  $ 4,549    $ 4,549
Federal funds sold..........................................    4,550      4,550
Securities held to maturity.................................    7,573      7,520
Securities available for sale...............................    3,607      3,607
Net loans...................................................   77,712     78,954
Accrued interest receivable.................................    1,724      1,724
FHLB stock..................................................      292        292
FINANCIAL LIABILITIES
Deposits....................................................   89,441     89,623
Advance from FHLB...........................................    1,000      1,000
Accrued interest payable....................................      288        288

     The following are the major methods and assumptions used in estimating the fair value of financial instruments.

Cash and due from banks, federal funds sold, accrued interest receivable, FHLB stock, advance from FHLB, and accrued interest payable

     For these short-term instruments the fair value approximates their carrying amount.

Investment securities

     The fair values of investment securities are based on quoted market prices.

Net loans

     For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposits

     The fair values disclosed for deposit accounts with no defined maturities are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                               FSB BANCORP, INC.

13. FSB BANCORP, INC. (PARENT ONLY) STATEMENTS

                                 BALANCE SHEETS

                                                                   DECEMBER 31
                                                                -----------------
                                                                 1999       1998
                                                                 ----       ----
ASSETS
Investment in bank subsidiary...............................    $10,429    $9,637
Receivable from bank........................................                   14
                                                                -------    ------
          Total assets......................................    $10,429    $9,651
                                                                =======    ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Capital surplus.............................................    $ 4,583    $3,649
Retained earnings...........................................      5,864     5,974
Unrealized net gain (loss) on securities available for
  sale......................................................        (18)       28
                                                                -------    ------
          Total liabilities and shareholders' equity........    $10,429    $9,651
                                                                =======    ======

                         CONDENSED STATEMENTS OF INCOME

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                                ----------------
                                                                 1999      1998
                                                                 ----      ----
Cash dividends from bank subsidiary.........................    $  355    $  315
Equity in undistributed earnings of bank subsidiary.........       838       752
                                                                ------    ------
          Net income........................................    $1,193    $1,067
                                                                ======    ======

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED
                                                                  DECEMBER 31
                                                                ----------------
                                                                 1999      1998
                                                                 ----      ----
OPERATING ACTIVITIES
Net income..................................................    $1,193    $1,067
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Equity in undistributed earnings of bank subsidiary.......      (838)     (752)
  (Increase) decrease in receivable from bank...............        14        (9)
                                                                ------    ------
     Net cash provided by operating activities..............       369       306
FINANCING ACTIVITIES
Dividends declared..........................................      (462)     (416)
Proceeds from issuance of common stock under dividend
  reinvestment plan.........................................        93       110
                                                                ------    ------
     Net cash used by financing activities..................      (369)     (306)
Change in cash..............................................
Cash at beginning of year...................................
                                                                ------    ------
Cash at end of year.........................................
                                                                ======    ======

                    FSB MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following is management's discussion and analysis of the major factors that influenced FSB Bancorp's ("FSB") financial performance as of the dates and for the periods indicated. This analysis should be read in conjunction with FSB's 1999 annual report and other financial information appearing elsewhere in this document.

     The data contained in this management discussion and analysis that are not historical facts are forward looking statements subject to the safe harbor created by the Private Securities Litigation Act of 1995. Forward looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of FSB, are generally identifiable by use of the words "believe", "intend", "anticipate", "estimate", "project", or similar expressions. FSB's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have an adverse impact on the operations and future prospects of FSB include, but are not limited to, changes in interest rates, general economic conditions, legislation, regulations, fiscal policy of the United States government, monetary policy of the Federal Reserve Board, competition from both other financial institutions and nonfinancial institutions, and accounting principles. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements.

RESULTS OF OPERATIONS

     Net income equaled $1.19 million for the year ended December 31, 1999 compared to $1.07 million for the same period in 1998, an 11.8% increase. The increase in net income was due primarily to higher net interest income. Return on average assets, which measures the ability of FSB to profitably and efficiently employ its resources, equaled 1.24% during 1999 and 1.14% in 1998. Return on average equity, which indicates how effectively FSB is able to generate earnings on shareholder invested capital, equaled 11.79% in 1999 versus 11.45% for the same period in 1998.

     Net income for the first quarter of 2000 was $343,000, an $90,000 or 35.6% increase when compared to the same period in 1999. Return on average assets was 1.39% and return on average equity was 12.9%. The increase in net income was principally a result of a $223,000 increase in net interest income.

NET INTEREST INCOME

     Net interest income equals interest income less interest expense and is the primary source of income for FSB. For analytical purposes, net interest income is adjusted to a "taxable equivalent" basis by adding the income tax savings from interest on tax-exempt loans and securities, thus making year-to-year comparisons more meaningful.

     Average assets for the first quarter were $98.6 million, a $2.2 million increase since December 31, 1999 and a $5.1 million increase since December 31, 1998. Since 1998, average loans outstanding have increased $9.2 million to $80.0 million, investments have decreased $4.0 million, and other assets have decreased $150,000. Average asset growth since 1998 has been funded primarily by a $2.3 million increase in interest bearing deposits and a $1.3 million increase in shareholders' equity. FTE net interest income yield to average earning assets equaled 5.67% during the first quarter of 2000 versus 5.12% during 1999. The entire increase in the FTE yield was a result of $63,000 in interest recoveries on loans previously charged off.

     As shown in Tables 1 and 2, when comparing the twelve month period ending December 31, 1999 to the same period in 1998, fully taxable earnings assets provided $398,000 of FTE interest income. A 1.9% increase in interest bearing liabilities resulted in $35,000 of additional interest expense. Overall, changes in volume resulted in a $363,000 of additional FTE interest income. The average FTE interest rate earned on assets decreased by 0.21%, decreasing FTE interest income by $300,000 and the average rate paid on deposits decreased by 0.41%, decreasing interest expense by $289,000. The decreased interest rates earned and paid reduced FTE net interest income by $11,000.

     FSB's FTE net interest yield as a percentage of average earning assets during 1999 increased by 0.21% to 5.12%. The increase is primarily a result of three factors; an increase in the average loan to average deposit ratio from 85.1% in 1998 to 89.7% in 1999, the ratio of noninterest bearing liabilities and equity to average earning assets increased by 1.0%, and the average earning assets as a percent of total earning assets increased by 0.5% to 95.1%.

TABLE 1. AVERAGE BALANCES, INTEREST INCOME AND EXPENSE, AND AVERAGE RATES (DOLLARS IN THOUSANDS)

     The following schedules present the daily average amount outstanding for each major category of interest earning assets, nonearning assets, interest bearing liabilities, and noninterest bearing liabilities. This schedule also presents an analysis of interest income and interest expense for the periods indicated. All interest income is reported on a fully taxable equivalent (FTE) basis using a 34% tax rate. Nonaccruing loans, for the purpose of the following computations, are included in the average loan amounts outstanding.

                                                         1999                                2000
                                           --------------------------------    --------------------------------
                                                         TAX        AVERAGE                  TAX        AVERAGE
                                           AVERAGE    EQUIVALENT    YIELD/     AVERAGE    EQUIVALENT    YIELD/
                                           BALANCE     INTEREST      RATE      BALANCE     INTEREST      RATE
                                           -------    ----------    -------    -------    ----------    -------
INTEREST EARNING ASSETS:
  Loans................................    $76,176      $7,126       9.35%     $70,828      $6,869       9.70%
  Taxable investment securities........      9,987         564       5.65       11,986         695       5.80
  Non-taxable investment securities....      3,592         235       6.54        3,076         212       6.89
  Federal funds sold...................      1,498          72       4.81        2,205         124       5.62
  Other................................        462          28       6.06          362          27       7.46
                                           -------      ------       ----      -------      ------       ----
          Total earning assets.........     91,715       8,025       8.75       88,457       7,927       8.96
NON EARNING ASSETS:
  Allowance for loan losses............     (1,437)                             (1,436)
  Cash and due from banks..............      2,526                               2,649
  Premises and equipment...............      1,245                               1,294
  Accrued income and other assets......      2,363                               2,497
                                           -------                             -------
          Total assets.................    $96,412                             $93,461
                                           =======                             =======
INTEREST BEARING LIABILITIES:
  Interest-bearing demand deposits.....    $ 6,916         142       2.05      $ 6,315         140       2.22
  Savings deposits.....................     26,271         785       2.99       25,278         858       3.39
  Time deposits........................     44,161       2,368       5.36       44,843       2,580       5.75
  Other borrowed funds.................        681          34       4.99          109           5       4.59
                                           -------      ------       ----      -------      ------       ----
          Total interest bearing
            liabilities................     78,029       3,329       4.27       76,545       3,583       4.68
NONINTEREST BEARING LIABILITIES AND
  EQUITY:
  Demand deposits......................      7,622                               6,832
  Other................................        635                                 763
  Shareholders' equity.................     10,126                               9,321
                                           -------                             -------
          Total liabilities and
            equity.....................    $96,412                             $93,461
                                           =======                             =======
Net interest income (FTE)..............                 $4,696                              $4,344
                                                        ======                              ======
Net yield on interest earning assets
  (FTE)................................                              5.12%                               4.91%
                                                                     ====                                ====

TABLE 2. VOLUME AND RATE VARIANCE ANALYSIS
(DOLLARS IN THOUSANDS)

     The following table details the dollar amount of changes in FTE net interest income for each major category of interest earning assets and interest bearing liabilities, and the amount of change attributable to changes in average balances (volume) or average rates. The change in interest due to both volume and rate, has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                                    1999 COMPARED TO 1998
                                                                ------------------------------
                                                                INCREASE    DECREASE    DUE TO
                                                                --------    --------    ------
                                                                 VOLUME       RATE       NET
                                                                 ------       ----       ---
CHANGES IN INTEREST INCOME:
  Loans.....................................................     $ 506       $(249)     $ 257
  Taxable investment securities.............................      (113)        (18)      (131)
  Nontaxable investment securities..........................        34         (11)        23
  Federal funds sold........................................       (36)        (16)       (52)
  Other.....................................................         7          (6)         1
                                                                 -----       -----      -----
          Total changes in interest income..................       398        (300)        98
CHANGES IN INTEREST EXPENSE:
  Interest bearing demand deposits..........................        13         (11)         2
  Savings deposits..........................................        33        (106)       (73)
  Time deposits.............................................       (39)       (173)      (212)
  Other borrowed funds......................................        28           1         29
                                                                 -----       -----      -----
          Total changes in interest expense.................        35        (289)      (254)
                                                                 -----       -----      -----
Net changes in net interest income (FTE)....................     $ 363       $ (11)     $ 352
                                                                 =====       =====      =====

     In addition to changes in asset and liability mix, changes in rates have an impact on FSB's interest income. Management expects short term interest rates to increase during 2000. Based on this expectation, and assets and liability repricing characteristics, management projects that the FTE net interest margin as a percentage of average assets will increase slightly in 2000. Due to the many factors that can affect net interest income, interest income earned cannot be predicted with any certainty.

PROVISION FOR LOAN LOSSES

     The viability of any financial institution is ultimately determined by its management of credit risk. Net loans outstanding represents 81% of the Corporation's total assets and is the single largest concentration of risk as of March 31, 2000. The allowance for loan losses is management's estimation of potential future losses inherent in the existing loan portfolio. Factors used to evaluate the loan portfolio, and thus to determine the current charge to expense, include recent loan loss history, financial condition of borrowers, amount of nonperforming and impaired loans, overall economic conditions, and other factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows and may be subject to significant change.

     As shown in Table 3, net loan charge offs were $223,000 in 1999, a $13,000 increase from 1998. Net charged off loans were 0.29% of average loans in 1999 and 0.30% in 1998. The allowance for loan losses as a percentage of loans equaled 1.79% and 1.99% as of December 31, 1999 and 1998 respectively.

TABLE 3. SUMMARY OF LOAN LOSS EXPERIENCE
(DOLLARS IN THOUSANDS)

                                                                  DECEMBER 31
                                                               -----------------
                                                                1999      1998
                                                                ----      ----
Amount of loans outstanding at the end of period............   $79,123   $72,206
                                                               =======   =======
Average amount of loans outstanding for the period..........   $76,176   $70,828
                                                               =======   =======
Summary of changes in allowance:
  Allowance for loan losses -- January 1....................   $ 1,435   $ 1,435
     Loans charged off:
       Commercial and agricultural..........................       128       210
       Real estate mortgage.................................        16        --
       Installment..........................................       139       145
                                                               -------   -------
          Total loans charged off...........................       283       355
     Recoveries:
       Commercial and agricultural..........................        29       127
       Real estate mortgage.................................         0        --
       Installment..........................................        31        18
                                                               -------   -------
          Total recoveries..................................        60       145
                                                               -------   -------
          Net charge-offs...................................       223       210
  Provision charged to income...............................       200       210
                                                               -------   -------
  Allowance for loan losses -- December 31..................   $ 1,412   $ 1,435
                                                               =======   =======
  Ratio of net charge-offs during the year to average loans
     outstanding............................................      0.29%     0.30%
                                                               =======   =======
  Ratio of the allowance for loan losses to loans
     outstanding at year end................................      1.79%     1.99%
                                                               =======   =======

     As shown in Table 4, loans classified as nonperforming plus other real estate were $819,000 as of March 31, 2000, an increase of $14,000 since December 31, 1999 and a decrease of $133,000 since December 31, 1998. Nonperforming loans as a percentage of outstanding loans were 0.99%, 1.02% and 1.32% as of March 31, 2000, and December 31, 1999 and 1998 respectively. During the first quarter of 2000, net charged off loans were $16,000 and the provision for loan losses was $75,000, a $45,000 increase over the first quarter of 1999. Average loans outstanding increased during 1999 by 7.6% and the provision for loan losses was decreased 4.8% to $200,000. The policy of FSB is to transfer a loan, including impaired loans, to nonaccrual status whenever it is determined that the interest should be recorded on a cash basis instead of the accrual basis because of a deterioration in the financial position of the borrower, it is determined that the payment in full of principal or interest cannot be expected, or the loan has been in default for a period of 90 days or more, unless it is both well secured and in the process of collection. Restructured loans are loans whose terms have been renegotiated to provide for deferral of interest or principal because of a borrower's deterioration in their financial position.

TABLE 4. NONPERFORMING LOANS
(DOLLARS IN THOUSANDS)

RISK ELEMENTS

     The following loans are all the credits which require classification for state or federal regulatory purposes. Nonperforming loans, including other real estate acquired in satisfaction of loans, were as follows:

                                                                         DECEMBER 31
                                                              MARCH 31   -----------
                                                                2000     1999   1998
                                                              --------   ----   ----
Nonaccrual loans............................................    $ 37     $666   $175
Accruing loans past due 90 days or more.....................     714      113    283
Restructured loans..........................................      --       --     --
Other real estate...........................................      68       26    494
                                                                ----     ----   ----
                                                                $819     $805   $952
                                                                ====     ====   ====

     As of March 31, 2000, there were no other interest bearing assets which would require classification. Management is not aware of any recommendations by regulatory agencies which, if implemented, would have a significant impact on liquidity, capital, or operations.

     In management's opinion, the allowance for loan losses is adequate as of December 31, 1999. Management has allocated, as shown in Table 5, the allowance for loan losses to the following categories: commercial and agricultural, 29.4%; real estate mortgages, 22.8%; installment loans, 42.4%; and unallocated, 5.4%.

TABLE 5. ALLOCATION ON THE ALLOWANCE FOR LOAN LOSSES
(DOLLARS IN THOUSANDS)

     The allowance for loan losses has been allocated according to the amount deemed to be reasonable necessary to provide for the possibility of losses being incurred within the following categories:

                                                                DECEMBER 31
                                               ---------------------------------------------
                                                       1999                    1998
                                               ---------------------   ---------------------
                                                           % OF EACH               % OF EACH
                                                           CATEGORY                CATEGORY
                                               ALLOWANCE   TO TOTAL    ALLOWANCE   TO TOTAL
                                                AMOUNT       LOANS      AMOUNT       LOANS
                                               ---------   ---------   ---------   ---------
Commercial and agricultural..................   $  415        49.9%     $  442        51.1%
Real estate mortgage.........................      322        37.9         312        36.1
Installment..................................      599        12.2         610        12.8
Impaired loans...............................       --                      --
Unallocated loans............................       76                      71
                                                ------       -----      ------       -----
          Total..............................   $1,412       100.0%     $1,435       100.0%
                                                ======       =====      ======       =====

NONINTEREST INCOME

     Noninterest income consists of deposit service charges, fees for other financial services, and gain on the sale of real estate mortgages. There were no significant changes in noninterest income during the first quarter of 2000 when compared to 1999. Total income earned from these sources declined $5,000 in 2000. During 1999, noninterest income earned increased $68,000. The most significant changes were a $33,000 increase in the gain on the sale of other real estate, a $15,000 increase in insurance premium revenue, and a $20,000 increase in gains on the sale of residential real estate mortgages.

NONINTEREST EXPENSE

     Total noninterest expense for the first three months of 2000 increased $32,000 or 3.9%. Salary and benefits increased $22,000, equipment and occupancy expense decreased $24,000 and all other expenses increased $34,000. These expenses increased $240,000 or 8.1% during 1999 when compared to 1998. The largest component of noninterest expense is salaries and employee benefits, which increased $154,000 or 10.7%. The majority of this increase is related to normal merit salary increases and increased benefit costs. Occupancy and furniture and equipment expenses increased $2,000. The increase is associated with an increase in equipment and building repairs. Other noninterest expenses increased $84,000 or 7.7%. The most significant changes were increases in legal expenses, ATM expenses, armored car transportation, director fees, and auditing fees.

FEDERAL INCOME TAXES

     Federal income tax expense in 1999 was $553,000 or 31.7% of pretax income and in 1998 $497,000 or 31.8%. The effective rate during the first quarter of 2000 was 31.5%. The difference between the statutory rate of 34% and actual rates paid is primarily due to the exclusion of interest income earned on tax exempt municipal bonds from taxable income.

ANALYSIS OF CHANGES IN FINANCIAL CONDITION

     When comparing year to date 1998 average balances to the average for the first quarter of 2000, total average assets increased $5.1 million to $98.6 million. During this period average loans outstanding increased $9.2 million, average fed funds sold and investment securities decreased $4.0 million. Changes in the average balances of funding sources include a $1.2 million increase in noninterest liabilities, a $2.6 million increase in interest bearing deposits, and a $1.3 million increase in shareholders' equity.

INVESTMENT SECURITIES

     The primary objective of investing activities is to provide for safety of the principal invested. Secondary considerations include the need for earnings and liquidity. During 1999 FSB's net holdings of investment securities decreased $4.5 million. Table 6 shows the carrying value of investment securities available for sale and held to maturity. Securities held to maturity are stated at amortized cost. Securities not classified by management as held to maturity are classified as available for sale and are stated at fair value. At December 31, 1999, FSB held no securities of any single issue that exceeded 10% of shareholder equity.

TABLE 6. INVESTMENT PORTFOLIO
(DOLLARS IN THOUSANDS)

     The following is a schedule of the carrying value of investment securities available for sale and held to maturity:

                                                                DECEMBER 31
                                                              ---------------
                                                               1999     1998
                                                               ----     ----
Available for sale:
  U.S. Treasury and U.S. Government agencies................  $2,882   $6,313
  State and political subdivisions..........................     297       79
  Corporate and other securities............................     428       --
                                                              ------   ------
          Total investment securities.......................  $3,607   $6,392
                                                              ======   ======
Held to maturity:
  Collateralized mortgage obligations.......................  $1,072   $1,326
  State and political subdivisions..........................   4,650    5,210
  Corporate securities......................................   1,851    2,781
                                                              ------   ------
          Total investment securities.......................  $7,573   $9,317
                                                              ======   ======

TABLE 7. SCHEDULE OF MATURITIES OF INVESTMENT SECURITIES AND WEIGHTED AVERAGE YIELD
(DOLLARS IN THOUSANDS)

     The following table shows the relative maturities of securities available for sale at fair value and held to maturity at book value and their weighted average interest rate for each maturity range as of December 31, 1999. There were no investments with a stated maturity date greater than 5 but less than 10 years. All interest rates are reported on a fully taxable equivalent (FTE) basis using a 34% tax rate.

                                                                      MATURING
                                                 --------------------------------------------------
                                                                    AFTER ONE YEAR
                                                                      BUT WITHIN         AFTER
                                                 WITHIN ONE YEAR      FIVE YEARS       TEN YEARS
                                                 ----------------   --------------   --------------
                                                 AMOUNT    YIELD    AMOUNT   YIELD   AMOUNT   YIELD
                                                 ------    -----    ------   -----   ------   -----
Available for sale:
  U.S. treasury and U.S government agencies....  $1,579     5.80%   $1,382   5.20%   $   --     --%
  State and political subdivisions.............      --       --       297   6.88        --     --
  Corporate and other securities...............      --                349   5.76
                                                 ------             ------           ------
          Total................................  $1,579     5.80%   $2,028   5.55%   $   --     --%
                                                 ======             ======           ======
Held to maturity:
  Collateralized mortgage obligations..........  $   --       --%   $  572   5.80%   $  500   5.66%
  State and political subdivisions.............   1,757     6.15     2,130   6.68       763   6.66
  Corporate securities.........................   1,083     5.13       768   5.74        --     --
                                                 ------             ------           ------
          Total................................  $2,840     5.78%   $3,470   6.32%   $1,263   6.26%
                                                 ======             ======           ======

LOANS

     Loans are the largest component of earning assets. As a percentage of assets, gross loans outstanding increased 3.7% to 77.9% as of December 31, 1999. The proper management of credit risk and market risk is critical to the financial well being of FSB. To control these risks, FSB has adopted strict underwriting standards. The standards include limits against lending outside FSB's defined market area, lending limits to a single borrower, and loan to collateral value limits. FSB has no foreign loans, and there were no concentrations greater than 10% of total loans that are not disclosed as a separate category in Table 8.

TABLE 8. LOAN PORTFOLIO
(DOLLARS IN THOUSANDS)

     As shown in the following table, total loans increased 9.5% in 1999 to $79.1 million. The increase was primarily in the residential real estate and agricultural related loan categories.

                                                                  DECEMBER
                                                              -----------------
                                                               1999      1998
                                                               ----      ----
Commercial..................................................  $ 8,834   $ 8,852
Agricultural................................................   30,639    28,016
Real estate mortgage........................................   29,978    26,045
Installment.................................................    9,672     9,293
                                                              -------   -------
          Total loans.......................................  $79,123   $72,206
                                                              =======   =======

TABLE 9. LOAN MATURITY AND INTEREST SENSITIVITY
(DOLLARS IN THOUSANDS)

     The following table shows the maturity of commercial and agricultural loans outstanding at December 31, 1999. Also provided are the amounts due after one year, classified according to the sensitivity to changes in interest rates.

                                                                  DUE IN
                                                   ------------------------------------
                                                   1 YEAR    1 TO 5    OVER 5
                                                   OR LESS    YEARS    YEARS     TOTAL
                                                   -------   ------    ------    -----
Commercial and agricultural......................  $26,245   $13,228    $--     $39,473
                                                   =======   =======    ===     =======
Interest Sensitivity:
Loans maturing after one year which have:
  Fixed interest rates...........................            $13,228    $--
  Variable interest rates........................                 --     --
                                                             -------    ---
       Total.....................................            $13,228    $--
                                                             =======    ===

DEPOSITS

     Deposits are the largest source of funds for financing asset growth. As shown in Table 10, average deposits increased $1.7 million in 1999 or 2.0%. Within the banking industry there is agreement that competition from equity investments, the bond market, and other financial intermediaries has had a significant impact on deposit growth. The result of this competition is a general slowing of deposit growth. To fund asset growth in the future, it is likely that FSB is going to have to obtain funds from other sources such as the Federal Home Loan Bank.

TABLE 10. AVERAGE DEPOSITS
(DOLLARS IN THOUSANDS)

                                                            1999             1998
                                                       --------------   --------------
                                                       AMOUNT    RATE   AMOUNT    RATE
                                                       ------    ----   ------    ----
Non-interest bearing demand deposits.................  $ 7,622          $ 6,832
Interest-bearing demand deposits.....................    6,916   2.05%    6,315   2.22%
Savings deposits.....................................   26,271   2.99    25,278   3.39
Time deposits........................................   44,161   5.36    44,843   5.75
                                                       -------          -------
          Total......................................  $84,970          $83,268
                                                       =======          =======

TABLE 11. MATURITIES OF TIME CERTIFICATES OF DEPOSITS OVER $100,000 (DEPOSITS IN THOUSANDS)

     The following table shows the maturity schedule and amounts of time deposits of more than $100,000 for the dates indicated. These deposits represent 4.3% of the total deposits in 1999 and 5.8% in 1998.

                                                                DECEMBER 31
                                                              ---------------
                                                               1999     1998
                                                               ----     ----
Maturity:
  Within 3 months...........................................  $  839   $  586
  Within 3 to 6 months......................................     352    2,190
  Within 6 to 12 months.....................................   2,254      227
  Over 12 months............................................     394    1,984
                                                              ------   ------
          Total.............................................  $3,839   $4,987
                                                              ======   ======

CAPITAL

     The capital of FSB consists solely of common stock, capital surplus, retained earnings, and accumulated other comprehensive income. Total capital increased $779,000 in 1999. FSB offers a dividend reinvestment plan. Under the terms of the plan, 2,410 shares of common stock were issued in 1999.

     The Federal Reserve Board's current recommended minimum primary capital to assets requirement is 6.0%. FSB's primary capital to assets, which consists of Shareholder's equity plus allowance for loan losses less acquisition intangibles was 11.5% as of December 31, 1999.

     The Federal Reserve has also established minimum capital requirements for banks. Table 12 shows the minimum regulatory capital requirement to be considered well capitalized and FSB's wholly owned subsidiary bank, Farmers State Bank, ratios. Tier 1 capital consists of shareholders' equity, excluding unrealized gains and losses on securities available for sale less intangible assets. Total capital is comprised of Tier 1 capital plus the allowance for loan losses. At March 31, 2000, the Bank continued to be well capitalized under the prompt corrective action regulatory criteria, as shown below.

TABLE 12. CAPITAL RATIOS

                                                                             REGULATORY
                                                              FARMERS      MINIMUM TO BE
                                                             STATE BANK   WELL CAPITALIZED
                                                             ----------   ----------------
Tier 1 capital to average assets...........................    11.0%            5.0%
Tier 1 capital to risk weighted assets.....................    14.5%            6.0%
Total capital to risk weighted assets......................    15.7%           10.0%

LIQUIDITY

     Liquidity management is designed to have adequate resources available to meet depositor and borrower discretionary demands for funds. Liquidity is also required to fund expanding operations, investment opportunities, and the payment of cash dividends. The primary sources of FSB's liquidity are cash, cash equivalents, and investment securities available for sale.

     As of March 31, 2000, cash and cash equivalents as a percentage of total assets equaled 3.3%, versus 9.0% as of December 31, 1999. During the first three months of 2000, $634,000 in net cash was provided from operations. Investing activities used $4.1 million and financing activities resulted in a $2.4 million decrease in cash and cash equivalents. The accumulated effect of operating, investing, and financial activities was a $5.9 million decrease in cash and cash equivalents during the first three months of 2000.

     Investment securities available for sale are another source of liquidity. Securities available for sale equaled $4.1 million as of March 31, 2000 and $3.6 million as of December 31, 1999. Additionally, FSB has the ability to borrow in the federal funds market and from the Federal Home Loan Bank. FSB's liquidity is considered adequate by management.

ASSET AND LIABILITY MANAGEMENT

     Asset and liability management aims at achieving reasonable stability in the net interest margins through periods of changing interest rates. One method to measure the exposure to changes in interest rates is gap analysis. GAP analysis measure the cash flows and/or the earliest repricing of the Corporation's interest bearing assets and liabilities. The analysis is useful for measuring trends in the repricing characteristics of the balance sheet. As shown in Table 13, the gap analysis depicts the Corporation's position for specific time periods and the cumulative gap as a percentage of total assets.

     Investment securities and other investments are scheduled according to their contractual maturity. Nonvariable rate loans are included in the appropriate time frame based on their scheduled amortization. Variable rate loans are included in the time frame of their earliest repricing. Time deposits are scheduled according to their contractual maturity. Money market, NOW, and savings accounts have no contractual maturity and are believed to be predominantly noninterest sensitive by management. For purposes of gap analysis, these deposits are included in the 0-3 month repricing time frame.

     FSB has no foreign exchange risk, holds no trading account assets, nor does it utilize interest rate swaps or derivatives in the management of its interest rate risk. FSB does have a significant portion of its assets in agricultural loans. Changes in farm commodity prices could have a significant impact on cash flow, credit quality, and profitability.

TABLE 13. INTEREST RATE SENSITIVITY
(DOLLARS IN THOUSANDS)

     The following table shows the time periods and the amount of assets and liabilities available for interest rate repricing as of March 31, 2000. For purposes of this analysis, nonaccrual loans and the allowance for loan losses are excluded.

                                                      0-3         4-12      1 TO 5     OVER 5
                                                     MONTHS      MONTHS      YEARS      YEARS
                                                     ------      ------     ------     ------
Interest Sensitive Assets:
  Federal funds sold..............................  $  1,300    $     --    $    --    $    --
  Investment securities...........................     2,932       3,800      3,911      1,015
  Loans...........................................    24,893       6,256     48,724      2,776
                                                    --------    --------    -------    -------
          Total...................................  $ 29,125    $ 10,056    $52,635    $ 3,791
Interest Sensitive Liabilities:
  Time deposits...................................  $  9,206    $ 14,494    $22,965    $    --
  Money markets...................................    15,581          --         --         --
  Savings.........................................    10,936          --         --         --
  Interest bearing demand.........................     7,007          --         --         --
                                                    --------    --------    -------    -------
          Total...................................  $ 42,730    $ 14,494    $22,965    $    --
Cumulative gap....................................  $(13,605)   $(18,043)   $11,627    $15,418
Cumulative gap as a % of assets...................     (13.6)%     (18.1)%     11.7%      15.5%

IMPACT OF INFLATION

     The majority of assets and liabilities of financial institutions are monetary in nature. Generally, changes in interest rates have a more significant impact on earnings of FSB than inflation. Although influenced by inflation, changes in rates do not necessarily move in either the same magnitude or direction as changes in the price of goods and services. Inflation does impact the growth of total assets, creating a need to increase equity capital at a higher rate to maintain an adequate equity to assets ratio, which in turn reduces the amount of earnings available for cash dividends.

                FSB CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               FSB BANCORP, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 MARCH 31      DECEMBER 31
                                                                   2000           1999
                                                                 --------      -----------
                                                                (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
Cash and demand deposits due from banks.....................      $ 1,917       $  4,549
Federal funds sold..........................................        1,300          4,550
Securities available for sale...............................        4,146          3,607
Securities held to maturity.................................        7,512          7,573
Loans, less allowance for loan losses of $1,471 in 2000 and
  $1,412 in 1999............................................       81,215         77,712
Property and equipment, net.................................        1,256          1,229
Accrued interest receivable.................................        1,677          1,724
Acquisition intangibles, net................................          171            181
Other assets................................................          519            454
                                                                  -------       --------
          Total assets......................................      $99,713       $101,579
                                                                  =======       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................      $88,069       $ 89,441
Short term borrowing........................................            0          1,000
Accrued interest and other liabilities......................          873            709
                                                                  -------       --------
          Total liabilities.................................       88,942         91,150
Shareholders' Equity
  Common stock -- no par value; authorized -- 600,000
     shares; issued and outstanding -- 408,237..............        4,583          4,583
  Retained earnings.........................................        6,207          5,864
  Accumulated other comprehensive loss......................          (19)           (18)
                                                                  -------       --------
          Total shareholders' equity........................       10,771         10,429
                                                                  -------       --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........      $99,713       $101,579
                                                                  =======       ========

       See notes to unaudited condensed consolidated financial statements

                               FSB BANCORP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
                                                                -----------------------
                                                                  2000           1999
                                                                  ----           ----
                                                                 (DOLLARS IN THOUSANDS
                                                                EXCEPT PER SHARE DATA)
                                                                      (UNAUDITED)
Interest income
  Loans, including fees.....................................     $1,953         $1,665
  Investment securities
     Taxable................................................        120            178
     Nontaxable.............................................         38             44
  Federal funds sold and other..............................         31             36
                                                                 ------         ------
          Total interest income.............................      2,142          1,923
  Interest expense on deposits..............................        834            838
                                                                 ------         ------
          Net interest income...............................      1,308          1,085
Provision for loan losses...................................         75             30
                                                                 ------         ------
          Net interest income after provision for loan
           losses...........................................      1,233          1,055
Noninterest income
  Service charge fees.......................................        112            108
  Other.....................................................          6             15
                                                                 ------         ------
          Total noninterest income..........................        118            123
                                                                 ------         ------
Noninterest expenses
  Salaries and benefits.....................................        405            383
  Occupancy and equipment expenses..........................        114            138
  Other.....................................................        331            297
                                                                 ------         ------
          Total noninterest expenses........................        850            818
                                                                 ------         ------
          Income before federal income tax..................        501            360
Federal income taxes........................................        158            107
                                                                 ------         ------
                                                                 $  343         $  253
                                                                 ======         ======
Basic net income per common share...........................     $ 0.84         $ 0.65
                                                                 ======         ======

       See notes to unaudited condensed consolidated financial statements

                               FSB BANCORP, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                              -----------------------
                                                               2000            1999
                                                               ----            ----
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Net income..................................................    $343            $253
Other comprehensive loss before income taxes
  Unrealized losses on securities available for sale
     Unrealized holding losses arising during period........      (1)            (18)
                                                                ----            ----
Other comprehensive loss before income taxes................      (1)            (18)
Income tax benefit related to comprehensive loss............       0              (6)
                                                                ----            ----
Other comprehensive loss net of income taxes................      (1)            (12)
                                                                ----            ----
Comprehensive income........................................    $342            $241
                                                                ====            ====

       See notes to unaudited condensed consolidated financial statements

                               FSB BANCORP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
                            IN SHAREHOLDERS' EQUITY

                                                                     MARCH 31
                                                              -----------------------
                                                                 2000         1999
                                                                 ----         ----
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Number of shares of common stock outstanding
  Balance at beginning and end of period....................    408,237      386,567
                                                               ========     ========
Common stock:
  Balance at beginning and end of period....................   $  4,583     $  3,649
                                                               --------     --------
Retained earnings:
  Balance at beginning of period............................      5,864        5,974
  Net income................................................        343          253
                                                               --------     --------
  Balance end of period.....................................      6,207        6,227
Accumulated other comprehensive (loss) income:
  Balance at beginning of period............................        (18)          28
  Unrealized loss on securities available for sale, net of
     income taxes and reclassification adjustment...........         (1)         (12)
                                                               --------     --------
  Balance end of period                                             (19)          16
                                                               --------     --------
          Total shareholders' equity end of period..........   $ 10,771     $  9,892
                                                               ========     ========

       See notes to unaudited condensed consolidated financial statements

                               FSB BANCORP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                              -----------------------
                                                                 2000         1999
                                                                 ----         ----
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
OPERATING ACTIVITIES
  Net income................................................    $   343      $   253
  Adjustments to reconcile net income to cash provided by
     operations:
     Provision for loan losses..............................         75           30
     Provision for depreciation.............................         49           60
     Net amortization of securities.........................         10           26
     Amortization of intangibles............................         10           10
     Gain on sale of mortgage loans.........................         (2)         (20)
     Proceeds from sales of mortgage loans..................        323        1,847
     Mortgage loans originated for sale.....................       (321)      (1,827)
     Decrease in interest receivable........................         47           18
     (Increase) decrease in other assets....................        (65)          21
     Increase (decrease) in accrued interest and other
      expenses..............................................        165         (214)
                                                                -------      -------
          Net cash provided by operations...................        634          204
INVESTING ACTIVITIES
  Activity in available for sale securities
     Maturities calls, and sales............................         --        1,500
     Purchases..............................................       (543)      (1,753)
  Activity in held to maturity securities
     Maturities calls, and sales............................         54          904
     Purchases..............................................         --       (1,272)
  Net increase in loans.....................................     (3,578)         526
  Purchases of equipment and premises.......................        (77)         (94)
                                                                -------      -------
          Net cash used in investing activity...............     (4,144)        (189)
FINANCING ACTIVITIES
  Net decrease in noninterest bearing deposits..............     (2,802)      (2,034)
  Net increase in interest bearing deposits.................      1,430          660
  Net decrease in borrowed funds............................     (1,000)          --
                                                                -------      -------
          Net cash used in financing activities.............     (2,372)      (1,374)
                                                                -------      -------
(Decrease) in cash and cash equivalents.....................     (5,882)      (1,359)
Cash and cash equivalents at beginning of period............      9,099        6,622
                                                                -------      -------
Cash and cash equivalents end of period.....................    $ 3,217      $ 5,263
                                                                =======      =======

                               FSB BANCORP, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in FSB's annual report for the year ended December 31, 1999.

                    IBT BANCORP, INC. AND FSB BANCORP, INC.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined balance sheet as of March 31, 2000 and the unaudited pro forma condensed combined statements of income for the three month period ending March 31, 2000 for each of the three year periods covering December 31, 1999, 1998, and 1997 give effect to the pending merger, accounted for as a pooling of interests.

     The unaudited pro forma condensed combined financial information is based on the historical consolidated statements of IBT and FSB under the assumptions and adjustments set forth below and in the accompanying notes to the unaudited pro forma condensed combined financial statements. The audited pro forma condensed combined financial information does not give effect to any cost savings that may occur in connection with the merger. Estimated merger costs are reflected as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet. The nonrecurring expenses have been excluded from the unaudited pro forma condensed combined statements of income.

     Under generally accepted accounting principles, the transaction will be accounted for as a pooling of interests and, as such, the assets of FSB will be combined with those of IBT at book value. The statements of income of FSB will be combined with those of IBT for all periods presented. The unaudited pro forma condensed statements of income give effect to the merger as if the merger had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet assumes the merger was consummated on March 31, 2000.

     The accounting policies of both companies are in the process of being reviewed for consistency. As a result of this review, certain conforming accounting adjustments may be necessary. The nature and extent of these adjustments have not been determined but are not expected to be significant.

                          IBT BANCORP AND FSB BANCORP

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000

                                                                     PRO FORMA
                                                   ---------------------------------------------
                                                     IBT        FSB
                                                   BANCORP    BANCORP   ADJUSTMENTS     COMBINED
                                                   -------    -------   -----------     --------
                                                              (DOLLARS IN THOUSANDS)
Cash and demand deposits due from banks..........  $ 15,519   $ 1,917    $      0       $ 17,436
Federal funds sold...............................         0     1,300           0          1,300
Securities available for sale....................    80,737     4,146           0         84,883
Securities held to maturity......................     6,772     7,512           0         14,284
Loans, net of allowance for loan losses..........   276,724    81,215           0        357,939
Property and equipment, net......................     8,919     1,256           0         10,175
Accrued interest receivable......................     2,551     1,677           0          4,228
Acquisition intangibles, net.....................     3,610       171           0          3,781
Other assets.....................................     6,278       519      10,771(a)
                                                                          (10,771)(b)      6,797
                                                   --------   -------    --------       --------
          Total Assets...........................  $401,110   $99,713    $      0       $500,823
                                                   ========   =======    ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits.........................................  $357,027   $88,069    $      0       $445,096
Federal funds purchased and short term
  borrowing......................................     2,000         0           0          2,000
Accrued interest and other liabilities...........     4,479       873         132(c)       5,484
                                                   --------   -------    --------       --------
          Total liabilities......................   363,506    88,942         132        452,580
                                                   --------   -------    --------       --------
Shareholders' Equity
  Common stock -- no par value...................    25,894     4,583       4,583(a)
                                                                           (4,583)(b)     30,477
  Retained earnings..............................    12,675     6,207       6,207(a)
                                                                           (6,207)(b)
                                                                             (132)(c)     18,750
  Accumulated other comprehensive loss...........      (965)      (19)        (19)(b)
                                                                               19(c)        (984)
                                                   --------   -------    --------       --------
          Total shareholders' equity.............    37,604    10,771        (132)        48,243
                                                   --------   -------    --------       --------
          TOTAL LIABILITIES AND SHAREHOLDERS'
            EQUITY...............................  $401,110   $99,713    $      0       $500,823
                                                   ========   =======    ========       ========

    See notes to unaudited pro forma condensed combined financial statements

                          IBT BANCORP AND FSB BANCORP

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2000

                                                                                PRO FORMA
                                                    IBT         FSB      ------------------------
                                                  BANCORP     BANCORP    ADJUSTMENTS    COMBINED
                                                  -------     -------    -----------    --------
                                                              (DOLLARS IN THOUSANDS)
Interest income
  Loans, including fees........................  $    5,740   $  1,953    $      0     $    7,693
  Investment securities
     Taxable...................................         952        120           0          1,072
     Nontaxable................................         289         38           0            327
  Federal funds sold and other.................          40         31           0             71
                                                 ----------   --------    --------     ----------
          Total interest income................       7,021      2,142           0          9,163
Interest expense
  Deposits.....................................       3,275        834           0          4,109
  Federal funds purchased......................          19          0           0             19
                                                 ----------   --------    --------     ----------
          Total interest expense...............       3,294        834           0          4,128
                                                 ----------   --------    --------     ----------
          Net interest income..................       3,727      1,308           0          5,035
Provision for loan losses......................          50         75                        125
                                                 ----------   --------    --------     ----------
          Net interest income after provision
            for loan losses....................       3,677      1,233           0          4,910
Noninterest income.............................         910        118           0          1,028
Noninterest expenses...........................       3,247        850           0          4,097
                                                 ----------   --------    --------     ----------
Income before federal income tax...............       1,340        501           0          1,841
Federal income taxes...........................         344        158           0            502
                                                 ----------   --------    --------     ----------
          Net income...........................  $      996   $    343    $      0     $    1,339
                                                 ==========   ========    ========     ==========
Weighted average common shares outstanding.....   2,980,169    408,237     463,839      3,852,245
Net income per basic share of common stock.....  $     0.33                            $     0.35
                                                 ==========                            ==========

    See notes to unaudited pro forma condensed combined financial statements

                          IBT BANCORP AND FSB BANCORP

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                                                PRO FORMA
                                                    IBT         FSB      ------------------------
                                                  BANCORP     BANCORP    ADJUSTMENTS    COMBINED
                                                  -------     -------    -----------    --------
                                                              (DOLLARS IN THOUSANDS)
Interest income
  Loans, including fees........................  $   21,364   $  7,124    $      0     $   28,488
  Investment securities
     Taxable...................................       4,488        591           0          5,079
     Nontaxable................................         987        155           0          1,142
  Federal funds sold and other.................         662         73           0            735
                                                 ----------   --------    --------     ----------
          Total interest income................      27,501      7,943           0         35,444
Interest expense
  Deposits.....................................      12,868      3,300           0         16,168
  Federal funds purchased......................          30         29           0             59
                                                 ----------   --------    --------     ----------
          Total interest expense...............      12,898      3,329           0         16,227
                                                 ----------   --------    --------     ----------
          Net interest income..................      14,603      4,614           0         19,217
Provision for loan losses......................         309        200           0            509
                                                 ----------   --------    --------     ----------
          Net interest income after provision
            for loan losses....................      14,294      4,414           0         18,708
Noninterest income.............................       3,844        546           0          4,390
Noninterest expenses...........................      12,597      3,214           0         15,811
                                                 ----------   --------    --------     ----------
Income before federal income tax...............       5,541      1,746           0          7,287
Federal income taxes...........................       1,490        553           0          2,043
                                                 ----------   --------    --------     ----------
          Net income...........................  $    4,051   $  1,193    $      0     $    5,244
                                                 ==========   ========    ========     ==========
Weighted average common shares outstanding.....   2,942,422    406,026     461,327      3,809,775
Net income per basic share of common stock.....  $     1.38                            $     1.38
                                                 ==========                            ==========

    See notes to unaudited pro forma condensed combined financial statements

                          IBT BANCORP AND FSB BANCORP

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                                                PRO FORMA
                                                    IBT         FSB      ------------------------
                                                  BANCORP     BANCORP    ADJUSTMENTS    COMBINED
                                                  -------     -------    -----------    --------
                                                              (DOLLARS IN THOUSANDS)
Interest income
  Loans, including fees........................  $   19,986   $  6,867    $      0     $   26,853
  Investment securities
     Taxable...................................       4,422        603           0          5,025
     Nontaxable................................         871        259           0          1,130
  Federal funds sold and other.................         520        124           0            644
                                                 ----------   --------    --------     ----------
          Total interest income................      25,799      7,853           0         33,652
Interest expense
  Deposits.....................................      12,466      3,578           0         16,044
  Federal funds purchased......................          16          5           0             21
                                                 ----------   --------    --------     ----------
          Total interest expense...............      12,482      3,583           0         16,065
                                                 ----------   --------    --------     ----------
          Net interest income..................      13,317      4,270           0         17,587
Provision for loan losses......................         321        210           0            531
                                                 ----------   --------    --------     ----------
          Net interest income after provision
            for loan losses....................      12,996      4,060           0         17,056
Noninterest income.............................       2,951        478           0          3,429
Noninterest expenses...........................      10,942      2,974           0         13,916
                                                 ----------   --------    --------     ----------
Income before federal income tax...............       5,005      1,564           0          6,569
Federal income taxes...........................       1,371        497           0          1,868
                                                 ----------   --------    --------     ----------
          Net income...........................  $    3,634   $  1,067    $      0     $    4,701
                                                 ==========   ========    ========     ==========
Weighted average common shares outstanding.....   2,890,444    404,108     459,147      3,753,699
Net income per basic share of common stock.....  $     1.26                            $     1.25
                                                 ==========                            ==========

    See notes to unaudited pro forma condensed combined financial statements

                          IBT BANCORP AND FSB BANCORP

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997

                                                                                      PRO FORMA
                                                       IBT          FSB       -------------------------
                                                     BANCORP      BANCORP     ADJUSTMENTS     COMBINED
                                                     -------      -------     -----------     --------
                                                                  (DOLLARS IN THOUSANDS)
Interest income
  Loans, including fees.........................    $   18,772    $  6,524     $      0      $   25,296
  Investment securities
     Taxable....................................         2,796         809            0           3,605
     Nontaxable.................................           638         199            0             837
  Federal funds sold and other..................           524         135            0             659
                                                    ----------    --------     --------      ----------
          Total interest income.................        22,730       7,667            0          30,397
Interest expense
  Deposits......................................        10,534       3,666            0          14,200
  Federal funds purchased.......................             0           0            0               0
                                                    ----------    --------     --------      ----------
          Total interest expense................        10,534       3,666            0          14,200
                                                    ----------    --------     --------      ----------
          Net interest income...................        12,196       4,001            0          16,197
Provision for loan losses.......................           386          90            0             476
                                                    ----------    --------     --------      ----------
          Net interest income after provision
            for loan losses.....................        11,810       3,911            0          15,721
Noninterest income..............................         2,100         477            0           2,577
Noninterest expenses............................         8,811       2,886            0          11,697
                                                    ----------    --------     --------      ----------
Income before federal income tax................         5,099       1,502            0           6,601
Federal income taxes............................         1,490         462            0           1,952
                                                    ----------    --------     --------      ----------
          Net income............................    $    3,609    $  1,040     $      0      $    4,649
                                                    ==========    ========     ========      ==========
Weighted average common shares outstanding......     2,857,939     400,130      454,628       3,712,697
Net income per basic share of common stock......    $     1.26                               $     1.25
                                                    ==========                               ==========

    See notes to unaudited pro forma condensed combined financial statements

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1

     FSB is the sole shareholder of Farmers State Bank. The transaction will result in FSB merging with and into IBT and Farmers State Bank of Breckenridge becoming a wholly owned subsidiary of IBT. It is intended that the merger be accounted for as a "pooling of interest." FSB shareholders will receive 2.1362 shares of IBT common stock for each share of FSB.

NOTE 2

     The following are the pro forma adjustments to the condensed combined balance sheet dated March 31, 2000.

          (a) To reflect the issuance of 875,075 shares of IBT common stock to acquire all outstanding shares of FSB common stock. The number of shares issued is based on an exchange ratio of 2.1362 applied to shares outstanding at March 31, 2000.

          (b) To eliminate IBT investment in FSB for consolidation purposes.

          (c) To reflect accrued and unpaid merger expenses. Reflects management's estimate of accrued and unpaid nonrecurring legal, accounting, consultant, and other costs associated with the merger and is recorded net of taxes. These nonrecurring charges are a preliminary estimate and are subject to change as more information is made available.

NOTE 3

     Earnings per share for IBT is based on the historical average number of common shares outstanding during the period. For purposes of the pro forma earnings per share computation, the common shares for FSB have been adjusted by the exchange ratio.

                                    EXPERTS

IBT'S INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of IBT and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, incorporated by reference herein, have been incorporated herein in reliance upon the report of Rehmann Robson, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FSB'S INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of FSB Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and for each of the years in the two-year period ended December 31, 1999, included herein, have been audited by Andrews, Hooper & Pavlik P.L.C., independent certified public accountants. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    OPINIONS

SHARE ISSUANCE

     Foster, Swift, Collins & Smith, P.C., counsel for IBT, has rendered a legal opinion that the shares of IBT common stock offered hereby, when issued in accordance with the Merger Agreement, will be validly issued, fully paid and nonassessable.

TAX MATTERS

     Foster, Swift, Collins & Smith, P.C. and Bodman, Longley & Dahling LLP have each given an opinion regarding the material U.S. federal income tax consequences of the Merger. See "The Merger -- U.S. Federal Income Tax Consequences Of The Merger."

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     IBT's articles of incorporation provide for indemnification of directors and officers. IBT believes that such indemnification will assist IBT in continuing to attract and retain talented directors and officers in light of the growing risk of litigation directed against directors and officers of publicly held corporation. IBT's articles of incorporation provide that IBT shall indemnify to the full extent permitted by law each person who is or was or had agreed to become a director or officer of the Corporation or who serves or served any other enterprise at the request of the corporation. The MBCA permits such indemnification if such individual corporation or its shareholders, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBT pursuant to the foregoing provisions, IBT has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      WHERE YOU CAN FIND MORE INFORMATION

SEC FILINGS

     IBT files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You can also read and copy any document filed by IBT with the SEC at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of IBT's SEC filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     IBT's SEC filings are also available from commercial document retrieval services.

REGISTRATION STATEMENT

     IBT filed a registration statement on Form S-4 to register with the SEC the IBT common stock to be issued to FSB shareholders in the Merger. This proxy statement-prospectus is part of that registration statement. As allowed by SEC rules, this proxy statement-prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

     Some of the information you may want to consider in deciding how to vote on the Merger is not physically included in this proxy statement-prospectus. Instead, the information is "incorporated by reference" to documents filed as appendixes to this proxy statement-prospectus or to documents that have been filed by IBT with the SEC.

  IBT Documents

     This proxy statement-prospectus incorporates by reference the IBT SEC documents set forth below. All of the documents were filed under SEC File No. 0-18415.

     - Annual Report on Form 10-K for the year ended December 31, 1999, including information specifically incorporated by reference into the Form 10-K from IBT's 1999 Annual Report to Shareholders and IBT's definitive Notice and Proxy Statement for IBT's 2000 Annual Meeting of Shareholders;

     - Quarterly Reports on Form 10-Q for the quarter ended March 31, 2000;

     - Current Report on Form 8-K filed April 18, 2000;

     - All other reports of IBT filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 1999;

     - All reports and definitive proxy or information statements filed by IBT pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and before completion of the Merger and the exchange of IBT common stock for FSB common stock.

DOCUMENTS AVAILABLE WITHOUT CHARGE

     IBT will provide, without charge, copies of any report incorporated by reference into this proxy statement-prospectus, excluding exhibits other than those that are specifically incorporated by reference in this proxy statement-prospectus. You may obtain a copy of any document incorporated by reference by writing or calling IBT as follows:

                              Corporate Secretary
                               IBT Bancorp, Inc.
                               200 East Broadway
                          Mt. Pleasant, Michigan 48858
                                 (517) 772-9471

     TO ENSURE DELIVERY OF THE COPIES IN TIME FOR THE SPECIAL MEETING, YOUR
REQUEST SHOULD BE RECEIVED BY             , 2000.

     IN DECIDING HOW TO VOTE ON THE MERGER, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS. NEITHER IBT NOR FSB HAS AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY
STATEMENT-PROSPECTUS. THIS PROXY STATEMENT-PROSPECTUS IS DATED             ,
2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING TO YOU OF THIS PROXY STATEMENT-PROSPECTUS NOR THE ISSUANCE TO YOU OF SHARES OF IBT COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                           FORWARD-LOOKING STATEMENTS

     This proxy statement-prospectus, including information incorporated by reference into this document, may contain forward-looking statements about IBT and FSB, including one or more of the following:

     - projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;

     - descriptions of plans or objectives of management for future operations, products or services;

     - forecasts of future economic performance;

     - descriptions of assumptions underlying or relating to any of the foregoing.

     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

     Forward-looking statements consist of expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors -- many of which are beyond the control of IBT and FSB -- that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements.

     There are other factors besides these that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements or otherwise affect in the future IBT's and/or FSB's business, results of operations and financial condition.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF APRIL 7, 2000

                                    BETWEEN

                               IBT BANCORP, INC.

                                      AND

                               FSB BANCORP, INC.

                               TABLE OF CONTENTS

ARTICLE I...................................................   A-1
  THE MERGER................................................   A-1
    1.1  Effective Time of the Merger.......................   A-1
    1.2  Closing............................................   A-1
    1.3  Effects of the Merger..............................   A-1
    1.4  Materiality........................................   A-2
ARTICLE II..................................................   A-2
  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
    CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES......   A-2
    2.1  Effect on Capital Stock............................   A-2
    2.2  Exchange of Certificates...........................   A-3
ARTICLE III.................................................   A-5
  REPRESENTATIONS AND WARRANTIES............................   A-5
    3.1  Representations and Warranties of FSB..............   A-5
    3.2  Representations and Warranties of IBT..............  A-12
ARTICLE IV..................................................  A-16
  COVENANTS RELATING TO CONDUCT OF BUSINESS.................  A-16
    4.1  Covenants of FSB...................................  A-16
    4.2  Covenants of FSB and IBT...........................  A-18
ARTICLE V...................................................  A-19
  ADDITIONAL AGREEMENTS.....................................  A-19
    5.1  Regulatory Matters.................................  A-19
    5.2  Letter of Accounts.................................  A-20
    5.3  Access to Information..............................  A-20
    5.4  Shareholder Meeting................................  A-20
    5.5  Legal Conditions to Merger.........................  A-20
    5.6  Affiliates.........................................  A-20
    5.7  Employee Benefit Plans.............................  A-20
    5.8  Expenses...........................................  A-21
    5.9  Additional Agreements; Best Efforts................  A-21
    5.10 Employment Agreement...............................  A-21
    5.11 Governance.........................................  A-21
    5.12 Post-Closing Operations............................  A-21
ARTICLE VI..................................................  A-22
  CONDITIONS PRECEDENT......................................  A-22
    6.1  Conditions to Each Party's Obligation to Effect the
     Merger.................................................  A-22
    6.2  Conditions to Obligations of IBT...................  A-22
    6.3  Conditions to Obligations of FSB...................  A-23
ARTICLE VII.................................................  A-24
  TERMINATION AND AMENDMENT.................................  A-24
    7.1  Termination........................................  A-24
    7.2  Effect of Termination..............................  A-24
    7.3  Amendment..........................................  A-25
    7.4  Extension; Waiver..................................  A-25
ARTICLE VIII................................................  A-25
  GENERAL PROVISIONS........................................  A-25
    8.1  Nonsurvival of Representations, Warranties and
     Agreements.............................................  A-25
    8.2  Notices............................................  A-25
    8.3  Interpretation.....................................  A-26
    8.4  Counterparts.......................................  A-26
    8.5  Entire Agreement; No Third Party Beneficiaries;
     Rights of Ownership....................................  A-26
    8.6  Governing Law......................................  A-26
    8.7  Enforcement of Agreement...........................  A-26
    8.8  Severability.......................................  A-26
    8.9  Publicity..........................................  A-26
    8.10 Assignment.........................................  A-26

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2000 (the "Agreement"), by and between IBT Bancorp, Inc., a Michigan bank holding company ("IBT") and FSB Bancorp, Inc., a Michigan bank holding company ("FSB").

     WHEREAS, the Boards of Directors of IBT and FSB have approved, and deem it advisable and in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which FSB will, subject to the terms and conditions set forth herein, merge with and into IBT (the "Merger");

     WHEREAS, IBT and FSB desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests"; and

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.3(b)) and thereafter delivered for filing to the Department of Consumer and Industry Services, Corporation Securities and Land Development Bureau of the State of Michigan, as provided in the Michigan Business Corporation Act (the "MBCA"), as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Certificate of Merger with the Department of Consumer and Industry Services, Corporation Securities and Land Development Bureau of the State of Michigan or at such time thereafter as IBT and FSB may agree in writing to provide in the Certificate of Merger (the "Effective Time").

     1.2 Closing. Subject to the terms and conditions hereof, the closing of the Merger (the "Closing") will take place at 5:00 p.m. on a date to be specified by the parties, which shall be the fifth business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Section 6.1, 6.2(c) and 6.3(c) hereof (the "Closing Date"), at the offices of IBT in Mt. Pleasant, Michigan, unless another time, date or place is agreed to in writing by the parties hereto.

     1.3  Effects of the Merger.

          (a) At the Effective Time, (i) the separate existence of FSB shall cease and FSB shall be merged with and into IBT, (ii) the Articles of Incorporation of IBT, as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended in accordance with applicable law, and (iii) the By-laws of IBT, as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until amended in accordance with applicable law.

          (b) As used in this Agreement, the term "Constituent Corporations" shall mean IBT and FSB and the term "Surviving Corporation" shall mean IBT.

          (c) At and after the Effective Time, the Merger will have the effects set forth in Sections 701 through 774 of the MBCA.

     1.4 Materiality. As used in this Agreement, (i) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, business or operations of such entity and its Subsidiaries taken as a whole and (ii) the term "material adverse effect" means, with respect to FSB, IBT or the Surviving Corporation, as the case may be, a material adverse effect on the business, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole or on the ability of such party to perform its obligations hereunder or to consummate the transactions contemplated hereby; it being understood that a material adverse effect on any party shall not include a change with respect to such party resulting from any change in law, rule or regulation or generally accepted accounting principles which impairs both FSB and IBT in a substantially similar manner.

                                   ARTICLE II

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS;
                            EXCHANGE OF CERTIFICATES

     2.1  Effect on Capital Stock.

          (a) Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of FSB's common stock no par value ("FSB Common Stock"), subject to Section 2.2(e), each issued and outstanding share of FSB's Common Stock shall be converted into validly issued, fully paid and nonassessable shares of IBT common stock, no par value ("IBT Common Stock"). The number of shares of IBT Common Stock exchanged for shares of FSB Common Stock (the "Exchange Rate") shall be calculated in accordance with Section 2.1(b). All such shares of FSB Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each FSB shareholder's certificate or certificates previously representing shares of FSB Common Stock (each a "Certificate") shall be aggregated (if a single shareholder holds more than one Certificate) and exchanged for a certificate representing whole shares of IBT Common Stock and cash in lieu of any fractional share issued in consideration therefor upon the surrender of such Certificate or Certificates in accordance with Section 2.2, without any interest thereon. Subject to Section 4.1, in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of IBT Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in IBT's capitalization, or exchanged or converted into shares or securities of another corporation, then an appropriate and proportionate adjustment shall be made to the Exchange Rate.

          (b) Conversion Rate. The Exchange Rate for purposes hereof shall be
     2.1362 shares of IBT Common Stock for each outstanding share of FSB Common Stock, based on 408,237 shares of FSB Common Stock outstanding and 2,966,973 shares of IBT Common Stock outstanding. Calculations will be rounded to three decimal places. Any fractional share will be paid in cash in accordance with Section 2.2(e).

          (c) Cancellation of IBT-Owned Stock. All shares of FSB Common Stock that are owned by IBT or any direct or indirect wholly owned Subsidiary of IBT, other than shares of common stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties ("trust account shares") shall be canceled and retired and shall cease to exist and no stock of IBT or other consideration shall be delivered in exchange therefor. All shares of IBT Common Stock that are owned by FSB (other than trust account shares) shall become authorized but unissued shares of IBT.
                                       A-3
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          (d) Shareholders' Right of Dissent. Any holder of shares of FSB's
     Common Stock who does not vote in favor of the Merger at the meeting of shareholders of FSB and has given notice in writing to the presiding officer prior to the Merger vote that he or she intends to demand payment for his or her shares of FSB Common Stock if the Merger is effectuated, shall be entitled to receive the value of the FSB Common Stock so held by him or her in accordance with Sections 761 through 774 of the MBCA.

     2.2  Exchange of Certificates.

          (a) Exchange Agent. As of the Effective Time, IBT shall deposit with Isabella Bank and Trust or such other bank or trust company acceptable to the parties (the "Exchange Agent"), for the benefit of the holders of shares of FSB Common Stock, certificates dated the Effective Time representing the shares of IBT Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of IBT Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 2.1 and paid pursuant to Section 2.2(b) in exchange for outstanding shares of FSB Common Stock.

          (b) Exchange Procedures. On the next business day after the Effective Time, IBT shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificate(s) shall pass, only upon delivery of the Certificate(s) to the Exchange Agent and shall be in such form and have such other provisions as IBT and FSB may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificate(s) in exchange for a certificate representing shares of IBT Common Stock and cash in lieu of a fractional share. Upon surrender of a shareholder's Certificate or Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate(s) shall be entitled to receive in exchange therefor (1) a certificate representing the number of whole shares of IBT Common Stock and (2) a check representing the amount of cash in lieu of a fractional share, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate(s) surrendered, and the Certificate(s) so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of FSB Common Stock which is not registered in the transfer records of FSB, a Certificate representing the proper number of shares of IBT Common Stock, together with a check for the cash to be paid in lieu of any fractional share, may be issued to such a transferee if the Certificate representing such FSB Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          (c) Distributions with Respect to Unexchanged Shares; Voting. The Exchange Agent shall receive and hold, for distribution without interest to the first record holder of the certificate or certificates representing shares of FSB Common Stock, all dividends and other distributions paid on shares of IBT Common Stock held in the Exchange Agent's name as agent. Holders of unsurrendered Certificates shall not be entitled to vote after the Effective Time at any meeting of IBT shareholders until they have exchanged their Certificates.

          (d) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of FSB of the shares of FSB Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the shares of IBT Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement. Certificates surrendered for exchange by any person constituting an "affiliate" of FSB for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until IBT has received a written agreement from such person as provided in Section 5.6.

          (e) Fractional Shares. No fractional shares of IBT Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share, cash adjustments will be paid to holders in respect of any fractional share of IBT Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Trading Value of a share of IBT Common Stock. For purposes of calculating fractional shares, a holder of FSB Common Stock with more than one Certificate shall receive cash only for the fractional share remaining after aggregating all of his or her FSB Common Stock to be exchanged.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any IBT Common Stock) that remains unclaimed by the shareholders of FSB for twelve months after the Effective Time shall be paid to IBT. Any shareholders of FSB who have not theretofore complied with this Article II shall thereafter look only to IBT for payment of their shares of IBT Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the IBT Common Stock deliverable without any interest thereon. Notwithstanding the foregoing, IBT, the Exchange Agent nor any other person shall be liable to any former holder of shares of FSB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) Lost or Destroyed Shares. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as IBT may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of IBT Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of FSB. FSB represents and warrants to IBT as follows:

          (a) Organization, Standing and Power. FSB is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Farmers State Bank of Breckenridge is a wholly-owned subsidiary of FSB and a state bank organized under the laws of the State of Michigan. Each of FSB and its Subsidiaries is a corporation or state bank duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the failure to do so would have a material adverse effect on FSB. FSB has furnished IBT true and correct copies of its and its Subsidiaries' articles of incorporation and by-laws, as amended.

          (b) Capital Structure.

             (i) As of the date hereof, the authorized capital stock of FSB consisted of 600,000 shares of FSB Common Stock, and 408,237 shares of FSB Common Stock were outstanding. The maximum number of shares of FSB Common Stock that would be outstanding as of the Effective Time if all options, warrants, conversion rights and other rights with respect thereto were exercised is 408,237. All outstanding shares of FSB Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive rights.

             (ii) As of the date hereof, FSB does not have outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of FSB on any matter ("Voting Debt").

             (iii) As of the date of this Agreement, except as set forth in
        Section 3.1(b)(iii) of the disclosure schedule of FSB (the "FSB Disclosure Schedule") delivered to IBT prior to the execution of this Agreement and except for this Agreement, FSB does not have outstanding any options, warrants, calls, rights, commitments or agreements of any character to which FSB or any of its Subsidiaries is a party or is bound obligating FSB or any of its Subsidiaries to issue, deliver or sell additional shares of capital stock or any Voting Debt of FSB or of any of its Subsidiaries or obligating FSB or any of its Subsidiaries to grant, extend or enter into any such options, warrant, call, right, commitment or agreement. From and after the Effective Time, there will be no option, warrant, call, right or agreement obligating FSB or any of its Subsidiaries to issue, deliver or sell any shares of capital stock or any Voting Debt of FSB or any of its Subsidiaries, or obligating FSB or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. As of the date hereof, except as set forth in Section 3.1(b)(iii) of the FSB Disclosure Schedule, there are no outstanding contractual obligations of FSB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of FSB or any of its Subsidiaries.

             (iv) Since December 31, 1999, neither FSB nor any of its Subsidiaries have (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock of FSB or any of its Subsidiaries; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more FSB Subsidiaries, any shares of capital stock of FSB or any of its Subsidiaries (other than the acquisition of trust account shares) except in connection with internal reorganizations, consolidations, liquidations or mergers and in connection with the items set forth in
        Section 3.1(b)(iv) of the FSB Disclosure Schedule; or (C) in the case of FSB, declared, set aside, made or paid to the shareholders of FSB dividends or other distributions on the outstanding shares of capital stock of FSB, other than regular semi-annual cash dividends on the FSB Common Stock at a rate not in excess of the regular semi-annual cash dividends most recently declared by FSB prior to the date of this Agreement.

          (c) Authority.

             (i) FSB has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the shareholders of FSB, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by all necessary corporate action on the part of FSB subject to approval by the shareholders of FSB. This Agreement has been duly executed and delivered by FSB and constitutes a valid and binding obligation of FSB enforceable in accordance with its terms except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and bankruptcy, insolvency and similar laws, affecting creditors' rights and remedies generally.

             (ii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right, loss or creation being referred to herein as a "Violation") pursuant to, any provision of the Articles of Incorporation (the "FSB Articles") or By-laws of FSB, or the articles of incorporation, by-laws or other governing document of Farmers State Bank of Breckenridge or any other Subsidiary of FSB or, except as disclosed in writing in Section 3.1(c)(ii) of the FSB Disclosure Schedule and subject to obtaining or making the consents, approvals, orders, registrations, declarations and filings referred to in paragraph (iii) below, be or result in any Violation pursuant to any loan or credit agreement, note, mortgage, indenture, lease, FSB Benefit Plan or other agreement, obligation, instrument, permit, franchise, license, judgment, order, statute, law, rule or regulation applicable to FSB, Farmers

        State Bank of Breckenridge or any other Subsidiary of FSB or their respective properties or assets which Violations would in the aggregate have a material adverse effect on FSB.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each a "Governmental Entity"), is required by or with respect to FSB, Farmers State Bank of Breckenridge or any other Subsidiary of FSB in connection with the execution and delivery of this Agreement by FSB or the consummation by FSB of the transactions contemplated hereby, the failure of which to obtain or make would in the aggregate have a material adverse effect on FSB or on its ability to perform its obligations hereunder, except for (A) the filing of an application and notice with the Board of Governors of the Federal Reserve System (the"Federal Reserve") under the BHC Act, and approval of same, (B) the filing with the Securities and Exchange Commission (the "SEC") of any required proxy statement relating to the meeting of FSB shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"), (C) the filing of the Certificate of Merger with the State of Michigan, and (D) the filing of an application/notice with the State of Michigan Financial Institutions Bureau.

          (d) Compliance with Banking Regulations. FSB and its Subsidiaries have
     (1) continuously complied with all material federal and state banking laws and regulations, including all required filings, except for minor compliance matters, which do not, in the aggregate, have a material adverse effect on FSB; (2) timely filed using complete and accurate information, all documents required by Federal Reserve Regulation Y, all call reports, all documents required for Federal Deposit Insurance, all documents required by the Michigan Financial Institutions Bureau, and all other required filings, except for minor filing omissions or inaccuracies which do not, in the aggregate, have a material adverse effect on FSB; and, (3) have cooperated in all regulatory audits without concealing any material information.

          (e) Information Supplied. None of the information supplied or to be supplied by FSB or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by IBT in connection with the issuance of shares of IBT Common Stock in the Merger (including the Proxy Statement and prospectus constituting a part thereof, the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and
     (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to FSB shareholders and at the time of the meeting of shareholders of FSB to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement (except for such portions thereof that relate only to IBT) will comply in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder, and the S-4 (except for such portions thereof that relate only to IBT) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

          (f) Compliance with Applicable Laws. FSB and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the business of FSB and its Subsidiaries (the "FSB Permits"), except permits, licenses, variances, exemptions, orders or approvals for which the failure to hold would not, individually or in the aggregate, have a material adverse effect on FSB. FSB and its Subsidiaries are in compliance in all material respects with the terms of the FSB Permits and all applicable laws and regulations, except for possible violations which, individually or in the aggregate, would not have a material adverse effect on FSB. Except as set forth in
     Section 3.1(f) of the FSB Disclosure Schedule, the businesses of FSB and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule or decree of any Governmental Entity, except for possible violations which individually or in the aggregate would not have a material adverse effect on FSB. As of the date of this Agreement, to the knowledge of FSB, no investigations by any Governmental Entity with respect to FSB or any of its Subsidiaries is pending or threatened, other than investigations listed in Section 3.1(f) of the FSB Disclosure Schedule.

          (g) Litigation. FSB has furnished IBT copies of (i) all attorney responses to the request of the independent auditors for FSB with respect to loss contingencies as of December 31, 1999, and (ii) a written list of legal and regulatory proceedings filed and served against FSB or any FSB Subsidiary since said date. Except as set forth in Section 3.1(g) of the FSB Disclosure Schedule and except for any broad or national litigation that does not name FSB, and that affects all financial institutions generally, there is no suit, action or proceeding pending that has been served upon FSB or, to the knowledge of FSB, threatened against or affecting FSB or any of its Subsidiaries, nor is there any judgment, decree, injunction, or order of any Governmental Entity or arbitrator outstanding against FSB or any of its Subsidiaries.

          (h) Taxes. FSB and each of its Subsidiaries have filed all tax returns required to be filed by any of them, which tax returns are true, correct and complete in all material respects, and have paid all taxes required to be paid as shown on such returns. Except as set forth in Section 3.1(h) of the FSB Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against FSB or any of its Subsidiaries. Except with respect to claims for refund, the Federal income tax returns of FSB and each of its Subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the "IRS"), or the statute of limitations has expired (and no waiver extending the statute of limitations has been requested or granted), for all taxable years ending on or before December 31, 1995. For the purpose of this Agreement, (1) the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable"), includes all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts; and (2) the term "tax return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a tax authority relating to taxes.

          (i) Certain Agreements. Except as set forth in Section 3.1(i) of the FSB Disclosure Schedule, as of the date of this Agreement, neither FSB nor any of its Subsidiaries is a party to any oral or written (i) consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) not terminable on 90 days or less notice, or any union, guild or collective bargaining agreement, (ii) agreement with any executive officer or other key employee of FSB or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving FSB or any Subsidiary of the nature contemplated by this Agreement, (iii) agreement with respect to any executive officer of FSB or any Subsidiary of FSB providing any term of employment or compensation guarantee extending for a period longer than three (3) years, or (iv) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement.

          (j) Benefit Plans.

             (i) Section 3.1(j)(i) of the FSB Disclosure Schedule lists each employee benefit plan, whether the plan be written or oral, (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and any plan for retirees that provides medical insurance or other form of benefit described in Section 3(1) of ERISA) (all the foregoing being herein called "Benefit Plans"), maintained or contributed to by FSB, Farmers State Bank of Breckenridge or any other Subsidiary of FSB (the "FSB Benefit Plans"). For each FSB Benefit Plan, FSB has made available to IBT a true and correct copy of (A) the most recent annual report (Form 5500) filed with the IRS, (B) such FSB Benefit Plan, (C) each trust agreement relating to such FSB Benefit Plan, (D) the most recent summary plan description for each FSB Benefit Plan for which a summary plan description is required, (E) the most recent actuarial report or valuation relating to a FSB Benefit Plan subject to Title IV of ERISA, and (F) the most recent determination letter issued by the IRS with respect to any FSB Benefit Plan qualified under Section 401(a) of the Code.

             (ii) The current value of the assets of each of the FSB Benefit Plans subject to Title IV of ERISA exceeds that plan's "Benefit Liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements.

             (iii) Except as set forth in Section 3.1(j)(iii) of the FSB Disclosure Schedule, to the best knowledge of FSB and its Subsidiaries, each of the FSB Benefit Plans has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws.

             (iv) There has been no reportable event within the meaning of
        Section 4043(b) of ERISA (for which a waiver did not apply) or any accumulated funding deficiency (whether or not waived) within the meaning of Section 412 of the Code with respect to any FSB Benefit Plan.

             (v) All contributions to the FSB Benefit Plans required thereunder have been made or provided for.

             (vi) Since September 2, 1974, no contributions have been made by FSB, Farmers State Bank of Breckenridge or any Subsidiary of FSB to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

             (vii) To the best knowledge of FSB and Farmers State Bank of Breckenridge, each of the FSB Benefit Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code is so qualified, and FSB is not aware of any fact or circumstances which would adversely affect the qualified status of any such plan.

             (viii) With respect to the FSB Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of FSB or Farmers State Bank of Breckenridge, there exists no condition or set of circumstances in connection with which FSB or any of its Subsidiaries could be subject to any liability that is reasonably likely to have a material adverse effect on FSB (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

          (k) Subsidiaries. Section 3.1(k) of the FSB Disclosure Schedule sets forth all of the subsidiaries of FSB as of the date of this Agreement (each a "Subsidiary" and together the "Subsidiaries") and indicates for each such Subsidiary, as of such date, the jurisdiction of organization. FSB owns, either directly or indirectly, all shares of the outstanding capital stock of each such Subsidiary, except as otherwise set forth in Section 3.1(k) of the FSB disclosure schedule. Each of FSB's Subsidiaries that is a bank (as defined in the BHC Act) is an "insured bank" as defined in the FDIA and applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by FSB or by another Subsidiary of FSB are fully paid and nonassessable and are owned by FSB or a Subsidiary of FSB free and clear of any material claim, lien or encumbrance.

          (l) Agreements with Bank Regulators. Except as previously disclosed in writing, neither FSB nor any of its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, Federal or state Governmental Entities charged with the supervision or regulation of
                                       A-9
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     banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), nor has FSB been advised by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

          (m) Absence of Certain Changes or Events. Since December 31, 1999, and except as set forth in Section 3.1(m) of the FSB Disclosure Schedule, FSB and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, financial condition or result of operations of FSB or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on FSB (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

          (n) Environmental Matters. There is no legal, administrative, or other proceeding, claim, or action that has been served on FSB of any nature seeking to impose, or that could result in the imposition of, on FSB or any FSB Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), pending or to the best of FSB's knowledge, threatened against FSB or any FSB Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon FSB and FSB's Subsidiaries taken as a whole; to the best of FSB's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of FSB's knowledge neither FSB nor any FSB Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability. FSB has provided IBT with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each nonresidential OREO property.

          (o) Approvals. FSB knows of no reason why all Requisite Regulatory Approvals (as defined in Section 6.1(b)) should not be obtained without the imposition of any condition or restriction of the type referred to in
     Section 6.1(f).

          (p) Brokers and Finders. Except for the retention by FSB of Austin Associates, Inc., none of FSB's or any of its Subsidiaries' nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

          (q) Labor Matters. Except as set forth in Section 3.1(q) of the FSB Disclosure Schedule, neither FSB nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of any material proceeding asserting that it or any Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened.

          (r) Loan Portfolio. Section 3.1(r) of the FSB Disclosure Schedule completely and accurately lists all loans of Farmers State Bank of Breckenridge in force as of the date of this Agreement (the "Loans"), and as to each Loan accurately describes: (i) the nature of the loan (i.e., whether consumer, commercial or participation), (ii) whether the loan is current or in default more than 30 days, and if in default more than 30 days, FSB's estimate of the likelihood of recovery, (iii) whether any federal or state regulatory agency has listed the loan as an adversely classified asset in any report, examination or other document provided to FSB, and (iv) whether to the knowledge of FSB the borrower has asserted or threatened to assert any lender liability claims resulting from the Loans. FSB warrants that each Loan is legally enforceable under its terms. FSB makes no warranty regarding the credit quality of any Loan or the adequacy of collateral securing any Loan.

                                      A-10
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          (s) Insurance.  FSB and each FSB Subsidiary is presently insured, and during each of the past five calendar years (or during such lesser period of time as FSB has owned such FSB Subsidiary) has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

          (t) FSB Financial Statements. The consolidated balance sheets of FSB and FSB's Subsidiaries as of December 31, 1999 and 1998 and related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three years ended December 31, 1999, together with the notes thereto, certified by Andrews Hooper & Pavlik P.L.C. (collectively, the "FSB Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the consolidated financial position of FSB and FSB's Subsidiaries at the dates and the consolidated results of operations and cash flows of FSB and FSB's Subsidiaries for the periods stated therein.

          (u) Properties and Leases. Except as may be reflected in the FSB Financial Statements and except for any lien for current taxes not yet delinquent, FSB and each FSB Subsidiary have good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in FSB's consolidated balance sheet as of December 31, 1999 and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to FSB or any FSB Subsidiary pursuant to which FSB or such FSB Subsidiary, as lessee, leases real or personal property, which leases are described in Section 3.1(u) of the FSB Disclosure Schedule, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by FSB or such FSB Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all FSB's and each FSB Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

          (v) Material Interests of Certain Persons. Except as set forth in
     Section 3.1(v) of the FSB Disclosure Schedule, to the best knowledge of FSB no officer or director of FSB or any FSB Subsidiary, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of FSB or any FSB Subsidiary.

          Section 3.1(v) of the FSB Disclosure Schedule sets forth a correct and complete list of any loan from FSB or any FSB Subsidiary to any present officer, director, employee or any associate or related interest of any such person which was required under Regulation O of the Federal Reserve Board to be approved by or reported to FSB's or such FSB Subsidiary's Board of Directors.

          (w) Administration of Trust Accounts. FSB and each FSB Subsidiary has properly administered in all respects material and which could reasonably be excepted to be material to the financial condition of FSB and the FSB Subsidiaries taken as a whole, all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither FSB, any FSB Subsidiary, nor any director, officer or employee of FSB or any FSB Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the financial condition of FSB and the FSB Subsidiaries taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

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          (x) Required Shareholder Approval. The affirmative vote of a majority in outstanding shares and qualified to vote of FSB is sufficient to approve the Merger and this Agreement and the transactions contemplated hereby pursuant to the MBCA and pursuant to the articles and bylaws of FSB.

          (y) Accounting Matters. Neither FSB nor any of its Subsidiaries or affiliates has taken or agreed to take any action that would prevent IBT from accounting for the business combination to be effected by the Merger as a "pooling of interests."

     3.2 Representations and Warranties of IBT. IBT represents and warrants to FSB as follows:

          (a) Organization Standing and Power. IBT is a bank holding company registered under the BHC Act and has filed application with the Federal Reserve Board to become a Financial Holding Company under the Gramm-Leach-Bliley Act of 1999. Each of IBT and its Subsidiaries is a corporation or state bank duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the failure to do so would have a material adverse effect on IBT.

          (b) Capital Structure. As of the date hereof, the authorized capital stock of IBT consisted of 4,000,000 shares of IBT Common Stock, and 2,966,973 shares of IBT Common Stock were outstanding.

          (c) Authority.

             (i) IBT has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by IBT and constitutes a valid and binding obligation of IBT, enforceable in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

             (ii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any Violation pursuant to any provision of the IBT Articles of Incorporation or By-laws, or the articles of incorporation, by-laws or other governing document of any other Subsidiary of IBT, or, except as disclosed in writing in Section 3.2(c)(ii) of the disclosure schedule of IBT (the "IBT Disclosure Schedule") and subject to obtaining or making the consents, approvals, orders, registrations, declarations and filings referred to in paragraph (iii) below, be or result in any Violation pursuant to any loan or credit agreement, note, mortgage, indenture, lease, IBT Benefit Plan or other agreement, obligation, instrument, permit, franchise, license, judgment, order, statute, law, rule or regulation applicable to IBT or any Subsidiary of IBT or their respective properties or assets which Violations would in the aggregate have a material adverse effect on IBT.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to IBT or any Subsidiary of IBT in connection with the execution and delivery of this Agreement by IBT or the consummation by IBT or any Subsidiary of IBT, as the case may be, of the transactions contemplated hereby, the failure of which to obtain or make would in the aggregate have a material adverse effect on IBT or on its ability to perform its obligations hereunder, except for (A) the filing of applications and notices with the Federal Reserve under the BHC Act, and approval of same, (B) the filing with the SEC of the Proxy Statement and the S-4, (C) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of IBT Common Stock contemplated by this Agreement, (D) the filing of the

        Certificate of Merger with the State of Michigan, and (E) the filing of an application/notice with the State of Michigan Financial Institutions Bureau.

          (d) Compliance with Banking Regulations. IBT and its Subsidiaries have
     (1) continuously complied with all material federal and state banking laws and regulations, including all required filings, except for minor compliance matters, which do not, in the aggregate, have a material adverse effect on IBT; (2) timely filed using complete and accurate information, all documents required by Federal Reserve Regulation Y, all call reports, all documents required for Federal Deposit Insurance, all documents required by the Michigan Financial Institutions Bureau, and all other required filings, except for minor filing omissions or inaccuracies which do not, in the aggregate, have a material adverse effect on IBT; and, (3) have cooperated in all regulatory audits without concealing any material information.

          (e) Information Supplied. None of the information supplied or to be supplied by IBT or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to FSB shareholders and at the time of the meeting of shareholders of FSB to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement (except for such portions thereof that relate only to FSB) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, and the S-4 (except for such portions thereof that relate only to FSB) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

          (f) Compliance With Applicable Laws. IBT and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of IBT and its Subsidiaries (the "IBT Permits"), except for IBT Permits the failure of which to hold would not, individually or in the aggregate, have a material adverse effect on IBT. IBT and its Subsidiaries are in compliance in all material respects with the terms of the IBT Permits and all applicable laws and regulations, except for possible violations which, individually or in the aggregate, would not have a material adverse effect on IBT. Except as set forth on Section 3.2(f) of the IBT Disclosure Schedule, the businesses of IBT and its Subsidiaries are not being conducted in violation of any law, ordinance, regulation, order, writ, rule or decree of any Governmental Entity, except for possible violations which, individually or in the aggregate, would not have a material adverse effect on IBT. As of the date of this Agreement, no investigation by any Governmental Entity with respect to IBT, or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on IBT.

          (g) Litigation. Except as set forth in Section 3.2(g) of the IBT Disclosure Schedule and except for any broad or national litigation that does not name IBT, and that affects all financial institutions generally, there is no suit, action or proceeding pending or, to the knowledge of IBT, threatened against or affecting IBT or any of its Subsidiaries, nor is there any judgment, decree, injunction, or order of any Governmental Entity or arbitrator outstanding against IBT or any of its Subsidiaries.

          (h) Taxes. IBT and each of its Subsidiaries have filed all tax returns required to be filed by any of them, which tax returns are true, correct and complete in all material respects, and have paid all taxes required to be paid as shown on such returns. Except as set forth in Section 3.2(h) of the IBT Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against IBT or any of its Subsidiaries. Except with respect to claims for refund, the Federal income tax returns of IBT and each of its Subsidiaries consolidated in such returns have been examined by and settled with the IRS, or the statute of limitations has expired (and no waiver extending the statute of limitations has been requested or granted), for all taxable years ending on or before
                                      A-13
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     December 31, 1995. For the purpose of this Agreement, (1) the term "tax"
     (including, with correlative meaning, the terms "taxes" and "taxable"), includes all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts; and (2) the term "tax return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a tax authority relating to taxes.

          (i) Benefit Plans.

             (i) Section 3.2(i)(i) of the IBT Disclosure Schedule lists each employee benefit plan, whether the plan be written or oral, (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA and any plan for retirees that provides medical insurance or other form of benefit described in Section 3(1) of ERISA) (all the foregoing being herein called "Benefit Plans"), maintained or contributed to by IBT or any other Subsidiary of IBT (the "IBT Benefit Plans"). For each Benefit Plan, IBT has made available to FSB a true and correct copy of (A) the most recent annual report (Form 5500) filed with the IRS, (B) such IBT Benefit Plan, (C) each trust agreement relating to such IBT Benefit Plan, (D) the most recent summary plan description for each IBT Benefit Plan for which a summary plan description is required,
        (E) the most recent actuarial report or valuation relating to a IBT Benefit Plan subject to Title IV of ERISA, and (F) the most recent determination letter issued by the IRS with respect to any IBT Benefit Plan qualified under Section 401(a) of the Code.

             (ii) The current value of the assets of each of the IBT Benefit Plans subject to Title IV of ERISA exceeds that plan's "Benefit Liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements.

             (iii) Except as set forth in Section 3.2(i)(iii) of the IBT Disclosure Schedule, to the best knowledge of IBT and its Subsidiaries, each of the IBT Benefit Plans has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws.

             (iv) There has been no reportable event within the meaning of
        Section 4043(b) of ERISA (for which a waiver did not apply) or any accumulated funding deficiency (whether or not waived) within the meaning of Section 412 of the Code with respect to any IBT Benefit Plan.

             (v) All contributions to the IBT Benefit Plans required thereunder have been made or provided for.

             (vi) Since September 2, 1974, no contributions have been made by IBT or any Subsidiary of IBT to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

             (vii) To the best knowledge of IBT, each of the IBT Benefit Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code is so qualified, and IBT is not aware of any fact or circumstances which would adversely affect the qualified status of any such plan.

             (viii) With respect to the IBT Benefit Plans, individually and in the aggregate, no event has occurred and, to the knowledge of IBT, there exists no condition or set of circumstances in connection with which IBT or any of its Subsidiaries could be subject to any liability that is reasonably likely to have a material adverse effect on IBT (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

          (j) Subsidiaries. Section 3.2(j) of the IBT Disclosure Schedule sets forth all of the Subsidiaries of IBT as of the date of this Agreement (each a "Subsidiary" and together the "Subsidiaries") and indicates for each such Subsidiary, as of such date, the jurisdiction of organization. IBT owns, either directly or indirectly, all shares of the outstanding capital stock of each such Subsidiary. Each of IBT's Subsidiaries that is a bank (as defined in the BHC Act) is an "insured bank" as defined in the FDIA and applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by IBT or by another Subsidiary of IBT are fully paid and nonassessable and are owned by IBT or a Subsidiary of IBT free and clear of any material claim, lien or encumbrance.

          (k) Agreements with Bank Regulators. Except as previously disclosed in writing, neither IBT nor any of its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of Bank Regulators, nor has IBT been advised by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

          (l) Absence of Certain Changes or Events. Since December 31, 1999, and except as set forth in Section 3.2(l) of the IBT Disclosure Schedule, IBT and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, financial condition or result of operations of IBT or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on IBT (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

          (m) Capital Stock. At the Effective Time, IBT's Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

          (n) Environmental Matters. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition of, on IBT or any IBT Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or to the best of IBT's knowledge, threatened against IBT or any IBT Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon IBT and IBT's Subsidiaries taken as a whole; to the best of IBT's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of IBT's knowledge neither IBT nor any IBT Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

          (o) Approvals. IBT knows of no reason why all Requisite Regulatory Approvals (as defined in Section 6.1(b)) should not be obtained without the imposition of any condition or restriction of the type referred to in
     Section 6.1(f).

          (p) Brokers and Finders. Except for the retention by IBT of Austin Associates, Inc., none of IBT's or any of its Subsidiaries' nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

          (q) IBT Financial Statements. The consolidated balance sheets of IBT and IBT's Subsidiaries as of December 31, 1999 and 1998 and related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the three years ended December 31, 1999, together with the notes thereto, certified by Rehmann Robson P.C. and included in IBT's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "IBT 10-K") as filed with the SEC, and the unaudited consolidated balance sheets of IBT and its

     Subsidiaries as of September 30, 1999 and the related unaudited consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the nine (9) months then ended included in IBT's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, as filed with the SEC (collectively, the "IBT Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of IBT and its Subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of IBT and its Subsidiaries for the periods stated therein.

          (r) Properties and Leases. Except as may be reflected in the IBT Financial Statements and except for any lien for current taxes not yet delinquent, IBT and each IBT Subsidiary has good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in IBT's consolidated balance sheet as of September 30, 1999 included in IBT's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to IBT or any IBT Subsidiary pursuant to which IBT or such IBT Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by IBT or such IBT Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all IBT's and each IBT Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

          (s) Accounting Matters. Neither IBT nor any of its Subsidiaries or affiliates, has taken or agreed to take any action that would prevent IBT from accounting for the business combination to be effected by the Merger as a "pooling of interests".

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1 Covenants of FSB. During the period from the date of this Agreement and continuing until the Effective Time, FSB agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement, or to the extent that IBT shall otherwise consent in writing:

          (a) Ordinary Course. FSB and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact their present business organizations, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end their goodwill and ongoing businesses shall not be impaired in any material respect. FSB shall not, nor shall permit any of its Subsidiaries to (i) enter into any new material line of business, (ii) increase or decrease the current number of their directors, except as consistent with FSB's current Board of Directors' retirement policy, (iii) change its or its Subsidiaries lending, investment, liability management and other material banking policies in any respect which is material to such party; or (iv) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practices and the items shown in Section 4.1(a) of the FSB Disclosure Schedule.

          (b) Dividends; Changes in Stock. FSB shall not, nor shall permit any of its Subsidiaries to, nor shall propose to (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for (A) the declaration and payment of regular semi-annual cash dividends by FSB in any amount not in excess of $0.75 per share of FSB Common Stock with usual record and payment dates for such dividends in accordance with FSB's past dividend practice, provided further, however, that FSB shareholders shall be entitled to a dividend on FSB Common Stock or IBT Common Stock, but not both, in the calendar quarter in which the Closing shall occur, and (B) dividends or distributions by a wholly owned Subsidiary of FSB; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire (other than as agent for shareholders reinvesting dividends pursuant to any dividend reinvestment plan and except for the acquisition of trust account shares), any shares of FSB's capital stock or any securities convertible into or exercisable for any shares of its capital stock.

          (c) Issuance of Securities. Except as set forth on Section 4.1(c) of the FSB Disclosure Schedule, FSB shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than issuance by a wholly owned Subsidiary of its capital stock to its parent, except that FSB may issue shares of FSB Common Stock upon the exercise of outstanding stock options as described in Section 4.1(c) of the FSB Disclosure Schedule.

          (d) No Solicitations. Except as the Board of Directors of FSB deems necessary, on the advice of outside counsel, in the exercise of its fiduciary obligations under applicable law; and provided, however, that nothing contained in this Section 4.1(d) shall restrict or prohibit any disclosure by FSB that is required, on the advice of outside counsel, (i) in any document to be filed with a regulatory authority after the date of this Agreement or (ii) in any document or statement otherwise required under applicable law, FSB shall not permit any of its Subsidiaries to, nor shall authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its Subsidiaries to, solicit or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal (as defined below), or agree or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal. FSB shall promptly advise IBT orally and in writing of any such inquiries or proposals, including all of the material terms thereof. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving FSB or any Subsidiary of FSB or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of FSB or any Subsidiary of FSB other than the transactions contemplated or permitted by this Agreement (including, without limitation, Section 4.1(f) hereof).

          (e) No Acquisitions. FSB shall not, nor shall permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or division thereof or otherwise acquire or agree to acquire any assets in each case; provided, however, that the foregoing shall not prohibit (i) internal reorganization, consolidations or dissolutions involving only existing Subsidiaries as permitted or directed by this Agreement, (ii) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business, or (iii) acquisitions of financial assets and merchant banking activities, in each case in the ordinary course of business.

          (f) No Dispositions. Other than dispositions permitted or required by this Agreement, dispositions described in Section 4.1(f) of the FSB Disclosure Schedule or dispositions in the ordinary course of business consistent with past practices, FSB shall not, nor shall permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries).

          (g) Indebtedness. Other than in the ordinary course of business consistent with past practice, FSB shall not, nor shall permit any of its Subsidiaries to incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice.

          (h) Benefit Plans. Except as set forth in Section 4.1(h) of the FSB Disclosure Schedule, FSB agrees as to itself and its Subsidiaries that it will not, without the prior written consent of IBT, (i) enter into, adopt, amend (except as may be required by law) or terminate any FSB Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between FSB and one or more of its directors or officers, (ii) make any contributions to any FSB Benefit Plan except as required by the terms of such plan in effect as of the date hereof, (iii) except for normal increases in the ordinary course of business consistent with past practice that in the aggregate do not result in a material increase in benefits or compensation expense to FSB, increase in any manner the compensation or fringe benefits of any director, officer, or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, or (iv) enter into or renew any contract, agreement, commitment or arrangement providing for the payment of any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement.

          (i) Insurance. FSB and its subsidiaries shall maintain the insurance coverage referenced in Section 3.1(s) through the Effective Time.

     4.2 Covenants of FSB and IBT. During the period from the date of this Agreement and continuing until the Effective Time, FSB and IBT agree as to themselves and their Subsidiaries that, except as expressly contemplated or permitted by this Agreement, or to the extent that the parties shall otherwise consent in writing:

          (a) Governing Documents. Except in accordance with this Agreement, no party shall amend or propose publicly to amend, or shall permit any of its Subsidiaries to amend, the articles of incorporation, by-laws or other governing document of such party in any way adverse to IBT, the holders of IBT Common Stock or IBT's ability to consummate the transactions contemplated hereby. Notwithstanding the foregoing, IBT shall be permitted to amend its articles of incorporation to increase its authorized common stock to 10.0 million shares.

          (b) Other Actions. No party shall, or shall permit any of its Subsidiaries to, take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable law or sound banking practice) which would adversely affect the ability of any of them to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(b)) without imposition of a condition or restriction of the type referred to in Section 6.1(f) hereof except, in every case, as may be required by applicable law.

          (c) Advice of Changes; Government Filings. Each party shall promptly advise the other orally and in writing of any change or event having, or which could cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. IBT and FSB shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. IBT, FSB and each Subsidiary of IBT or FSB that is a bank shall file all call reports with the appropriate Bank Regulators and all other reports, applications and other documents required to be filed with the appropriate Bank Regulators between the date hereof and the Effective

     Time and shall make available to the other party copies of all such reports promptly after the same are filed.

          (d) Pooling and Tax-Free Reorganization Treatment. Neither IBT nor FSB shall take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

          (e) Accounting Methods. Neither IBT nor FSB shall change its methods of accounting in effect at December 31, 1999, except as required by changes in generally accepted accounting principles as concurred to by such party's independent auditors.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Regulatory Matters.

          (a) IBT has primary responsibility for the preparation and filing with the SEC of the Proxy Statement. IBT, with the assistance of FSB, shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included. IBT and FSB shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail the Proxy Statement to the shareholders of FSB. IBT and FSB shall use their best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and FSB shall furnish to IBT all information concerning FSB and the holders of FSB Common Stock as may be reasonably requested in connection with any such action.

          (b) The parties hereto shall cooperate with each other and use their best efforts to promptly prepare and file all necessary documentation, to effect all necessary application, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement. FSB and IBT shall have the right to review in advance, and to the extent practicable each will consult the other on, subject to applicable laws relating to the exchange of information, all the information relating to FSB or IBT, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations by this Agreement and each party will keep the other appraised of the status of matters relating to completion of the transactions contemplated herein.

          (c) FSB and IBT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and other such matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of FSB, IBT or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

          (d) FSB and IBT shall promptly furnish each other with copies of written communications received by FSB or IBT, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such items are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

     5.2 Letter of Accountants. FSB shall use its best efforts to cause to be delivered to IBT a letter of Andrews Hooper & Pavlik P.L.C., FSB's independent auditor in substantially the form shown on Exhibit 5.2 dated (i) the date of which the Form S-4 shall become effective and (ii) the business day prior to the Effective Time, and addressed to IBT.

     5.3 Access to Information. Upon reasonable notice and subject to applicable laws relating to the exchange of information, FSB shall (and cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of IBT, access during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, FSB shall (and shall cause each of its Subsidiaries to) make available to IBT (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws or federal or state banking laws (other than reports or documents which FSB is not permitted to disclose under applicable law) and (b) all other information concerning its business, properties and personnel as IBT may reasonably request. IBT will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated February 17, 2000, between IBT and FSB. No investigation by IBT shall affect the representations and warranties of FSB set forth herein.

     5.4 Shareholder Meeting. FSB shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement. FSB will, through its Board of Directors, subject to their respective fiduciary obligations as determined by the Board of Directors after consultation with outside counsel, recommend to its shareholders approval of such matters.

     5.5 Legal Conditions to Merger. IBT and FSB shall, and shall cause its Subsidiaries to, use their best efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, order or approval of, or any exemption by any Governmental Entity and any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger, and the transactions contemplated by this Agreement.

     5.6 Affiliates. FSB shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying for "pooling of interests" treatment) of FSB to deliver to IBT, as soon as practicable after the date hereof, and prior to the date of the FSB shareholders meeting called to approve this Agreement: a written agreement, substantially in the form of
Exhibit 5.6, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of FSB Common Stock held by such "affiliate" and the shares of IBT Common Stock to be received by such "affiliate" in the Merger:
(1) except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder, and (2) during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of FSB and IBT.

5.7  Employee Benefit Plans.

          (a) Except as otherwise provided in Sections 4.1(h) hereof, IBT and FSB agree that, the IBT Benefit Plans in effect at the date of this Agreement shall be adopted by FSB's Subsidiaries for their employees following the Merger.

          (b) In the case of FSB Benefit Plans under which the employees' interests are based upon FSB Common Stock, IBT and FSB agree that such interests shall be based on IBT Common Stock in accordance with the terms of the FSB Benefit Plans and in an equitable manner.

     5.8 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such expense, except as may be permitted by Section 7.2 and except that expenses incurred in connection with printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by IBT and FSB.

     5.9 Additional Agreements; Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best efforts to take all action and to do all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, cooperating fully with the other party hereto, providing the other party hereto with any appropriate information and making all necessary filings in connection with the Requisite Regulatory Approvals. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.10 Employment Agreement. As of the Closing Date, Farmers State Bank of Breckenridge shall enter into a three year employment agreement with its current President in the form attached hereto as Exhibit 5.10.

     5.11  Governance. At the Effective Time:

          (a) The board of directors of the Surviving Corporation shall be expanded by two (2) members, with said positions to be initially filled by designees appointed, prior to the Effective Time, by the FSB board of directors, with the consent of IBT.

          (b) The Farmers State Bank of Breckenridge board of directors shall consist of its existing members plus two (2) members to be designated by IBT.

          (c) The Isabella Bank and Trust board of directors shall consist of its existing members, plus one (1) member to be designated by FSB.

          (d) The president of Farmers State Bank of Breckenridge shall be appointed a vice president of IBT.

     5.12  Post-Closing Operations. At and after the Closing Date:

          (a) The Farmers State Bank of Breckenridge shall remain a state-chartered commercial bank.

          (b) The names of IBT, Farmers State Bank of Breckenridge and Isabella Bank and Trust shall not change as a result of the Merger. In the future, the Board of Directors of IBT will consider the possibility of a name change which is less geographically restrictive.

          (c) All banking offices of Farmers State Bank of Breckenridge will remain open.

          (d) There will be no layoffs at Farmers State Bank of Breckenridge as a result of the Merger. Any reduction in staffing levels shall be accomplished through attrition.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of a majority of the outstanding shares of FSB Common Stock entitled to vote thereon.

          (b) Other Approvals. Other than the filing provided for by Section 1.1 all consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (collectively, the "Requisite Regulatory Approvals") which are prescribed by law as necessary for the consummation of the Merger and the other transactions contemplated hereby other than immaterial consents shall have been filed, occurred or been obtained and all such Requisite Regulatory Approvals shall be in full force and effect.

          (c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the transactions contemplated hereby shall be in effect, nor shall any proceeding by any Governmental Entity seeking any such Injunction be pending. No statute, rule, regulation, order, inunction or decree shall have been enacted, entered, or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

          (e) Financial Statements. FSB shall prepare or have prepared, file, and submit to IBT all annual and quarterly audited and management prepared financial statements for any periods ending at least 30 days before the Effective Time, each prepared in accordance with GAAP principles.

          (f) No Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger or any of the transactions contemplated hereby, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon IBT, FSB, or any of their Subsidiaries which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable, in the reasonable judgment of the Board of Directors of either IBT or FSB, the consummation of the Merger.

     6.2 Conditions to Obligations of IBT. The obligation of IBT to effect the Merger are also subject to the satisfaction or waiver by IBT prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of FSB set forth in this Agreement shall be true and correct in all material respects as of the date of the Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on the Closing Date, except as otherwise contemplated by this Agreement, and IBT shall have received a certificate signed on behalf of FSB by the Chairman and Chief Executive Officer and by the Chief Financial Officer of FSB to such effect.

          (b) Performance of Obligations of FSB. FSB shall have performed in all materials respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and IBT shall have received a certificate signed on behalf of FSB by the Chairman and Chief Executive Officer and by the Chief Financial Officer of FSB to such effect.

          (c) Consents Under Agreements. FSB shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of FSB's or any Subsidiary of FSB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of IBT, individually or in the aggregate, have a material adverse effect on FSB or upon the consummation of the transaction contemplated hereby.

          (d) Tax Opinion. IBT shall have received the opinion of Foster, Swift, Collins & Smith, P.C., counsel to IBT, dated the Closing Date, in substantially the form shown on Exhibit 6.2(d) to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that IBT and FSB will each be a party to that reorganization within the meaning of Section 368(b) of the Code and that shareholders of FSB who exchange their shares of FSB Common Stock for shares of IBT Common Stock will not recognize gain or loss, for purposes of federal income tax, except to the extent of cash received in lieu of fractional shares.

          (e) Legal Opinion. IBT shall have received the opinion of Bodman, Longley & Dahling LLP, counsel to FSB, dated the Closing Date, in substantially the form shown on Exhibit 6.2(e).

          (f) Subsequent Events. Since December 31, 1999, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects of FSB and the FSB Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, that affect the banking industry generally or changes in the general level of interest rates).

          (g) Material Loss. FSB and the FSB Subsidiaries considered as a whole shall not have sustained since December 31, 1999 any material loss or interference with their business from any civil disturbance or any fire, explosion, flood or other calamity, whether or not covered by insurance.

          (h) Employment Agreement. The employment agreement between Farmers State Bank of Breckenridge and its president as required under Section 5.10 hereof shall be in full force and effect.

          (i) Pooling of Interests. IBT shall have received a letter from its independent auditors to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

     6.3 Conditions to Obligations of FSB. The obligation of FSB to effect the Merger is also subject to the satisfaction or waiver by FSB prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of IBT set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on the Closing Date, except as otherwise contemplated by this Agreement, and FSB shall have received a certificate signed on behalf of IBT by the Chairman and Chief Executive Officer and by the Chief Financial Officer of IBT to such effect.

          (b) Performance of Obligations of IBT. IBT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FSB shall have received a certificate signed on behalf of IBT by the Chairman and Chief Executive Officer and by the Chief Financial Officer of IBT to such effect.

          (c) Consents Under Agreements. IBT shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which

     IBT or any of its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of FSB, individually or in the aggregate, have a material adverse effect on IBT or upon the consummation of the transactions contemplated hereby.

          (d) Legal Opinion. FSB shall have received the opinion of Foster, Swift, Collins & Smith, P.C., counsel to IBT, dated the Closing Date, in substantially the form shown on Exhibit 6.3(d).

          (e) Tax Opinion. FSB shall have received the opinion of Bodman, Longley & Dahling LLP, counsel to FSB, dated the Closing Date, in substantially the form shown on Exhibit 6.3(e) to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that IBT and FSB will each be a party to that reorganization within the meaning of Section 368(b) of the Code and that shareholders of FSB who exchange their shares of FSB Common Stock for shares of IBT Common Stock will not recognize gain or loss, for purposes of federal income tax, except to the extent of cash received in lieu of fractional shares.

          (f) Subsequent Events. Since December 31, 1999, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a material adverse effect on the financial conditions, results of operations, business or prospects of IBT and the IBT Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, that affect the banking industry generally or changes in the general level of interest rates).

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated in writing at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of FSB, only in the following circumstances:

          (a) by mutual consent of IBT and FSB in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

          (b) by either IBT or FSB if (i) any Requisite Regulatory Approval shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c) by either IBT or FSB if the Merger shall not have been consummated on or before December 31, 2000;

          (d) by either IBT or FSB (provided that the terminating party is not in material breach of any of its obligations) if any approval of the shareholders of FSB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

          (e) by either IBT or FSB if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party; which breach by its nature cannot be cured prior to the Closing; or

          (f) by either IBT or FSB if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured before closing or within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party, whichever occurs first.

     7.2 Effect of Termination. In the event of termination of this Agreement by either IBT or FSB as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except (i) with
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

respect to the second to the last sentence of Section 5.3, and Sections 5.8 and 7.2, and (ii) no party shall be relieved or released from any liabilities or damages arising out of the willful breach by the other party of any provision of this Agreement.

     7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of FSB, provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such shareholders, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including without limitation, Sections 2.2, 5.7, 5.8, 5.10, 5.11, 8.1, 8.5, 8.6,
8.7 and 8.8.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to IBT, to:

        David W. Hole, President
        IBT Bancorp, Inc.
        200 East Broadway
        Mt. Pleasant, MI 48858

        with copies to:

        Foster, Swift, Collins & Smith, P.C.
        c/o Matt G. Hrebec
        313 S. Washington Square
        Lansing, MI 48933

        and

        (b) if to FSB, to:

        Herbert C. Wybenga, President
        FSB Bancorp, Inc.
        316 East Saginaw Street
        Breckenridge, MI 48615
        with copies to:

        Bodman, Longley & Dahling LLP
        c/o Lloyd C. Fell
        229 Court Street
        P.O. Box 405
        Cheboygan, MI 49721

     8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5  Entire Agreement; No Third Party Beneficiaries; Rights of
Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements (except for the confidentiality agreements between IBT and FSB dated February 17, 2000, which shall remain in full force and effect and survive the execution of this Agreement) and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. No party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

     8.6 Governing Law: This Agreement shall be governed and construed in accordance with the laws of the State of Michigan.

     8.7 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. The parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provisions of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     8.9 Publicity. Except as otherwise required by law, so long as this Agreement is in effect, neither IBT nor FSB shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, IBT and FSB have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                            IBT BANCORP, INC.

                                            By:      /s/ DAVID W. HOLE
                                              ----------------------------------
                                                David W. Hole
                                                Its: President and CEO

Attest:

      /s/ DENNIS P. ANGNER
------------------------------------
Name: Dennis P. Angner
Title:  Executive Vice President

                                            FSB BANCORP, INC.

                                            By:   /s/ HERBERT C. WYBENGA
                                              ----------------------------------
                                                Herbert C. Wybenga
                                                Its: President and CEO

Attest:

       /s/ MARY ANN BREUER
------------------------------------
Name: Mary Ann Breuer
Title:  Secretary

                                   APPENDIX B

                     MBCA PROVISIONS ON DISSENTER'S RIGHTS

450.1761 DEFINITIONS. [M.S.A. 21.200(761)]

     Sec. 761. As used in sections 762 to 774: (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.

     (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.

     (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (g) "Shareholder" means the record or beneficial shareholder.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1988, Act 58, Eff. Apr. 1,
1988; --Am. 1989, Act 121, Eff. Oct. 1, 1989; --Am. 1993, Act 91, Eff. Oct. 1,
1993.

COMPILER'S NOTE: Section 2 of Act 58 of 1988 provides: "This amendatory act shall not apply to any domestic corporation before June 1, 1989, unless the corporation's board of directors adopts a resolution, pursuant to this section, electing to have this act apply to the corporation. The resolution shall specify the date after January 1, 1988 and before June 1, 1989 on which this act will apply to the corporation. The resolution shall be filed with the department of commerce, corporation and securities bureau, on or before the date that the act will apply to the corporation."

450.1762 RIGHT OF SHAREHOLDER TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

     Sec. 762. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions: (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

     (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.

     (d) An amendment of the articles of incorporation giving rise to a right to dissent pursuant to section 621.

     (e) A transaction giving rise to a right to dissent pursuant to section
754.

     (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.

     (2) Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following: (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation's board is adopted in the case of a merger under section 711 not requiring shareholder vote under section 713.

     (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the merger or any combination thereof.

     (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange or any combination thereof.

     (d) A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision
(a) on the date of closing or any combination thereof.

     (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1988, Act 58, Eff. Apr. 1,
1988; --Am. 1989, Act 121, Eff. Oct. 1, 1989; --Am. 1997, Act 118, Imd. Eff.
Oct. 24, 1997.

COMPILER'S NOTE: Section 2 of Act 58 of 1988 provides: "This amendatory act shall not apply to any domestic corporation before June 1, 1989, unless the corporation's board of directors adopts a resolution, pursuant to this section, electing to have this act apply to the corporation. The resolution shall specify the date after January 1, 1988 and before June 1, 1989 on which this act will apply to the corporation. The resolution shall be filed with the department of commerce, corporation and securities bureau, on or before the date that the act will apply to the corporation."

450.1763 RIGHTS OF PARTIAL DISSENTER; ASSERTION OF DISSENTERS' RIGHTS BY BENEFICIAL SHAREHOLDER. [M.S.A. 21.200(763)]

     Sec. 763. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply: (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

     (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989.

450.1764 CORPORATE ACTION CREATING DISSENTERS' RIGHTS; VOTE OF SHAREHOLDERS; NOTICE. [M.S.A. 21.200(764)]

     Sec. 764. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

     (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989; --Am. 1993, Act 91, Eff. Oct. 1, 1993.

450.1765 NOTICE OF INTENT TO DEMAND PAYMENT FOR SHARES. [M.S.A. 21.200(765)]

     Sec. 765. (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment for his or her shares under this act.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989.

450.1766 DISSENTERS' NOTICE; DELIVERY TO SHAREHOLDERS; CONTENTS. [M.S.A. 21.200(766)]

     Sec. 766. (1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.

     (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following: (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.

     (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.

     (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.

     (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989.

450.1767 DUTIES OF SHAREHOLDER SENT DISSENTER'S NOTICE; RETENTION OF RIGHTS; FAILURE TO DEMAND PAYMENT OR DEPOSIT SHARE CERTIFICATES. [M.S.A. 21.200(767)]

     Sec. 767. (1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.

     (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1985, Act 76, Imd. Eff. July 5,
1985; --Am. 1989, Act 121, Eff. Oct. 1, 1989.

450.1768 RESTRICTION ON TRANSFER OF SHARES WITHOUT CERTIFICATES; RETENTION OF RIGHTS. [M.S.A. 21.200(768)]

     Sec. 768. (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.

     (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1985, Act 76, Imd. Eff. July 5,
1985; --Am. 1989, Act 121, Eff. Oct. 1, 1989.

450.1768a REPEALED. 1989, ACT 121, EFF. OCT. 1, 1989. [M.S.A. 21.200(768a)]

COMPILER'S NOTE: The repealed section pertained to referees.

450.1769 PAYMENT BY CORPORATION TO DISSENTER; ACCOMPANYING DOCUMENTS. [M.S.A. 21.200(769)]

     Sec. 769. (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (2) The payment must be accompanied by all of the following: (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.

     (b) A statement of the corporation's estimate of the fair value of the shares.

     (c) An explanation of how the interest was calculated.

     (d) A statement of the dissenter's right to demand payment under section
772.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989; --Am. 1993, Act 91, Eff. Oct. 1, 1993.

450.1770 RETURN OF DEPOSITED CERTIFICATES AND RELEASE OF TRANSFER RESTRICTIONS; EFFECT OF CORPORATION TAKING PROPOSED ACTION. [M.S.A. 21.200(770)]

     Sec. 770. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989.

450.1771 ELECTION TO WITHHOLD PAYMENT FROM DISSENTER; OFFER TO PAY ESTIMATED FAIR VALUE OF SHARES, PLUS ACCRUED INTEREST; STATEMENTS; EXPLANATION. [M.S.A. 21.200(771)]

     Sec. 771. (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).

     (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

HISTORY: 1972, Act 284, Eff. Jan. 1, 1973; --Am. 1989, Act 121, Eff. Oct. 1,
1989.

450.1772 DEMAND FOR PAYMENT OF DISSENTER'S ESTIMATE OR REJECTION OF CORPORATION'S OFFER AND DEMAND FOR PAYMENT OF FAIR VALUE AND INTEREST DUE; WAIVER. [M.S.A. 21.200(772)]

     Sec. 772. (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies: (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

     (b) The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.

     (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.

     (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

HISTORY: Add. 1989, Act 121, Eff. Oct. 1, 1989.

450.1773 PETITIONING COURT TO DETERMINE FAIR VALUE OF SHARES AND ACCRUED INTEREST; FAILURE OF CORPORATION TO COMMENCE PROCEEDING; VENUE; PARTIES; SERVICE; JURISDICTION; APPRAISERS; DISCOVERY RIGHTS; JUDGMENT. [M.S.A. 21.200(773)]

     Sec. 773. (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

HISTORY: Add. 1989, Act 121, Eff. Oct. 1, 1989.

450.1773a REFEREE; APPOINTMENT; POWERS; COMPENSATION; DUTIES; OBJECTIONS TO REPORT; APPLICATION TO COURT FOR ACTION; ADOPTION, MODIFICATION, OR RECOMMITMENT OF REPORT; FURTHER EVIDENCE; JUDGMENT; REVIEW. [M.S.A. 21.200(773a)]

     Sec. 773a. (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:
(a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.

     (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.

     (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.

     (d) To place witnesses under oath and to examine witnesses.

     (e) To provide for the taking of testimony by deposition.

     (f) To regulate the course of the proceeding.

     (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

     (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.

     (3) The referee shall do all of the following: (a) Make a record and reporter's transcript of the proceeding.

     (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.

     (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.

     (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

HISTORY: Add. 1989, Act 121, Eff. Oct. 1, 1989.

450.1774 COSTS OF APPRAISAL PROCEEDING. [M.S.A. 21.200(774)]

     Sec. 774. (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner: (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.

     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefitted.

HISTORY: Add. 1989, Act 121, Eff. Oct. 1, 1989.

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

                                   APPENDIX C

                       OPINION OF AUSTIN ASSOCIATES, INC.

                                            , 2000

Board of Directors
IBT Bancorp, Inc.
200 East Broadway
Mt. Pleasant, MI 48858

and

Board of Directors
FSB Bancorp, Inc.
316 E. Saginaw Street
Breckenridge, MI 48615

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to IBT Bancorp, Inc. ("IBT") and FSB Bancorp, Inc. ("FSB") and their respective shareholders of the terms of the Agreement and Plan of Merger dated as of April 7, 2000 ("Agreement") between IBT and FSB. The terms of the Agreement provide for the acquisition of FSB by IBT (the "Acquisition"). The Acquisition will be completed through a merger of FSB with and into IBT.

     The terms of the Agreement provide for each outstanding share of FSB common stock to be converted into shares of IBT common stock. The number of shares of IBT stock into which each FSB share will be converted shall be equal to 2.1362 shares of IBT for each share of FSB. IBT will not issue fractional shares in connection with the Acquisition; instead, fractional shares shall be settled in cash.

     In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of IBT and FSB, including but not limited to the following: (i) the Proxy Statement/Prospectus, (ii) the Agreement; (iii) the financial statements of IBT and FSB for the period 1995 through March 31, 2000; (iv) certain other publicly available information regarding IBT and FSB; (v) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates to be generally comparable to those of IBT and FSB; (vi) the financial terms, to the extent publicly available, of certain comparable transactions; and (vii) such other analysis and information as we deemed relevant.

     In our review and analysis, we relieve upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status of individual loans made by IBT or FSB, and have instead relied upon representations and information concerning loans of IBT and FSB in the aggregate. In rendering our opinion, we have assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to IBT or FSB, or to FSB shareholders receiving IBT stock. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to IBT or FSB.

     Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter the terms of the Agreement are fair, from a financial point of view, to IBT and FSB and their respective shareholders.

     For our services in rendering this opinion, IBT and FSB will pay us a fee and indemnify us against certain liabilities.

Austin Associates, Inc.

                                   APPENDIX D

                   OPINION OF AUSTIN FINANCIAL SERVICES, INC.

                        AUSTIN FINANCIAL SERVICES, INC.

                                  May 26, 2000

Board of Directors
FSB Bancorp, Inc.
316 E. Saginaw Street
Breckenridge, Michigan 48615

Members of the Board:

     You have requested our opinion, from a financial point of view, as to the fairness to FSB Bancorp, Inc., Breckenridge, Michigan (hereinafter referred to as "FSB") and its shareholders of the terms of the executed Agreement and Plan of Merger ("Agreement"), between IBT Bancorp, Inc., Mount Pleasant, Michigan (hereinafter referred to as "IBT") and FSB. Under the terms of the Agreement between FSB and IBT, each share of FSB common stock outstanding immediately prior to consummation of the reorganization will be cancelled and exchanged for
2.1362 shares of IBT common stock. Any fractional share will be paid in cash according to the Agreement. The reorganization will result in FSB merging with and into IBT, the separate corporate existence of FSB shall cease, and IBT shall continue as the successor corporation. IBT will continue to carry on its banking business in substantially the same manner as before the reorganization.

     Austin Financial Services, Inc., ("AFSI") is a nationally recognized investment banking firm specializing in the banking and financial services industry. AFSI is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. AFSI does not contemplate any future business with FSB and/or IBT arising from this engagement, nor has its opinion concerning the fairness, from a financial point of view of the terms of the Agreement been subject to indications of future business with either FSB or IBT.

     In connection with its opinion, AFSI reviewed material bearing upon the financial operating condition of FSB and IBT including, but not limited to: (1) the Annual Reports of FSB and IBT for the year 1999; (2) Consolidated Reports of Condition and Income of FSB and IBT for the years ending 1994-1999; (3) Consolidated Reports of Condition and Income of FSB and IBT at March 31, 2000;
(4) the Uniform Bank Performance Report of FSB and IBT as of September 30, 1999;
(5) the interest rate schedule for FSB and IBT; (6) FSB's and IBT's estimated depreciation schedule for the years 2000-2004; (7) other internal financial and operating information which was provided to AFSI by FSB and IBT; (8) publicly available information concerning certain other banks/thrifts and bank/thrift holding companies merger and acquisition transactions; (9) discussed the foregoing as well as other matters relevant to its inquiry, including the past and current business operations and acquisitions, results of regulatory examinations, financial condition, current loan quality and trends, and future prospects of IBT with certain officers and representatives of IBT; and (10) the Agreement signed April 7, 2000. AFSI also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and general knowledge of the banking industry. AFSI's opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information available to AFSI through that date.

     AFSI relied upon and assumed without the accuracy and completeness of all of the financial and other information provided to it by FSB and IBT or from public sources. In particular, AFSI did not make an independent evaluation of the assets and liabilities of FSB or IBT. Nor did AFSI independently verify the aggregate allowance for loan loss set forth in the balance sheets of FSB and IBT at March 31, 2000, and assumed on this date that such allowances complied fully with applicable law, regulatory policy, and sound banking practice. However, AFSI did perform the following due diligence of IBT: (1) reviewed any pending litigation and solicited management's projected loss related to any pending litigation; (2) reviewed IBT's "watch" loan list and details involving the history of the loans contained within it; (3) reviewed IBT's 1999/2000 corporate minute book including board and executive meeting minutes; (4) reviewed IBT's most recent comprehensive regulatory exam; (5) reviewed any administrative orders or other regulatory action imposed upon IBT or its affiliate bank; and (6) posed several questions to IBT's management concerning matters that could have a material impact on the future value of IBT's common stock.

     In its analyses, AFSI made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FSB and IBT. Any estimates contained in AFSI's analyses do not necessarily denote future results since many unforeseen occurrences could affect or alter such estimates. No financial institution or transaction utilized in AFSI's analyses was identical to FSB or IBT or the Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments by AFSI concerning differences in financial and operating characteristics of the relevant financial institutions, the timing of the relevant transactions and prospective buyer interest, as well as other factors that could affect the public trading markets of the financial institution or financial institutions to which they are being compared.

     Since neither FSB's or IBT's common stock is publicly traded, it was paramount that AFSI perform an analysis of both institutions in order to derive its opinion, from a financial point of view, as to the fairness of the Agreement to FSB.

The following is a brief description of the analysis of FSB:

     Using a discounted future cash flow analysis, AFSI projected FSB's cash flow from April 1, 2000, through March 31, 2005. The principle behind the discounted future cash flow analysis is that the worth of a business is equal to the future expected cash flow discounted at a rate that reflects the riskiness of the cash flow. Besides determining five years of future cash flows, AFSI also estimated FSB's residual value as of March 31, 2005. The residual value represents the value of the institution beyond the explicit forecast period. This value is based on the cash flow during the year following the final projected year. The steps involved in determining FSB's value utilizing the discounted future cash flow analysis included the following: (1) the projected earnings in excess over the amount necessary to maintain a 6.00% equity capital to asset ratio were added to book charges such as depreciation less any projected capital expenditures in order to determine future cash flows; (2) the future cash flows were then converted to a present value equivalent using a discount rate of 16.55%, which was determined from the use of the Capital Asset Pricing Model ("CAPM"); (3) the residual value was then calculated by dividing the projected cash flows for the year 2005 by the capitalization rate. The capitalization rate not only includes all aspects of the CAPM but also reflects the long-term income growth prospects of FSB, as well as specific company risk factors; (4) the present value equivalent of the projected residual value was calculated using the 16.55% discount rate; and (5) the present value of the cash flows and the residual value were added together. The value per share of FSB's common stock resulting from this analysis was $30.73 (assumes 408,237 current shares outstanding).

     AFSI also determined the fair market value of FSB utilizing the adjusted book method as an alternative valuation method. The adjusted book value approach requires a three-step process. First, the book value is determined. This figure is derived from the March 31, 2000, balance sheet, and it represents the summary measure of stockholders' claims against the assets, on a historical cost basis. Second, assets and liabilities are restated to their fair market values. The adjusted book value calculation considers each major asset and liability account classification. Finally, additional "off-balance sheet" adjustments are calculated, if necessary. The value per share of FSB's common stock resulting from this analysis was $44.30 (assumes 408,237 current shares outstanding).

     AFSI accorded an equal weight to each of the values derived from its analysis in order to arrive at an aggregate value of FSB. The weightings were based on AFSI's review of the financial position, history and recent performance of FSB. The sum of the weighted values or $37.52 per share equates to the fair market value of FSB as of March 31, 2000.

     AFSI used the same valuation methods, rates, etc. in analyzing IBT's common stock as it did with FSB. Assuming 2,985,084 current shares outstanding, the discounted future cash flow analysis resulted in a value per share of $17.39 and the adjusted book analysis resulted in a value per share of $19.44. AFSI, as it did with FSB, applied an equal weighting to the two values. The sum of the weighted values equaled $18.42 per share, which equates to the fair market value of IBT as of March 31, 2000.

     Based on the exchange rate of the Agreement, a determined fair market value of $18.42 per share for IBT's common stock, the transactions would result in a $39.35 per share value for FSB's shareholders. Therefore, the exchange terms of the Agreement would be favorable, from a financial standpoint, to FSB shareholders since the transaction would result in a positive margin of $1.83 per share in comparison to the fair market value of IBT as determined by AFSI.

     AFSI analyzed certain other mergers and acquisitions that have consummated over the past fourteen months in Michigan as well as the neighboring states of Ohio and Wisconsin, which involved target financial institutions with assets under $700 million. AFSI compared the multiple produced by this reorganization to the mean multiples for the transactions analyzed. Set forth below are the mean transaction multiples:

                                                               SELECTED
                                                              BANK/THRIFT
                                                              MERGER/ACQ.     FSB
                                                              -----------     ---
Price/Earnings Multiple.....................................     21.48       12.51
Price/Book Value Multiple...................................      2.13        1.49

     The financial institution acquisition transactions announced for the three-state area during the past fourteen months included in the above multiples are:

TARGET INSTITUTION                                            ST
------------------                                            --
FCB Financial Corp..........................................   WI
Westwood Homestead Financial................................   OH
Dairy State Financial Services Inc. ........................   WI
Ravenna Savings Bank........................................   OH
Empire Banc Corporation.....................................   OH
Pyramid Bancorp Inc. .......................................   WI
Towne Financial Corporation.................................   OH
Northwest Equity Corporation................................   WI
U.B. Bancshares Inc. .......................................   OH
SNB Corporation.............................................   OH
OHSL Financial Corp. .......................................   OH
Sturgis Bank & Trust Company................................   MI
Elcho Bancorporation Inc. ..................................   WI

     AFSI's analysis showed that the implied valuations of FSB, applying the mean transaction multiples described above to FSB's last twelve months earnings per share and book value per share as of March 31, 2000, were $67.56 per share and $56.21 per share, respectively. The results produced in this analysis do not purport to be indicative of actual value or expected value of FSB shares of common stock.

     Summarizing the contractual relationship between FSB and AFSI, the fee in determining AFSI's opinion is a contractual $17,500 plus out of pocket expenses. In addition, FSB also has agreed to indemnify AFSI and its officers, directors, shareholders, employees and agents for all of its time, expenses, and any liability incurred as a result of AFSI's proposed engagement by means of legal action, administrative proceedings or threat thereof, unless such action, pending or threat thereof is caused by AFSI's own unlawful conduct, breach of duty or negligence during the course of performing AFSI's services.

     AFSI, in rendering its opinion, has assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to any of the parties involved. In addition, AFSI has assumed that, in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed upon FSB or IBT that will have a materially adverse impact on the contemplated benefits of the proposed transaction to FSB and IBT and their shareholders.

     Based upon AFSI's analysis and subject to the qualifications described herein, considering all circumstances known to us and based upon other matters considered relevant, AFSI believes that as of the date of this letter, the terms of the Agreement from a financial point of view are fair to FSB and its shareholders.

                                            On behalf of Austin Financial
                                            Services, Inc.

                                                /s/ DR. DOUGLAS V. AUSTIN
                                            ------------------------------------
                                            Dr. Douglas V. Austin
                                            President and CEO

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 561 of the Michigan Business Corporation Act authorizes indemnification of directors and officers of a corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article IX of the Registrant's Articles of Incorporation provides for broad indemnification of directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. See Exhibit Index.

     (b) Financial Statement Schedules. No financial schedules are required to be filed herewith.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (sec. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mt. Pleasant, state of Michigan, on June 20, 2000.

                                            IBT BANCORP, INC.

                                            By:      /s/ DAVID W. HOLE
                                              ----------------------------------
                                                David W. Hole
                                                President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 20, 2000 by the following persons in the capacities indicated:

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                  /s/ DAVID W. HOLE                    President and Chief Executive Officer
-----------------------------------------------------  (Principal Executive Officer)
                    David W. Hole

                /s/ DENNIS P. ANGNER                   Treasurer (Principal Financial and Accounting
-----------------------------------------------------  Officer)
                  Dennis P. Angner

L. A. JOHNS                )  DAVID W. HOLE        )
JAMES C. FABIANO           )  RONALD E. SCHUMACHER )  A majority of the
FREDERICK L. BRADFORD, DDS )  ROBERT O. SMITH      )  Board of Directors*
GERALD D. CASSEL           )  DEAN E. WALLDORFF    )
DENNIS P. ANGNER           )

---------------

* David W. Hole, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.

                                                   /s/ DAVID W. HOLE
                                            ------------------------------------
                                            David W. Hole
                                            Attorney-in-Fact

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         2.1             Agreement and Plan of Merger, dated as of April 7, 2000, by and between FSB Bancorp, Inc. and IBT Bancorp, Inc.,
                         included as Appendix A to the accompanying proxy
                         statement-prospectus.
         3.1(a)          Articles of Incorporation of IBT Bancorp, Inc., incorporated by reference to Exhibit 3(a) to the Registrant's Annual
                         Report on Form 10-K for the year ended December 31, 1990.
                         Certificates of Amendment of Articles of Incorporation,
                         incorporated by reference to Exhibit 3(b) to the
                         Registrant's Annual Report on Form 10-K for the year ended
                         December 31, 1994, and Exhibit 3(c) to the Registrant's
                         Annual Report on Form 10-K for the year ended December 31,
                         1999.
         3.1(b)          Certificate of Amendment of Articles of Incorporation of IBT
                         Bancorp, Inc., dated April 24, 2000.
         3.2             By-Laws of IBT Bancorp, Inc.
         4.1             See Exhibits 3.1 and 3.2.
         5.1             Opinion of Foster, Swift, Collins & Smith, P.C. as to the
                         legality of the shares to be issued (including consent).
         8.1             Opinion of Foster, Swift, Collins & Smith, P.C. regarding
                         the U.S. federal income tax consequences of the merger
                         (including consent).
         8.2             Opinion of Bodman, Longley & Dahling, L.L.P. regarding the
                         U.S. federal income tax consequences of the merger
                         (including consent).
        21.1             Subsidiaries of IBT Bancorp, Inc.
        23.1             Consent of Foster, Swift, Collins & Smith, P.C. (included in
                         Exhibit 5.1).
        23.2             Consent of Rehmann Robson, P.C. relating to the audited
                         financial statements of IBT Bancorp, Inc.
        23.3             Consent of Andrews, Hooper & Pavlik, P.L.C. relating to the audited financial statements of FSB Bancorp, Inc.
        23.4             Consent of Foster, Swift, Collins & Smith, P.C. regarding
                         its tax opinion (included in Exhibit 8.1).
        23.5             Consent of Bodman, Longley & Dahling, L.L.P. regarding its tax opinion (included in Exhibit 8.2).
        23.6             Consent of Austin Associates, Inc.
        23.7             Consent of Austin Financial Services, Inc.
        24.1             Powers of Attorney.
        99.1             Form of proxy for special meeting of shareholders of FSB
                         Bancorp, Inc.